Filed pursuant to Rule 424(b)(2)
under the Securities Act of 1933
Registration No. 333-139584

PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The boards of directors of BancorpSouth, Inc. and City Bancorp have approved a merger agreement to merge our two companies. If City Bancorp shareholders vote to approve the merger agreement and the merger is completed, City Bancorp will merge with and into BancorpSouth, and City Bancorp shareholders, other than City Bancorp shareholders who properly exercise their rights to dissent from the merger, will have the opportunity to elect to receive in exchange for each share of City Bancorp common stock they own (i) a cash payment of $34.08 or (ii) between 1.2198 and 1.4908 shares of BancorpSouth common stock, depending on the average closing price of BancorpSouth common stock reported on the New York Stock Exchange for the 10 trading days ending on the date on which the last consent of applicable federal and state regulatory authorities is received. Holders of more than one share of City Bancorp common stock may elect a combination of cash and shares of BancorpSouth common stock. In the merger, the overall percentage of shares of City Bancorp common stock that will be exchangeable into the right to receive shares of BancorpSouth common stock is fixed at 50%. This will result in the issuance of up to 3,644,203 shares of BancorpSouth common stock for outstanding shares of City Bancorp common stock. As a result of the 50% limitation for stock consideration, regardless of your election, you may receive a combination of cash and shares of BancorpSouth common stock that is different than what you may have elected, depending on the elections made by other City Bancorp shareholders. Approximately $3 million of the merger consideration, half in cash and half in shares of BancorpSouth common stock, will be deposited into an escrow account at the effective time of the merger.

The number of shares of BancorpSouth common stock that City Bancorp shareholders may receive in the merger is not fixed. The dollar value of the stock consideration that City Bancorp shareholders may receive will also change depending on fluctuations in the market price of BancorpSouth common stock and might not be known at the time City Bancorp’s shareholders vote on the merger agreement. The following table shows the average closing price of BancorpSouth common stock reported on the New York Stock Exchange for the 10 trading days ending on October 30, 2006, the last full trading day before we announced the merger, and before January 11, 2007, the last practicable trading day before the distribution of this Proxy Statement/Prospectus. This table also shows the implied value of the stock consideration proposed for each share of City Bancorp common stock, which we calculated by multiplying the appropriate 10-day average closing price of BancorpSouth common stock for those dates by the corresponding exchange ratio. You should obtain current market quotations for BancorpSouth common stock from a newspaper, the Internet or your broker. BancorpSouth common stock is listed on the New York Stock Exchange under the symbol “BXS.”

	10-Day Average Closing Price		Implied Value per Share of City
	of BancorpSouth Common Stock	Exchange Ratio	Bancorp Common Stock

At October 30, 2006	$26.24	1.2988	$34.08
At January 11, 2007	$26.93	1.2655	$34.08

This Proxy Statement/Prospectus provides you with detailed information about the proposed merger between BancorpSouth and City Bancorp. This document also contains information about BancorpSouth and City Bancorp. We encourage you to carefully read and consider this Proxy Statement/Prospectus in its entirety. You can obtain additional information about BancorpSouth from documents that it has filed with the Securities and Exchange Commission. For information on how to obtain copies of these documents, you should refer to the section of this document entitled “WHERE YOU CAN FIND MORE INFORMATION,” which begins on page 91.

You should carefully consider the risk factors described beginning on page 9 of this Proxy Statement/Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of BancorpSouth common stock to be issued under this Proxy Statement/Prospectus or determined if this Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Shares of BancorpSouth common stock are not savings or deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this Proxy Statement/Prospectus is January 16, 2007, and it is first being mailed to the shareholders of City Bancorp on or about
January 16, 2007.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 14, 2007

TO THE SHAREHOLDERS OF CITY BANCORP:

This serves as notice to you that a special meeting of shareholders of City Bancorp will be held on February 14, 2007 at 10:00 a.m., Central Time, at 3345 South Campbell Avenue, Springfield, Missouri 65807, for the purpose of considering and voting upon the approval of the Agreement and Plan of Merger, dated as of October 31, 2006, between City Bancorp and BancorpSouth, Inc., which provides for the merger of City Bancorp with and into BancorpSouth as more fully described in the attached Proxy Statement/Prospectus.

Only holders of record of shares of City Bancorp common stock at the close of business on January 16, 2007 are entitled to notice of and to vote at the special meeting or any adjournments or postponements of the special meeting. Each share of City Bancorp common stock is entitled to one vote. Approval of the merger agreement requires approval by two-thirds of all the votes entitled to be cast by shareholders of City Bancorp.

The Board of Directors of City Bancorp has unanimously approved the merger agreement and recommends that City Bancorp shareholders vote “FOR” approval of the merger agreement.

City Bancorp shareholders, other than City Bancorp shareholders who properly exercise their rights to dissent from the merger, will have the opportunity to elect to receive in exchange for each share of City Bancorp common stock they own (i) a cash payment of $34.08 or (ii) between 1.2198 and 1.4908 shares of BancorpSouth common stock as described in the Proxy Statement/Prospectus accompanying this notice. Holders of more than one share of City Bancorp common stock may elect a combination of stock and cash consideration. Cash will be paid in lieu of any remaining fractional share interest. Approximately $3 million of the merger consideration, half in cash and half in shares of BancorpSouth common stock, will be deposited into escrow with Enterprise Bank & Trust Company at the effective time of the merger.

Notice of Right to Dissent.  Dissenting shareholders who comply with the procedural requirements of the General and Business Corporation Law of Missouri will be entitled to receive payment of the fair cash value of their shares, if the merger agreement is approved and the merger is completed. The text of Section 351.455 of the General and Business Corporation Law of Missouri containing the procedural requirements to exercise dissenters’ rights is attached as Annex B to the accompanying Proxy Statement/Prospectus. In addition, please see the section entitled “THE MERGER — Shareholders Dissenters’ Rights” in the accompanying Proxy Statement/Prospectus for a discussion of the procedures to be followed in asserting these dissenters’ rights.

Please mark, sign, date and return the enclosed proxy card promptly, whether or not you plan to attend the special meeting.  All City Bancorp shareholders are invited to attend the special meeting. To ensure your representation at the special meeting, please complete and promptly mail the enclosed proxy card in the enclosed white postage paid business reply envelope to City Bancorp. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. If you do not vote your proxy, the effect will be the same as a vote against the merger agreement. You may revoke your proxy at any time before it is voted by: (i) sending a written notice to the chief executive officer of City Bancorp in time to be received before the special meeting stating that you would like to revoke your proxy; (ii) completing, signing and dating another proxy and returning it by mail to the chief executive officer of City Bancorp in time to be received before the special meeting, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or (iii) attending the special meeting and voting in person (attendance at the special meeting by itself will not revoke a previously granted proxy).

Please also fill out the enclosed election form and letter of transmittal according to their instructions and promptly mail, in the enclosed brown postage paid business reply envelope, the election form and the letter of transmittal, along with all of your City Bancorp stock certificates.  The election form is the document provided to you to select the amount of stock and/or cash consideration you wish to receive in connection with the proposed merger and to be effective, must be received by Computershare Trust Company, N.A. no later than February 28, 2007 (10 business days after the date of the special meeting). Please review the Proxy Statement/Prospectus accompanying this notice for more complete information regarding the proposed merger and the special meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

Chairman and Chief Executive Officer

Springfield, Missouri
January 16, 2007

ADDITIONAL INFORMATION

This Proxy Statement/Prospectus incorporates important business and financial information about BancorpSouth from documents that are not included in or delivered with this Proxy Statement/Prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 91. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from BancorpSouth as follows:

BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804
(662) 680-2000
Attention: Cathy S. Freeman, Corporate Secretary

In order to receive timely delivery of requested documents in advance of City Bancorp’s special meeting of shareholders, your request should be received no later than February 9, 2007.

You also may obtain these documents at the Securities and Exchange Commission’s Internet world wide web site, http://www.sec.gov, and at BancorpSouth’s Internet world wide website, http://www.bancorpsouthonline.com, by selecting “Investor Relations” and then selecting “SEC Filings.” We have included the web site addresses of the Securities and Exchange Commission and BancorpSouth as inactive textual references only. Except as specifically incorporated by reference into this Proxy Statement/Prospectus, information on those web sites is not part of this Proxy Statement/Prospectus.

QUESTIONS AND ANSWERS ABOUT THE MERGER	iii
SUMMARY	1
RISK FACTORS	9
You Might Not Receive the Form of Merger Consideration that You Elect	9
You Might Not Know the Exchange Ratio When You Send Your Election Form or Proxy	9
The Market Price of the Shares of BancorpSouth Common Stock You Receive in the Merger Will Fluctuate and the Precise Exchange Ratio Cannot be Presently Determined	9
We May Fail to Achieve the Anticipated Benefits of the Merger	10
The Market Price of Shares of BancorpSouth Common Stock after the Merger May Be Affected by Factors Different from those Affecting Shares of City Bancorp or BancorpSouth Currently	10
The Merger Agreement Limits the Ability of City Bancorp to Pursue Alternative Transactions to the Merger and Requires City Bancorp to Pay a Termination Fee if it Does	10
The Executive Officers and Directors of City Bancorp Have Interests Different from Typical City Bancorp Shareholders	10
Former Shareholders of City Bancorp Will Be Limited in their Ability to Influence BancorpSouth’s Actions and Decisions Following the Merger	11
The Merger May Result in a Loss of Current City Bancorp Employees	11
A Portion of the Merger Consideration Will be Deposited Into an Escrow Account and Will not be Distributable for up to Seven Years	11
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF BANCORPSOUTH	12
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CITY BANCORP	13
COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA	14
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	15
THE SPECIAL MEETING	16
General	16
Proxies	16
Solicitation of Proxies	17
Record Date and Voting Rights	17
Recommendation of Board of Directors	17
Shareholders Dissenters’ Rights	17
THE MERGER	19
Description of the Merger	19
Background and Reasons for the Merger	20
Analysis of Financial Advisors to City Bancorp	22
Regulatory Approval	37
Accounting Treatment	37
Material United States Federal Income Tax Consequences	37
Retirement Plan	42
Equity Incentive Plans	42
Shareholders Dissenters’ Rights	42
Interests of Certain Persons in the Merger	44
Comparison of Rights of Shareholders	45
Restrictions on Resales by Affiliates	45
Source of Funds for Cash Portion of Merger Consideration	45

i

QUESTIONS AND ANSWERS
ABOUT THE MERGER

Q:	What is the proposed transaction?

A:	A merger in which City Bancorp will merge with and into BancorpSouth. City Bancorp’s subsidiary bank, The Signature Bank, will become a wholly-owned subsidiary of BancorpSouth. After the merger, City Bancorp will cease to exist as a separate corporate entity. You will no longer own shares of City Bancorp common stock and will receive either cash or shares of BancorpSouth common stock, or a combination of both, as your merger consideration.

Q:	What do I need to do now?

A:	After you carefully read this Proxy Statement/Prospectus, please vote your proxy promptly by indicating on the enclosed proxy card how you want to vote, and by signing and mailing the proxy card in the enclosed white postage paid business reply envelope as soon as possible so that your shares may be represented at the special meeting of shareholders. Also, please fill out your election form and letter of transmittal according to their instructions and mail the election form and the letter of transmittal, along with all of your City Bancorp stock certificates, in the enclosed brown envelope to Computershare Trust Company, N.A. within 10 business days immediately following the special meeting of City Bancorp shareholders so that we may know the amount of each type of consideration you wish to receive. Election forms received after February 28, 2007 will be disregarded and the merger consideration you receive will be determined as set forth in the merger agreement.

Regardless of whether you plan to attend the special meeting in person, we encourage you to vote your proxy promptly. This will help to ensure that a quorum is present at the special meeting and will help reduce the costs associated with the solicitation of proxies.

The board of directors of City Bancorp unanimously recommends that shareholders vote “FOR” approval of the merger agreement.

Q:	Why is my vote important?

A:	Under the General and Business Corporation Law of Missouri, the merger agreement must be approved by two-thirds of all the votes entitled to be cast by shareholders of City Bancorp. Accordingly, if you abstain, it will have the same effect as a vote against approval of the merger agreement.

Q:	Can I change my vote after I have delivered my proxy card?

A:	Yes, you can change your vote at any time before your proxy is voted at the special meeting of shareholders. You can do this in any of the following three ways:

• by sending a written notice to the chief executive officer of City Bancorp in time to be received before the special meeting stating that you would like to revoke your proxy;

• by completing, signing and dating another proxy and returning it by mail to the chief executive officer of City Bancorp in time to be received before the special meeting, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

• if you are a holder of record, by attending the special meeting and voting in person (attendance at the special meeting by itself will not revoke a previously granted proxy).

If your shares are held in an account at a broker or financial institution, you should contact your broker or financial institution to change your vote.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No, unless you instruct your broker to vote your shares, following the directions your broker provides. Your broker will generally not have the discretion to vote your shares without your instructions.

Q:	Will I be able to sell the shares of BancorpSouth common stock I receive in the merger?

A:	Yes. The BancorpSouth common stock issued pursuant to the merger will be registered under the Securities Act of 1933 and will be listed on the New York Stock Exchange under the symbol “BXS.” All shares of BancorpSouth common stock that you receive in the merger will be freely transferable unless you are deemed an affiliate of City Bancorp at the time of the City Bancorp special meeting. Persons who are considered affiliates of City Bancorp (generally directors, officers and holders of 10% or more of City Bancorp common stock) must comply with Rule 145 under the Securities Act of 1933 if they wish to sell or otherwise transfer any of the shares of BancorpSouth common stock they receive in the merger.

Q:	What will I receive in connection with the merger?

A:	You may elect to receive shares of BancorpSouth common stock, cash or a combination of shares of BancorpSouth common stock and cash by indicating your preference on the enclosed election form. The Proxy Statement/Prospectus explains in more detail what amount of cash and/or BancorpSouth common stock each shareholder of City Bancorp is entitled to receive. The overall percentage of shares of City Bancorp common stock that will be exchangeable for the right to receive shares of BancorpSouth common stock is fixed at 50%. In the event that holders of more or less than 50% of the outstanding shares of City Bancorp common stock elect to receive common stock consideration, the amount of BancorpSouth common stock that you will have the right to receive upon exchange of your shares of City Bancorp common stock will be adjusted so that, in the aggregate, 50% of the shares of City Bancorp common stock will be exchanged for the right to receive shares of BancorpSouth common stock and the remaining shares of City Bancorp common stock will be exchanged for the right to receive cash. As a result, you may receive a different combination of consideration than you elected, based on the choices made by other City Bancorp shareholders.

Q:	What are the U.S. federal income tax consequences of the merger to the shareholders?

A:	If you exchange your shares of City Bancorp common stock solely for BancorpSouth common stock, you should not recognize any gain or loss (except with respect to the cash you receive for any fractional share) for U.S. federal income tax purposes. If you exchange your shares of City Bancorp common stock solely for cash, you should recognize gain or loss on the exchange. If you exchange your shares of City Bancorp common stock for a combination of BancorpSouth common stock and cash, you should recognize gain, but not loss, on the exchange to the extent of the lesser of cash received or gain realized in the exchange. If you have an option to purchase shares of City Bancorp common stock, you should not recognize gain or loss for U.S. federal income tax purposes because of the merger. Rather, the tax treatment of such options will remain the same as prior to the merger. For more information regarding tax consequences, see the section entitled “THE MERGER — Material United States Federal Income Tax Consequences” in this Proxy Statement/Prospectus. This tax treatment may not apply to all City Bancorp shareholders. You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

Q:	What is the purpose of this Proxy Statement/Prospectus?

A:	This document serves as City Bancorp’s proxy statement and as BancorpSouth’s prospectus. As a proxy statement, this document is being provided to City Bancorp shareholders because City Bancorp’s board of directors is soliciting proxies to vote to approve the merger agreement. As a prospectus, this document is being provided to City Bancorp shareholders by BancorpSouth because BancorpSouth is offering shares of BancorpSouth common stock in exchange for City Bancorp shareholders’ shares of City Bancorp common stock if the merger is completed.

Q:	Is there other information I should consider?

A:	Yes. Much of the business and financial information about BancorpSouth that may be important to you is not included directly in this document. Instead, this information is incorporated into this document by reference to documents separately filed by BancorpSouth with the Securities and Exchange Commission. This means that BancorpSouth may satisfy its disclosure obligations by referring you to one or more documents separately filed by it with the Securities and Exchange Commission. See “WHERE YOU CAN

FIND MORE INFORMATION” beginning on page 91 for a list of documents that BancorpSouth has incorporated by reference into this Proxy Statement/Prospectus and for instructions on how to obtain copies of these documents. These documents are available to you without charge.

Q:	What if I choose not to read the documents incorporated by reference?

A:	Information that is incorporated from another document is considered to have been disclosed to you whether or not you choose to read the document. Information contained in a document that is incorporated into this Proxy Statement/Prospectus by reference is part of this Proxy Statement/Prospectus, unless it is superseded by information contained directly in this Proxy Statement/Prospectus or in documents filed by BancorpSouth with the Securities and Exchange Commission after the date of this Proxy Statement/Prospectus.

Q:	Why have I been sent an election form?

A:	If the merger agreement is approved and the merger is completed, unless you properly exercise your right to dissent from the merger, each share of City Bancorp common stock held by you will be converted into (i) a cash payment of $34.08 or (ii) between 1.2198 and 1.4908 shares of BancorpSouth common stock, depending on the average closing price of BancorpSouth common stock reported on the New York Stock Exchange for the 10 trading days ending on the date on which the last consent of the applicable federal and state regulatory authorities is received. Holders of more than one share of City Bancorp common stock may elect a combination of cash and shares of BancorpSouth common stock. Cash will be paid for any remaining fractional share interest. The election form is the document provided to you to select the amount of each type of consideration you wish to receive. As discussed above, however, because the percentage of shares of City Bancorp common stock that will be exchangeable for the right to receive shares of BancorpSouth common stock is fixed at 50%, you will not necessarily receive the merger consideration you elect.

Q:	What happens if I do not send in my election form?

A:	If you do not make an election, you will be deemed to have made an election to receive the merger consideration in such form of cash and/or shares of BancorpSouth common stock as provided for in the merger agreement.

Q:	May I send in my City Bancorp stock certificates now?

A:	Yes. After you carefully read this Proxy Statement/Prospectus, please choose which form(s) of consideration you would like to receive if the merger is consummated by indicating your choice on the enclosed election form, signing the enclosed letter of transmittal and mailing both, along with all stock certificates representing shares of City Bancorp common stock that you own, in the enclosed brown envelope to Computershare Trust Company, N.A., the exchange agent. To be properly completed, your election form together with the appropriate stock certificate(s) and letter of transmittal must be received by the transfer agent by February 28, 2007, 10 business days after the date of the special meeting.

Q:	Whom do I contact if I have questions about the merger?

A:	If you have more questions about the merger, including procedures for voting your shares, you should contact:

City Bancorp
4039 S. Kansas Expressway
Springfield, Missouri 65807
Attention: David A. Kunze, Chairman and Chief Executive Officer
Phone Number: (417) 889-2600

Q:	What is the escrow fund?

A:	Approximately $3 million of the merger consideration, half in cash and half in shares of BancorpSouth common stock, will be deposited into escrow with Enterprise Bank & Trust Company at the effective time. This escrow fund will be used to pay judgments, settlements and related legal fees and costs relating to certain outstanding litigation against City Bancorp or any subsidiary of City Bancorp that is a party

v

to this litigation. The funds shall be held in escrow until the final resolution of such litigation, whether by entry of a final unappealable judgment or by final settlement and release of all City Bancorp entities that are parties to such litigation, but in no event longer than seven years. Upon termination of the escrow arrangement, any cash or shares of BancorpSouth common stock remaining in the escrow fund will be disbursed to the former holders of City Bancorp common stock who did not exercise their right to dissent with respect to the merger.

Q:	What are the U.S. federal income tax consequences of the escrow fund to holders of City Bancorp common stock as a result of the merger?

A:	For U.S. federal income tax purposes, the non-dissenting City Bancorp shareholders generally should be treated as the owners of the escrowed shares of BancorpSouth common stock and, possibly, the escrowed cash. Amounts earned on the escrow fund, including dividends and interest, should be deemed received by the City Bancorp shareholders for U.S. federal income tax purposes, although such amounts will be retained by the escrow agent and become a part of the escrow fund for distribution. Generally, no gain or loss should be recognized by the City Bancorp shareholders upon the release of the escrowed cash or the escrowed shares of BancorpSouth common stock from the escrow fund to the City Bancorp shareholders. It is unclear whether the installment method of reporting is available to a City Bancorp shareholder for reporting gain attributable to the escrowed cash. If the installment method is applicable, the release of the escrowed cash to the City Bancorp shareholders should cause such City Bancorp shareholders to recognize gain and possibly imputed ordinary interest income with respect to a portion of the escrowed cash distributed. The taxation of escrow arrangements is complex and uncertain. Each City Bancorp shareholder is urged to consult his or her tax advisor regarding the tax consequences of the escrow fund.

SUMMARY

This summary highlights selected information from this Proxy Statement/Prospectus. It does not contain all of the information that is important to you. You should carefully read this entire Proxy Statement/Prospectus and the documents to which it refers in order to understand fully the merger and to obtain a more complete description of the parties to the merger agreement and the legal terms of the merger. For information on how to obtain copies of documents referred to in this Proxy Statement/Prospectus, you should read the section entitled “WHERE YOU CAN FIND MORE INFORMATION.” Each item in this summary includes a page reference that directs you to a more complete description in this Proxy Statement/Prospectus of the topic discussed.

The Companies (Page 59)

BANCORPSOUTH, INC.
One Mississippi Plaza
Tupelo, Mississippi 38804
(662) 680-2000

BancorpSouth (NYSE: BXS) is incorporated in Mississippi and is a financial holding company under the Bank Holding Company Act of 1956. It is based in Tupelo, Mississippi and conducts its operations through its bank subsidiary, BancorpSouth Bank, and various banking-related subsidiaries. BancorpSouth Bank conducts commercial banking, trust, insurance and investment services businesses through 282 locations and 264 ATMs in Arkansas, Alabama, Florida, Louisiana, Mississippi, Tennessee and Texas. As of September 30, 2006, BancorpSouth had total assets of approximately $11.9 billion, deposits of approximately $9.5 billion and shareholders’ equity of approximately $1.0 billion.

CITY BANCORP
4039 S. Kansas Expressway
Springfield, Missouri 65807
(417) 889-2600

City Bancorp is incorporated in Missouri and is a bank holding company under the Bank Holding Company Act of 1956. It is based in Springfield, Missouri and conducts its banking operations through its subsidiary bank, The Signature Bank. As of September 30, 2006, City Bancorp had total assets of approximately $851.0 million, deposits of approximately $600.0 million and shareholders’ equity of approximately $73.0 million.

The Merger (Page 19)

BancorpSouth and City Bancorp entered into a merger agreement, dated as of October 31, 2006, whereby City Bancorp will merge with and into BancorpSouth, subject to shareholder and regulatory approval and other conditions. City Bancorp’s subsidiary bank, The Signature Bank, will become a wholly-owned subsidiary of BancorpSouth and City Bancorp’s separate corporate existence will cease. The merger agreement is attached to this Proxy Statement/Prospectus as Annex A. You should read it carefully. Subject to shareholder and regulatory approval and satisfaction of the other conditions contained in the merger agreement, BancorpSouth and City Bancorp hope to complete the merger during the first quarter of 2007.

What City Bancorp Shareholders Will Receive in the Merger (Page 19, 46)

If the merger is completed, City Bancorp shareholders, other than City Bancorp shareholders who properly exercise their rights to dissent from the merger, will have the opportunity to elect to receive in exchange for each share of City Bancorp common stock they own:

•	a cash payment of $34.08; or

•	between 1.2198 and 1.4908 shares of BancorpSouth common stock (which is referred to as the “exchange ratio”), depending on the average closing price of BancorpSouth common stock for the 10 trading days ending on the date on which the last consent of the applicable federal and state regulatory authorities is received.

If you hold more than one share of City Bancorp common stock, you may elect a combination of stock and cash consideration. Regardless of your election, you may receive a combination of cash and shares of BancorpSouth common stock that is different than what you may have elected, depending on the elections made by other City Bancorp shareholders.

With respect to the stock consideration, for each share of City Bancorp common stock you own, you will receive between 1.2198 shares of BancorpSouth common stock (if the 10-day average closing price is $27.94 or greater), and 1.4908 shares of BancorpSouth common stock (if the 10-day average closing price is $22.86 or less). If the 10-day average closing price is between $22.86 and $27.94, the exchange ratio will be proportionately adjusted between 1.2198 and 1.4908 based on the 10-day average closing price of BancorpSouth common stock computed as described above.

BancorpSouth will not issue any fractional shares of BancorpSouth common stock. Instead, a City Bancorp shareholder who receives any fractional share of BancorpSouth common stock as consideration in the merger will receive cash equal to the product of (i) the per share closing price on the New York Stock Exchange of BancorpSouth common stock on the closing date, times (ii) the fraction of a share of BancorpSouth common stock to which the shareholder otherwise would be entitled.

At the effective time of the merger, each outstanding option to purchase shares of City Bancorp common stock shall, by virtue of the merger and without further action by the holder of such option, be converted into an option to purchase shares of BancorpSouth common stock. The amount of BancorpSouth common stock subject to each option will be equal to the number of whole shares that the holder of the option would have received if the option were exercised in full immediately prior to the effective time of the merger and the holder had elected to receive merger consideration for such option shares only in the form of BancorpSouth common stock. Any fractional share will be rounded to the nearest whole share. The exercise price for the converted options will be equal to the aggregate exercise price for the shares of City Bancorp common stock otherwise purchasable under the City Bancorp option divided by the number of shares of BancorpSouth common stock issuable under the converted option. This option conversion formula will be adjusted, if necessary, for tax-related adjustments in order to comply with Section 424(a) of the Internal Revenue Code.

At the effective time of the merger, persons who are BancorpSouth shareholders immediately prior to the merger will own more than 95% of the outstanding shares of common stock of the combined company and persons who are City Bancorp shareholders immediately prior to the merger will own less than 5% of the outstanding shares of common stock of the combined company.

BancorpSouth’s Stock Price Will Fluctuate (Page 9, 58)

BancorpSouth expects the market price of its common stock to fluctuate as a result of market factors beyond its control before and after the merger. Because both the market price of BancorpSouth common stock and the exchange ratio may fluctuate, the value of the shares of BancorpSouth common stock that City Bancorp shareholders may receive in the merger might increase or decrease prior to completion of the merger. BancorpSouth cannot assure City Bancorp shareholders that the market price of BancorpSouth common stock will not fluctuate before or after completion of the merger. The following table shows the average closing price of BancorpSouth common stock reported on the New York Stock Exchange for the 10 trading days ending on October 30, 2006, the last full trading day before we announced the merger, and before January 11, 2007, the last practicable trading day before the distribution of this Proxy Statement/Prospectus. This table also shows the implied value of the stock consideration proposed for each share of City Bancorp common stock, which we calculated by multiplying the appropriate 10-day average closing price of BancorpSouth common stock for those dates by the corresponding exchange ratio. You should obtain current market quotations for BancorpSouth common stock from a newspaper, the Internet or your broker. BancorpSouth common stock is listed on the New York Stock Exchange under the symbol “BXS.”

	10-Day Average Closing Price of	Exchange	Implied Value per Share of
	BancorpSouth Common Stock	Ratio	City Bancorp Common Stock

At October 30, 2006	$26.24	1.2988	$34.08
At January 11, 2007	$26.93	1.2655	$34.08

Special Meeting (Page 16)

A special meeting of the shareholders of City Bancorp will be held at the following time and place:

February 14, 2007
10:00 a.m. (Central Time)
City Bancorp
3345 South Campbell Avenue
Springfield, Missouri 65807

At the special meeting, shareholders of City Bancorp will be asked to approve the merger agreement between City Bancorp and BancorpSouth.

The Board of Directors of City Bancorp Recommends that its Shareholders Approve the Merger Agreement (Page 17)

The board of directors of City Bancorp unanimously approved the merger agreement, believes that the merger between City Bancorp and BancorpSouth is in the best interests of City Bancorp shareholders and recommends that City Bancorp shareholders vote “FOR” the proposal to approve the merger agreement. This belief is based on a number of factors described in this Proxy Statement/Prospectus.

City Bancorp’s Financial Advisors Provided Opinions to the City Bancorp Board of Directors as to the Fairness of the Merger Consideration from a Financial Point of View (Page 22)

In deciding to approve the merger agreement, the City Bancorp board of directors considered the opinions of its financial advisors, Stifel, Nicolaus & Company, Incorporated and Mercer Capital Management, Inc., which were given to the City Bancorp board of directors on October 30, 2006, that, as of the date of such opinions and based upon and subject to the assumptions, qualifications and limitations described in each opinion, the merger consideration was fair from a financial point of view to the shareholders of City Bancorp. A copy of the opinion given by Stifel Nicolaus is attached to this document as Annex C. A copy of the opinion given by Mercer Capital is attached to this document as Annex D. City Bancorp shareholders should read the opinions completely and carefully to understand the assumptions made, matters considered and limitations on the reviews undertaken by Stifel Nicolaus and Mercer Capital in providing their opinions.

Vote Required to Complete the Merger (Page 17)

Under Missouri law, the merger agreement must be approved by two-thirds of all the votes entitled to be cast by shareholders of City Bancorp. City Bancorp expects that its executive officers and directors will vote all of their shares of City Bancorp common stock in favor of the merger agreement. At the close of business on City Bancorp’s record date, there were 4,929,612 shares of City Bancorp common stock entitled to vote at the City Bancorp special meeting held by 305 holders of record. The executive officers and directors of City Bancorp beneficially owned 26.07% of the outstanding shares of City Bancorp common stock as of that date.

Record Date; Voting Rights (Page 17)

You can vote at the special meeting of City Bancorp shareholders if you owned City Bancorp common stock as of the close of business on January 16, 2007, the record date set by City Bancorp’s board of directors. Each share of City Bancorp common stock is entitled to one vote. On January 16, 2007, there were 4,929,612 shares of City Bancorp common stock outstanding and entitled to vote on the merger agreement.

Background and Reasons for the Merger (Page 20)

In the first quarter of 2006, David Kunze, Chairman and Chief Executive Officer of City Bancorp, received an unsolicited expression of interest from a large regional bank holding company regarding a possible transaction between that company and City Bancorp. Discussions with this potential acquiror continued through mid-June 2006, when it became apparent to management of City Bancorp that the potential acquiror was not inclined to offer an amount that either Stifel Nicolaus or management of City Bancorp considered sufficient to accept in the absence of evidence that no greater purchase price would be available from other possible bidders. At the request of management, in consultation with the Strategic Alternatives Committee established by the board of directors of City Bancorp, Stifel Nicolaus initiated a bidding process by contacting potential acquirors (without disclosing the identity of City Bancorp). Eventually, 23 additional potential acquirors were contacted. Of these, 13 signed confidentiality agreements and received a confidential memorandum regarding City Bancorp. This resulted in three written expressions of interest in addition to the non-binding expression of interest initially received.

Two of the three new expressions of interest contained purchase price offers substantially in excess of the initial expression of interest, and Stifel Nicolaus commenced discussions with these two bidders at the direction of the City Bancorp board of directors. One of these two bidders was BancorpSouth. Stifel Nicolaus summarized final bids from BancorpSouth and the other party at a City Bancorp board of directors meeting on September 22, 2006. The board of directors carefully considered each of the two bids, determined that the bid of BancorpSouth represented the higher bid and was the most advantageous transaction for the shareholders of City Bancorp, and directed management, with the assistance of the Strategic Alternatives Committee, Stifel Nicolaus, and Polsinelli Shalton Welte Suelthaus PC, to attempt to negotiate a definitive agreement with BancorpSouth. At that same meeting, the board of directors determined to engage Mercer Capital in addition to Stifel Nicolaus to provide an independent review of the fairness to the shareholders of City Bancorp of any resulting proposed transaction with BancorpSouth.

At an October 30, 2006 meeting of the board of directors, the directors unanimously approved the merger agreement and authorized management to execute and deliver the merger agreement. The merger agreement was executed effective as of October 31, 2006, and a public announcement of the transaction was made on that date in Springfield, Missouri.

Why BancorpSouth and City Bancorp are Seeking to Merge (Page 20)

The merger will combine the strengths of BancorpSouth and City Bancorp and their subsidiary banks. By merging with BancorpSouth, City Bancorp will provide its current and potential customers with access to a substantially larger capital base and lending limits, as well as a broader array of financial and technological resources, including an expanded products line. The combined company also expects to reduce costs by eliminating overlap of the companies’ operations and by applying BancorpSouth’s technology to City Bancorp’s operations. The merger will expand BancorpSouth’s market presence into an eighth state providing additional geographic diversification consistent with BancorpSouth’s growth strategy.

Analysis of Financial Advisors to City Bancorp (Page 22)

Stifel, Nicolaus & Company, Incorporated

Stifel Nicolaus acted as City Bancorp’s financial advisor in connection with the proposed merger. As part of its investment banking activities, Stifel Nicolaus regularly engages in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Stifel Nicolaus has substantial expertise in transactions similar to the proposed merger and City Bancorp retained Stifel Nicolaus based on its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of the financial services industry.

On October 23, 2006, Stifel Nicolaus rendered its oral opinion, which was subsequently reaffirmed and confirmed in writing on October 30, 2006, to the board of directors of City Bancorp that, as of such date, the per share consideration to be received by the holders of City Bancorp common stock (other than shares of City Bancorp common stock as to which dissenters’ rights have been properly demanded and shares held directly or indirectly by BancorpSouth or City Bancorp or any of their respective subsidiaries (other than shares held in a trust or managed account or otherwise in a fiduciary capacity or in respect of a previously contracted debt)) from BancorpSouth in the merger pursuant to the merger agreement was fair to such holders, from a financial point of view.

The full text of the opinion of Stifel Nicolaus, dated October 30, 2006, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C to this Proxy Statement/Prospectus. City Bancorp shareholders should read this opinion in its entirety.

Mercer Capital Management, Inc.

Mercer Capital is a business valuation and financial advisory firm located in Memphis, Tennessee. Mercer Capital is regularly engaged to provide valuation and advisory services in connection with mergers and acquisitions, corporate transactions, share repurchases, tax compliance, ESOPs and employee benefit plans, and related purposes. Neither Mercer Capital nor any of its affiliates has a financial interest in City Bancorp or BancorpSouth. Mercer Capital was selected to provide its fairness opinion based on its familiarity with the regional community banking industry and its knowledge of the banking industry as a whole. Mercer Capital will receive a fee for providing its fairness opinion, which fee is not contingent on its opinion. Prior to its engagement to provide this fairness opinion, Mercer Capital provided a fairness opinion on behalf of Signature Bancshares, Inc. in connection with the 2003 merger between City Bancorp and Signature Bancshares.

City Bancorp engaged Mercer Capital to provide an additional fairness opinion in connection with the merger. On October 30, 2006, Mercer Capital rendered its written opinion to the effect that, as of such date and based upon and subject to matters stated in the Mercer Capital opinion, the merger is fair from a financial point of view to City Bancorp’s shareholders (other than shares of City Bancorp as to which dissenters’ rights have been properly demanded and shares held directly or indirectly by City Bancorp or BancorpSouth (other than shares held in a trust or managed account or otherwise in a fiduciary capacity or in respect of a previously contracted debt)). No limitations were imposed by City Bancorp’s board of directors upon Mercer Capital with respect to the investigations made or the procedures followed by Mercer Capital in rendering its opinion.

The full text of the opinion of Mercer Capital, dated October 30, 2006, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex D to this Proxy Statement/Prospectus. City Bancorp shareholders should read this opinion in its entirety.

Management and Operations Following the Merger (Page 57)

The officers and directors of each of BancorpSouth and BancorpSouth Bank immediately prior to the effective time of the merger will continue to be the officers and directors of BancorpSouth and BancorpSouth Bank, respectively, following the merger. Certain of the executive officers of City Bancorp will be retained by BancorpSouth and may serve as officers of The Signature Bank or BancorpSouth Bank but will not serve as executive officers of BancorpSouth.

Material U.S. Federal Income Tax Consequences (Page 37)

Your U.S. federal income tax consequences will depend primarily on whether you exchange your shares of City Bancorp common stock solely for BancorpSouth common stock, solely for cash or for a combination of BancorpSouth common stock and cash. If you exchange your shares of City Bancorp common stock solely for BancorpSouth common stock, you should not recognize any gain or loss (except with respect to the cash you receive for any fractional share) for U.S. federal income tax purposes. If you exchange your shares of City Bancorp common stock solely for cash, you should recognize gain or loss on the exchange. If you exchange your shares of City Bancorp common stock for a combination of BancorpSouth common stock and cash, you should recognize a gain, but not any loss, on the exchange to the extent of the lesser of cash received or gain realized in the exchange. The actual U.S. federal income tax consequences to you will not be ascertainable at the time you make your election because we will not know at that time if, or to what extent, the allocation and proration procedures will apply.

This tax treatment may not apply to all shareholders of City Bancorp. Determining the actual tax consequences of the merger to you can be complicated. You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

BancorpSouth and City Bancorp will not be obligated to complete the merger unless they each receive an opinion from their respective legal counsel, dated the closing date, that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that BancorpSouth and City Bancorp will each be a party to that reorganization. If such opinions are rendered, the U.S. federal income tax treatment of the merger should be as described above. The opinions of the parties’ respective counsel, however, do not bind the Internal Revenue Service and do not preclude the IRS or the courts from adopting a contrary position.

Retirement Plans (Page 42)

It is anticipated that the existing City Bancorp retirement plan will be terminated immediately prior to the merger. In addition, City Bancorp is in the process of liquidating a retirement plan that was previously terminated by a predecessor to City Bancorp. This plan currently holds 7,135 shares of City Bancorp common stock.

Equity Incentive Plans (Page 42)

The two employee stock purchase plans maintained by City Bancorp have been terminated. In addition, all options to purchase City Bancorp common stock under City Bancorp’s existing option plans will be converted to options to purchase shares of BancorpSouth common stock. Except for the options granted under the City Bancorp Incentive Stock Option Plan, all options will be equity incentive options as described in Section 422 of the Internal Revenue Code. The options granted under the City Bancorp Incentive Stock Option Plan will be nonqualified options.

Accounting Treatment (Page 37)

BancorpSouth will account for the merger under the purchase method of accounting for business combinations under generally accepted accounting principles in the United States.

Interests of Certain Persons in the Merger (Page 44)

Executive officers and directors of City Bancorp will receive shares of BancorpSouth common stock in the merger on the same basis as other City Bancorp shareholders. The following chart shows the number and percentage of shares of BancorpSouth common stock that may be issued to executive officers, directors and holders of more than five percent of City Bancorp common stock in the merger based on ownership as of the record date:

Beneficial ownership(1) by executive officers, directors and holders of more than five percent of City Bancorp common stock, and their affiliates, as of January 16, 2007	1,336,817
Percentage of such beneficial ownership with respect to all issued and outstanding shares of City Bancorp common stock	26.07%
Maximum number of shares of BancorpSouth common stock to be received in the merger(2) (based on such beneficial ownership)	1,992,926
Percentage of such maximum number of shares with respect to the maximum number of all shares of BancorpSouth common stock to be received in the merger	52.15%

(1)	Includes all stock options that will become exercisable as a result of the merger.

(2)	Assuming the maximum share exchange ratio of 1.4908 and assuming elections to receive all BancorpSouth common stock as merger consideration.

Two City Bancorp executive officers will receive cash payments as part of the merger and in consideration for terminating their existing employment agreements with The Signature Bank. One of these officers will also receive a grant of restricted stock units representing approximately 10,000 shares of BancorpSouth stock that will vest over three years. These two officers, along with 10 others, have entered into amended employment agreements with The Signature Bank that become effective upon the consummation of the merger.

City Bancorp Shareholders May Dissent from the Merger (Page 42)

Missouri law permits City Bancorp shareholders to dissent from the merger and to receive the fair value of their shares of City Bancorp common stock in cash in lieu of the merger consideration. To dissent, a City Bancorp shareholder must follow certain procedures, including but not limited to filing an objection and demand with City Bancorp and BancorpSouth, respectively, and not voting his or her shares in favor of the merger agreement. The shares of City Bancorp common stock held by a dissenter will not be exchanged for stock consideration or cash consideration in the merger, and pursuant to Missouri law a dissenter may receive either an agreed upon value of his or her shares of City Bancorp common stock in cash or a judicially appraised value of his or her shares of City Bancorp common stock in cash. The text of the Missouri statute describing these dissenters’ rights and the procedures for exercising them is attached as Annex B to this Proxy Statement/Prospectus. City Bancorp shareholders who perfect their dissenters’ rights and receive cash in exchange for their shares of City Bancorp common stock may recognize gain or loss for U.S. federal income tax purposes. See “THE MERGER — Shareholders Dissenters’ Rights” beginning on page 42 for more information regarding dissenters’ rights.

We Must Obtain Regulatory Approvals to Complete the Merger (Page 37)

We cannot complete the merger unless we obtain the approval of the Federal Reserve Board. BancorpSouth filed a Notification to the Board of Governors of the Federal Reserve System on Form FR Y-3N on December 20, 2006. In connection with the Notification, BancorpSouth must publish a public notice of the merger which provides for a 30-day period for public comments. BancorpSouth expects to obtain approval of the merger from the Federal Reserve Board within five business days after the close of the public comment period. Once the Federal Reserve Board has approved the merger, federal law requires that we wait up to 30 calendar days to complete the merger in order to give the U.S. Department of Justice the opportunity to review and object to the merger. BancorpSouth expects the Department of Justice waiting period to expire on or about February 19, 2007.

We also intend to make all required filings with the Securities and Exchange Commission under the Securities Act of 1933 and the Securities Exchange Act of 1934 relating to the merger. While we believe that we will obtain all regulatory approvals in a timely manner, we cannot be certain if or when we will obtain them.

Conditions to the Merger (Page 54)

The completion of the merger depends on a number of conditions being met, including the following:

•	shareholders of City Bancorp approving the merger agreement;

•	the New York Stock Exchange authorizing for listing the shares of BancorpSouth common stock to be issued to City Bancorp shareholders;

•	receipt of all required bank regulatory approvals and the expiration of any regulatory waiting periods;

•	the holders of no more than seven percent of the total outstanding shares of City Bancorp common stock exercising dissenters’ rights with respect to the merger;

•	receipt of opinions of legal counsel to each party to the merger agreement that the U.S. federal income tax treatment of the merger will generally be as described in this Proxy Statement/Prospectus; and

•	BancorpSouth shall have received executed amended employment agreements in form and substance satisfactory to BancorpSouth from Messrs. David A. Kunze, Robert Fulp, Randy Johnson, James Kratzer, Ted Hamilton, Mike Lawson, Dan Derges, Dave Montgomery, Aaron Jernigen, Patrick Bowen

and Jon Hustedt and Ms. Nadia Cavner. All of these individuals have executed and delivered the required employment agreements.

In cases where the law permits, a party to the merger agreement could elect to waive a condition that has not been satisfied and complete the merger although the party is entitled not to complete the merger. We cannot be certain whether or when any of these conditions will be satisfied (or waived, where permissible) or that the merger will be completed.

Termination of the Merger Agreement (Page 55)

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the merger agreement by City Bancorp shareholders, as set forth in the merger agreement, including by mutual consent of BancorpSouth and City Bancorp. In addition, the merger agreement may generally be terminated by either party if:

•	Written notice is provided to the other party 60 days after the date on which a governmental entity has denied, recommended or requested the withdrawal of any application for a required regulatory approval;

•	the merger is not completed on or before June 1, 2007;

•	City Bancorp shareholders fail to approve the merger agreement; or

•	any of the representations or warranties provided by the other party set forth in the merger agreement become materially untrue or incorrect or the other party materially breaches its covenants set forth in the merger agreement, and the representation or material breach is not cured within 30 calendar days following notice.

BancorpSouth may terminate the merger agreement if City Bancorp’s board of directors withdraws, modifies or changes, in a manner adverse to BancorpSouth, its approval and recommendation of the merger agreement. If the merger agreement is terminated for certain reasons and City Bancorp receives an unsolicited proposal from a party other than BancorpSouth or BancorpSouth Bank within nine months after such termination, and actions are taken by the board of directors of City Bancorp to pursue further discussions or negotiations regarding such proposal, City Bancorp will be required to pay $4.5 million in cash to BancorpSouth upon demand.

City Bancorp may terminate the merger agreement if the BancorpSouth stock price falls below a certain value, as provided in the merger agreement, and BancorpSouth does not elect to increase the exchange ratio as provided for in the merger agreement within the prescribed time limit.

Generally, a party can only terminate the merger agreement in one of these situations if that party is not in violation of the merger agreement or if its violations of the merger agreement are not the cause of the event permitting termination.

Comparative Historical and Pro Forma Per Share Data (Page 14)

Shares of BancorpSouth common stock are listed on the New York Stock Exchange under the symbol “BXS.” On October 30, 2006, the last full trading day prior to the public announcement of the merger, the closing sales price of BancorpSouth common stock was $25.27 per share. On January 11, 2007, the last practicable trading day before the distribution of this Proxy Statement/Prospectus, the closing sales price of BancorpSouth common stock was $26.72 per share. The market price of BancorpSouth common stock is expected to fluctuate prior to and after completion of the merger. You should obtain current market quotations for BancorpSouth common stock from a newspaper, the Internet or your broker.

There is no established public trading market for shares of City Bancorp common stock, which is inactively traded in private transactions. Therefore, reliable information is not available about the prices at which shares of City Bancorp common stock have been bought and sold.

RISK FACTORS

The merger involves a number of risks. In addition to the risks described below, the combined companies will continue to be subject to the risks described in the documents that BancorpSouth has filed with the Securities and Exchange Commission that are incorporated by reference into this Proxy Statement/Prospectus, including without limitation, BancorpSouth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. If any of the risks described below or in the documents incorporated by reference into this Proxy Statement/Prospectus actually occur, the business, financial condition, results of operations or cash flows of the combined companies could be materially adversely affected. The risks below should be considered along with the other information included or incorporated by reference into this Proxy Statement/Prospectus.

You Might Not Receive the Form of Merger Consideration that You Elect.

The merger agreement contains provisions that are designed to ensure that 50% of the outstanding shares of City Bancorp common stock are exchanged for shares of BancorpSouth common stock and the other 50% of the shares of City Bancorp common stock are exchanged for cash consideration. If elections are made by City Bancorp shareholders that would otherwise result in more or less than 50% of such shares being converted into BancorpSouth common stock, the amount of BancorpSouth common stock that City Bancorp shareholders will have elected to receive upon exchange of their shares will be adjusted so that, in the aggregate, 50% of the shares of City Bancorp common stock will be exchanged for the right to receive shares of BancorpSouth common stock and the remaining shares of City Bancorp common stock will be exchanged for the right to receive cash. As a result, there is a risk that you will not receive a portion of the merger consideration in the form that you elect, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected (including the recognition of gain for U.S. federal income tax purposes with respect to the cash received). If you do not make an election, you will be deemed to have made an election to receive the merger consideration in such combination of cash and/or shares of BancorpSouth common stock as provided for in the merger agreement.

You Might Not Know the Exchange Ratio When You Send Your Election Form or Proxy

You are required to send to Computershare Trust Company, N.A., the exchange agent, the election form and stock certificates representing shares of City Bancorp common stock that you own so that they are received no later than the 10th business day immediately following the special meeting of the City Bancorp shareholders. Because the exchange ratio will not be determinable until the end of business on the day on which the last consent of the applicable federal and state regulatory authorities is received, you may not know the exchange ratio when you send your election form to the exchange agent. Similarly, if you mail or otherwise submit your proxy prior to the receipt of the last consent of the applicable federal and state regulatory authorities, you may not know the exchange ratio when you vote on the merger agreement. As a result, you may not know the number of shares of BancorpSouth common stock you would receive as stock consideration when you vote on the merger agreement and elect the form of merger consideration you want to receive.

The Market Price of the Shares of BancorpSouth Common Stock You Receive in the Merger Will Fluctuate and the Precise Exchange Ratio Cannot be Presently Determined.

The merger agreement provides for an exchange ratio that is based on the average closing price of BancorpSouth common stock for the 10-trading day period ending on the date on which the last consent of the applicable federal and state regulatory authorities is received. The merger agreement provides for adjustment of the exchange ratio if the 10-day average closing price is between $22.86 and $27.94 per share, but it does not provide any adjustment if the 10-day average closing price is below $22.86 per share or above $27.94 per share. Consequently, the market price of the stock consideration may be more or less than the cash consideration upon completion of the merger. The merger agreement provides City Bancorp the right to terminate the merger agreement if the 10-day average closing price of BancorpSouth common stock is below $20.57; however, if City Bancorp elects to terminate the merger agreement, BancorpSouth has the option to increase the exchange ratio to an amount that would cause the dollar value of the stock consideration to be equal to the dollar value of the stock consideration had the 10-day average closing price been equal to $22.86. If BancorpSouth exercises its option to increase the exchange ratio, then the merger agreement will remain in effect. Because the exchange ratio is based on the average closing price of BancorpSouth common stock for a period of time prior to the receipt of all applicable federal and state regulatory approvals, the precise exchange ratio cannot be presently determined. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

Shareholders of City Bancorp are urged to obtain current market quotations for BancorpSouth common stock from a newspaper, the Internet or their brokers. The historical prices of BancorpSouth common stock included in this Proxy Statement/Prospectus are not necessarily indicative of the prices that will be used to calculate the exchange ratio. The future market price of BancorpSouth common stock cannot be guaranteed or predicted.

We May Fail to Achieve the Anticipated Benefits of the Merger.

BancorpSouth and City Bancorp have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger.

The Market Price of Shares of BancorpSouth Common Stock after the Merger May Be Affected by Factors Different from those Affecting Shares of City Bancorp or BancorpSouth Currently.

The businesses of BancorpSouth and City Bancorp differ in some respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent financial condition and results of operations of each of BancorpSouth and City Bancorp. For a discussion of the businesses of BancorpSouth and City Bancorp and of certain factors to consider in connection with those businesses, see “INFORMATION ABOUT BANCORPSOUTH” on page 59 and “INFORMATION ABOUT CITY BANCORP” beginning on page 59.

The Merger Agreement Limits the Ability of City Bancorp to Pursue Alternative Transactions to the Merger and Requires City Bancorp to Pay a Termination Fee if it Does.

The merger agreement prohibits City Bancorp and its directors, officers, employees, representatives and agents from soliciting, authorizing the solicitation of or, subject to very narrow exceptions, entering into discussions with any person or entity other than BancorpSouth or BancorpSouth Bank regarding alternative acquisition proposals. The prohibition limits the ability of City Bancorp to pursue offers that may be superior from a financial point of view from other possible acquirors. If the merger agreement is terminated for certain reasons and City Bancorp receives an unsolicited proposal from a party other than BancorpSouth or BancorpSouth Bank within nine months after such termination, and actions are taken by the board of directors of City Bancorp to pursue further discussions or negotiations regarding such proposal, City Bancorp will be required to pay $4.5 million in cash to BancorpSouth upon demand. This fee makes it less likely that a third party will make an alternative acquisition proposal.

The Executive Officers and Directors of City Bancorp Have Interests Different from Typical City Bancorp Shareholders.

The executive officers and directors of City Bancorp have certain interests in the merger and participate in certain arrangements that are different from, or are in addition to, those of City Bancorp shareholders generally. As a result, these executive officers and directors could be more likely to approve the merger agreement than if they did not have these interests. See “THE MERGER — Interests of Certain Persons in the Merger.”

Former Shareholders of City Bancorp Will Be Limited in their Ability to Influence BancorpSouth’s Actions and Decisions Following the Merger.

Following the merger, former shareholders of City Bancorp will hold less than 5% of the outstanding shares of BancorpSouth common stock. As a result, former City Bancorp shareholders will have only a limited ability to influence BancorpSouth’s business. Former City Bancorp shareholders will not have separate approval rights with respect to any actions or decisions of BancorpSouth or have separate representation on BancorpSouth’s board of directors.

The Merger May Result in a Loss of Current City Bancorp Employees.

Despite BancorpSouth’s efforts to retain quality employees, BancorpSouth might lose some of City Bancorp’s current employees following the merger. Current City Bancorp employees may not want to work for a larger, publicly traded multi-state company instead of a smaller, privately-held company with operations in a single state, or may not want to assume different duties, positions and compensation that BancorpSouth offers to the City Bancorp employees. Competitors may recruit employees prior to the merger and during the integration process after the merger. As a result, current employees of City Bancorp could leave with little or no prior notice. BancorpSouth cannot assure you that the combined companies will be able to attract, retain and integrate employees following the merger which could adversely affect the operations of the combined companies.

A Portion of the Merger Consideration Will be Deposited Into an Escrow Account and Will not be Distributable for up to Seven Years

Approximately $3 million of the merger consideration, half in cash and half in shares of BancorpSouth common stock, will be deposited into escrow with Enterprise Bank & Trust Company at the effective time of the merger. This escrow fund will be used to pay judgments, settlements and related legal fees and costs relating to certain outstanding litigation against City Bancorp or any subsidiary of City Bancorp that is a party to this litigation. The funds shall be held in escrow until the final resolution of such litigation, whether by entry of a final unappealable judgment or by final settlement and release of all City Bancorp entities that are parties to such litigation, but in no event longer than seven years. Upon termination of the escrow arrangement, any cash or shares of BancorpSouth common stock remaining in the escrow fund will be disbursed to the former holders of City Bancorp common stock who did not exercise their right to dissent with respect to the merger. The market price of BancorpSouth common stock will fluctuate during the period of time the shares are held in escrow and such shares will not be transferable and the cash will not be available until distributed from the escrow account to the former holders of City Bancorp common stock. For U.S. federal income tax purposes, the non-dissenting City Bancorp shareholders should be treated as the owners of the escrowed shares of BancorpSouth common stock and, possibly, the escrowed cash. In addition, each City Bancorp shareholder should be required to include in gross income for U.S. federal income tax purposes all amounts earned on the escrow fund, as such amounts are earned.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF BANCORPSOUTH

The following table sets forth certain financial information with respect to BancorpSouth, which is derived from the audited and unaudited financial statements of BancorpSouth. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results of operations for the full year or any other interim period. BancorpSouth management prepared the unaudited information on the same basis as it prepared BancorpSouth’s audited consolidated financial statements. In the opinion of BancorpSouth management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for the dates presented. You should read this information in conjunction with BancorpSouth’s consolidated financial statements and related notes included in BancorpSouth’s Annual Report on Form 10-K for the year ended December 31, 2005, and BancorpSouth’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which are incorporated by reference into this document and from which this information is derived. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 91.

						For the Nine Months
	For the Years Ended December 31,					Ended September 30,
	2005	2004	2003	2002	2001	2006	2005
						(Unaudited)
	(Dollars in thousands, except per share amounts)

Earnings Summary:
Interest revenue	$559,936	$497,629	$526,911	$590,418	$660,475	$502,522	$409,939
Interest expense	204,379	163,837	175,805	218,892	331,093	212,974	146,651

Net interest revenue	355,557	333,792	351,106	371,526	329,382	289,548	263,288
Provision for credit losses	24,467	17,485	25,130	29,411	22,259	2,252	22,492
Noninterest revenue	198,812	183,519	190,086	124,826	127,998	155,604	145,105
Noninterest expense	362,102	342,945	322,594	304,985	289,318	293,013	269,777

Income before income tax	167,800	156,881	193,468	161,956	145,803	149,887	116,124
Applicable income taxes	52,601	46,261	62,334	49,938	47,340	46,016	35,730

Net income	$115,199	$110,620	$131,134	$112,018	$98,463	$103,871	$80,394

Per Share Data:
Basic earnings	$1.47	$1.44	$1.69	$1.40	$1.19	$1.31	$1.03
Diluted earnings	1.47	1.43	1.68	1.39	1.19	1.31	1.02
Cash dividends	0.76	0.73	0.66	0.61	0.57	0.59	0.57
Book value — end of period	12.33	11.74	11.15	10.40	9.92	13.03	12.02
Balance Sheet Data (period end):
Total assets	$11,768,674	$10,848,193	$10,305,035	$10,189,247	$9,395,429	$11,859,942	$11,065,258
Loans, net of unearned income	7,365,555	6,836,698	6,233,067	6,389,385	6,073,200	7,773,682	7,091,063
Allowance for credit losses	101,500	91,673	92,112	87,875	83,150	97,391	101,067
Total deposits	9,607,258	9,059,091	8,599,128	8,548,918	7,856,840	9,492,374	9,221,267
Total stockholders’ equity	$977,166	$916,428	$868,906	$807,823	$805,403	$1,031,359	$940,878
Balance Sheet Data (averages):
Total assets	$10,968,874	$10,555,133	$10,236,904	$9,882,168	$9,261,912	$11,778,913	$10,853,207
Total stockholders’ equity	$934,563	$873,264	$845,874	$810,893	$796,706	$995,576	$926,098
Average number of diluted shares outstanding (in thousands)	78,597	77,378	78,164	80,481	82,979	79,552	78,560
Selected Ratios (annualized):
Return on average assets	1.05%	1.05%	1.28%	1.13%	1.06%	1.18%	0.99%
Return on average stockholders’ equity	12.33	12.67	15.50	13.81	12.36	13.95	11.61
Net interest margin	3.64	3.52	3.80	4.15	3.94	3.71	3.64
Net charge-offs to average loans	0.23	0.31	0.33	0.41	0.35	0.11	0.25
Tier 1 capital to risk-weighted assets	12.85	12.41	13.24	11.92	10.70	12.38	12.34
Total capital to risk-weighted assets	14.11	13.67	14.51	13.16	11.91	13.58	13.61

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CITY BANCORP

The following table sets forth certain financial information with respect to City Bancorp, which is derived from the audited and unaudited financial statements of City Bancorp. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results of operations for the full year or any other interim period. City Bancorp management prepared the unaudited information on the same basis as it prepared City Bancorp’s audited consolidated financial statements. In the opinion of City Bancorp management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for the dates presented.

						For the Nine Months
	For the Years Ended December 31,					Ended September 30,
	2005	2004(1)	2003(1)	2002(1)	2001(1)	2006	2005
						(Unaudited)
	(Dollars in thousands, except per share amounts)

Earnings Summary:
Interest income	$42,020	$27,916	$15,559	$12,853	$12,796	$41,207	$30,351
Interest expense	17,297	10,212	5,638	5,915	7,508	19,347	12,272

Net interest income	24,723	17,704	9,921	6,938	5,288	21,860	18,079
Provision for loan losses	874	684	771	794	643	779	560
Noninterest income	5,075	4,865	681	523	360	3,248	3,564
Noninterest expense	16,772	14,108	5,956	4,576	4,151	13,077	11,825

Income before income taxes	12,152	7,777	3,875	2,091	854	11,252	9,258
Provisions for income taxes	4,618	3,130	1,537	843	377	4,335	3,489

Net income	$7,534	$4,647	$2,338	$1,248	$477	$6,917	$5,769

Per Share Data:
Basic earnings	$1.57	$0.97	$2.11	$1.35	$0.52	$1.42	$1.20
Diluted earnings	1.53	0.97	2.11	1.35	0.52	1.39	1.19
Cash dividends	—	0.30	0.65	—	—	0.28	—
Book value — end of period	13.93	12.44	19.35	13.75	12.39	15.04	13.66
Balance Sheet Data (period end):
Total assets	$791,499	$694,628	$328,741	$275,527	$218,780	$850,763	$749,642
Loans, gross	675,402	600,061	285,660	235,699	168,793	759,701	649,772
Allowance for credit losses	6,746	6,172	2,845	2,301	1,643	7,592	6,533
Securities	26,126	31,436	17,484	15,512	20,618	23,017	25,655
Deposits	584,570	496,239	241,389	202,479	171,964	610,418	555,565
Long-term debt	18,558	24,558	14,248	6,000	—	18,558	18,558
Total stockholders’ equity	$67,478	$59,331	$21,452	$12,682	$11,434	$73,465	$65,633
Balance Sheet Data (averages):
Total assets	$734,201	$642,168	$296,924	$230,365	$189,829	$800,203	$725,660
Total stockholders’ equity	$63,311	$55,256	$17,078	$12,070	$9,702	$69,549	$62,183
Average number of diluted shares outstanding (in thousands)	4,916	4,809	1,108	923	923	4,973	4,842
Selected Ratios (annualized):
Return on average assets	1.03%	0.73%	0.79%	0.54%	0.25%	1.15%	1.06%
Return on average stockholders’ equity	11.90	8.41	13.69	10.34	4.92	13.26	12.37
Net interest margin	3.61	3.32	3.53	3.22	3.02	3.89	3.52
Net charge-offs to average loans	0.05	0.08	0.09	0.07	0.16	(0.01)	0.04
Tier 1 capital to risk-weighted assets	10.27	10.53	9.82	5.50	6.53	9.90	10.59
Total capital to risk-weighted assets	11.24	12.44	13.14	9.18	9.76	10.87	11.59
Leverage ratio	9.65	9.49	9.08	5.02	5.13	9.55	9.45

(1)	In the first quarter of 2004, Signature Bancshares, Inc. merged with and into City Bancorp with City Bancorp surviving as the legal entity; however, Signature Bancshares, Inc., the larger of the two entities, was the surviving entity solely for financial reporting purposes. Therefore, the numbers presented for the years ended December 31, 2003, 2002 and 2001 are those of Signature Bancshares, Inc. For further discussion of the 2004 merger, see “INFORMATION ABOUT CITY BANCORP — Business” beginning on page 59.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table sets forth for BancorpSouth common stock and City Bancorp common stock certain historical, pro forma and pro forma-equivalent per share financial information. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on January 1, 2005, in the case of the income from continuing operations and cash dividends declared data for the 12 months ended December 31, 2005, and as if the merger had become effective on January 1, 2006, in the case of the income from continuing operations and cash dividends declared data for the nine months ended September 30, 2006. The pro forma data in the tables represents a current estimate based on available information of the combined company’s results of operations and is based on an exchange ratio of 1.2988 shares of BancorpSouth common stock for each share of City Bancorp common stock, which would have been the exchange ratio as of October 30, 2006, the last full trading day before we announced the merger, and assuming that 100% of the outstanding common stock of City Bancorp is converted into BancorpSouth common stock with no regard given to the effect of shares of City Bancorp common stock that are exchanged for cash, as if these shares were outstanding for each period presented. The information in the following table is based on, and should be read together with, the historical financial information that BancorpSouth has presented in filings with the Securities and Exchange Commission. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 91.

The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods. Upon completion of the merger, the operating results of City Bancorp will be reflected in the consolidated financial statements of BancorpSouth on a prospective basis.

	Comparative per Share Data
	BancorpSouth	City Bancorp	Pro Forma	Pro Forma-Equivalent
	Historical	Historical	Combined	City Bancorp

Income from continuing operations for the 12 months ended December 31, 2005
Basic	$1.47	$1.57	$1.45	$1.89
Diluted	1.47	1.53	1.44	1.88
Income from continuing operations for the nine months ended September 30, 2006
Basic	1.31	1.42	1.30	1.68
Diluted	1.31	1.39	1.29	1.67
Cash Dividends Declared
For the 12 months ended December 31, 2005	0.76	—	0.76	0.99
For the nine months ended September 30, 2006	0.59	0.28	0.59	0.77
Book Value
As of December 31, 2005	12.33	13.93	13.35	17.34
As of September 30, 2006	13.03	15.04	14.00	18.19

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement/Prospectus contains or incorporates by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the financial condition, results of operations and business of BancorpSouth and City Bancorp and about the combined companies following the merger. These statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, tax consequences and accounting treatment of the merger, receipt of regulatory approvals, statements regarding the escrow of a portion of the merger consideration and per share pro forma data for the combined companies. These statements appear in several sections of this Proxy Statement/Prospectus, including “SUMMARY,” “RECENT DEVELOPMENTS,” “THE MERGER — Background and Reasons for the Merger” and “THE MERGER AGREEMENT — Terms of the Merger.” The forward-looking statements generally include any of the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “should,” “will” or “plans” or other similar expressions.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of BancorpSouth and City Bancorp, and of the combined companies, may differ materially from those expressed in these forward-looking statements. Many of the factors that could influence or determine actual results are unpredictable and not within the control of BancorpSouth or City Bancorp. In addition, neither BancorpSouth nor City Bancorp intends to, nor are they obligated to, update these forward-looking statements after this Proxy Statement/Prospectus is distributed, even if new information, future events or other circumstances have made them incorrect or misleading as of any future date.

Factors that may cause actual results to differ materially from those contemplated by forward-looking statements include, among others, those discussed in the section entitled “RISK FACTORS” beginning on page 9, as well as the following:

•	failure to obtain required shareholder or regulatory approvals;

•	failure to complete the merger or to complete it within the expected time frame;

•	inability to successfully integrate the business of the companies after the merger;

•	disruption caused by the merger on City Bancorp’s existing customer and employee relations;

•	materially adverse changes in either company’s financial condition or results of operations following the merger;

•	changes in economic conditions and government fiscal and monetary policies;

•	fluctuations in prevailing interest rates;

•	the ability of BancorpSouth to compete with other participants in the financial services industry;

•	changes in BancorpSouth’s operating or expansion strategy;

•	geographic concentration of BancorpSouth’s assets;

•	the ability of BancorpSouth to attract, train and retain qualified personnel;

•	the ability of BancorpSouth to effectively market its services and products in Missouri and elsewhere;

•	BancorpSouth’s dependence on existing sources of funding;

•	changes in laws and regulations affecting financial institutions in general;

•	possible adverse rulings, judgments, settlements and other outcomes of pending litigation;

•	the effects of weather and natural disasters such as hurricanes;

•	the ability of BancorpSouth to manage its growth and effectively serve an expanding customer and market base; and

•	other factors generally understood to affect the financial results of financial services companies and other risks detailed from time to time in BancorpSouth’s news releases and filings with the Securities and Exchange Commission.

THE SPECIAL MEETING

General

This Proxy Statement/Prospectus is first being mailed on or about January 16, 2007, to all persons who were City Bancorp shareholders on January 16, 2007.

Along with this Proxy Statement/Prospectus, City Bancorp shareholders are being provided with a Notice of Special Meeting, election form, transmittal letter and form of proxy card for use at the special meeting of City Bancorp shareholders and at any adjournments or postponements of that meeting.

At the City Bancorp special meeting, City Bancorp shareholders will consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of October 31, 2006, between City Bancorp and BancorpSouth, which provides for the merger of City Bancorp with and into BancorpSouth.

The special meeting of City Bancorp shareholders will be held at the following time and place:

February 14, 2007
10:00 a.m. (Central Time)
City Bancorp
3345 South Campbell Avenue
Springfield, Missouri 65807

Proxies

City Bancorp encourages its shareholders to promptly vote their proxies by completing, signing, dating and returning the enclosed proxy card solicited by City Bancorp’s board of directors whether or not they are able to attend the City Bancorp special meeting in person.

A City Bancorp shareholder may revoke any proxy given in connection with this solicitation by:

•	delivering to the chief executive officer of City Bancorp a written notice revoking the proxy prior to the taking of the vote at the City Bancorp special meeting;

•	delivering to the chief executive officer of City Bancorp a duly executed proxy relating to the same shares bearing a later date; or

•	attending the meeting and voting in person (attendance at the City Bancorp special meeting without voting at the meeting will not in and of itself constitute a revocation of a proxy).

Revocation of proxy by written notice or execution of a new proxy bearing a later date should be submitted to:

City Bancorp
4039 S. Kansas Expressway
Springfield, Missouri 65807
Attention: David A. Kunze, Chairman and Chief Executive Officer

For a notice of revocation or later proxy to be valid, however, City Bancorp must receive it prior to the vote of City Bancorp shareholders at the City Bancorp special meeting. The persons named in the proxies will vote all shares of City Bancorp common stock represented by valid proxies received through this solicitation and not revoked before they are exercised in the manner described above.

City Bancorp is currently unaware of any other matters that may be presented for action at the City Bancorp special meeting. If other matters do properly come before the City Bancorp special meeting, then shares of City Bancorp common stock represented by proxies will be voted (or not voted) by the persons named in the proxies in their discretion.

Please do not forward your City Bancorp stock certificates, election form and letter of transmittal with your proxy card. Stock certificates, the election form and the letter of transmittal should be returned to Computershare Trust Company, N.A., the exchange agent, in the brown postage paid business reply envelope in accordance with the instructions contained in the election form.

Solicitation of Proxies

City Bancorp will bear the costs of mailing this Proxy Statement/Prospectus and all other costs incidental to the City Bancorp special meeting of shareholders, and BancorpSouth will bear the costs of printing this Proxy Statement/Prospectus and filing BancorpSouth’s registration statement on Form S-4 with the Securities and Exchange Commission.

If necessary, City Bancorp may use several of its regular employees, who will not be specially compensated, to solicit proxies from City Bancorp shareholders, either personally or by telephone, facsimile or mail.

Record Date and Voting Rights

City Bancorp’s board of directors has fixed January 16, 2007 as the record date for the determination of City Bancorp shareholders entitled to receive notice of and to vote at City Bancorp’s special meeting of shareholders. Accordingly, only City Bancorp shareholders of record at the close of business on January 16, 2007 will be entitled to notice of and to vote at the City Bancorp special meeting. At the close of business on City Bancorp’s record date, there were 4,929,612 shares of City Bancorp common stock entitled to vote at the City Bancorp special meeting held by 305 holders of record. The executive officers and directors of City Bancorp beneficially owned 26.07% of the outstanding shares of City Bancorp common stock as of that date.

The presence, in person or by proxy, of a majority of the votes entitled to be cast by the holders of City Bancorp common stock is necessary to constitute a quorum at the special meeting. Each share of City Bancorp common stock outstanding on City Bancorp’s record date entitles its holder to one vote as to the approval of the merger agreement or any other proposal that may properly come before City Bancorp’s special meeting.

For purposes of determining the presence or absence of a quorum for the transaction of business, City Bancorp will count shares of City Bancorp common stock present in person at the special meeting but not voting as present. Abstentions and broker non-votes will also be counted as present for purposes of determining whether a quorum exists.

Under the General and Business Corporation Law of Missouri, the merger agreement must be approved by the affirmative vote of at least two-thirds of all the votes entitled to be cast by shareholders of City Bancorp. Because approval of the merger agreement requires approval based on the votes entitled to be cast, an abstention or a broker non-vote will have the same effect as a vote “against” approval of the merger agreement. Accordingly, City Bancorp’s board of directors urges City Bancorp shareholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed white postage paid business reply envelope.

Recommendation of Board of Directors

City Bancorp’s board of directors has unanimously approved the merger agreement. City Bancorp’s board of directors believes that the merger is in the best interests of City Bancorp and City Bancorp shareholders and recommends that City Bancorp shareholders vote “FOR” approval of the merger agreement. The determination of City Bancorp’s board of directors with respect to the merger agreement is based on a number of factors, as described in this Proxy Statement/Prospectus. See “THE MERGER — Background and Reasons for the Merger.”

Shareholders Dissenters’ Rights

Shareholders of City Bancorp who do not wish to participate in the merger are entitled under the General and Business Corporation Law of Missouri to dissent from the merger and, if the merger is consummated, receive the fair value of their shares. This right to dissent is subject to a number of restrictions and technical requirements. Generally, in order to exercise dissenters’ rights, you must:

•	own City Bancorp stock as of the record date for the meeting of shareholders at which the merger agreement is submitted to a vote;

•	file with City Bancorp before or at such meeting a written objection to the merger agreement;

•	not vote your shares of City Bancorp common stock in favor of the merger agreement; and

•	make a written demand on BancorpSouth within 20 days after the merger is effected for payment of the fair value of your shares as of the day before the date on which the vote was taken approving the merger agreement.

Any City Bancorp shareholder who wishes to exercise dissenters’ rights, or who wishes to preserve his or her right to do so, should carefully review Section 351.455 of the General and Business Corporation Law of Missouri, the text of which is attached as Annex B to this Proxy Statement/Prospectus, and the section entitled “THE MERGER — Shareholders Dissenters’ Rights.”

THE MERGER

The discussion in this Proxy Statement/Prospectus of the merger of City Bancorp into BancorpSouth does not purport to be complete and is qualified by reference to the full text of the merger agreement attached hereto as Annex A and the other annexes attached to, and incorporated by reference into, this Proxy Statement/Prospectus.

Description of the Merger

If the merger is completed, City Bancorp will merge with and into BancorpSouth and the separate corporate existence of City Bancorp will cease. City Bancorp’s subsidiary bank, The Signature Bank, will become a wholly-owned subsidiary of BancorpSouth. City Bancorp shareholders, other than City Bancorp shareholders who properly exercise their rights to dissent from the merger, will have the opportunity to elect to receive in exchange for each share of City Bancorp common stock they own:

•	a cash payment of $34.08; or

•	between 1.2198 and 1.4908 shares of BancorpSouth common stock, depending on the average closing price of BancorpSouth common stock for the 10 trading days ending on the date on which the last consent of the applicable federal and state regulatory authorities is received.

If you hold more than one share of City Bancorp common stock, you may elect a combination of stock and cash consideration. Because the aggregate merger consideration is fixed, regardless of your election, you may receive a combination of cash and shares of BancorpSouth common stock that is different than what you may have elected, depending on the elections made by other City Bancorp shareholders. See “THE MERGER AGREEMENT — Cash or Stock Election.”

With respect to an election to receive stock consideration, for each share of City Bancorp common stock you own, you will receive between 1.2198 shares of BancorpSouth common stock (if the 10-day average closing price is $27.94 or greater), and 1.4908 shares of BancorpSouth common stock (if the 10-day average closing price is $22.86 or less). If the 10-day average closing price is between $22.86 and $27.94, the exchange ratio will be proportionately adjusted between 1.2198 and 1.4908 based on the 10-day average closing price of BancorpSouth common stock computed as described above. See “THE MERGER AGREEMENT — Terms of the Merger.”

BancorpSouth will not issue any fractional shares of BancorpSouth common stock. Instead, a City Bancorp shareholder who receives any shares of BancorpSouth common stock as consideration in the merger will receive cash equal to the product of (i) the per share closing price on the New York Stock Exchange of BancorpSouth common stock on the closing date, times (ii) the fraction of a share of BancorpSouth common stock to which the shareholder otherwise would be entitled.

Missouri law permits City Bancorp shareholders to dissent from the merger and to receive the fair value of their shares of City Bancorp common stock in cash if the merger is consummated. To dissent, a City Bancorp shareholder must follow certain procedures, including filing certain notices with City Bancorp and not voting his or her shares in favor of the merger agreement. The shares of City Bancorp common stock held by a dissenter will not be exchanged for stock consideration or cash consideration in the merger and a dissenter’s only right will be to receive the appraised fair value of his or her shares of City Bancorp common stock in cash in lieu of the merger consideration. For a discussion of the procedures that dissenting shareholders must follow to properly exercise their rights, see Annex B and “THE MERGER — Shareholders Dissenters’ Rights.”

Approximately $3 million of the merger consideration, half in cash and half in shares of BancorpSouth common stock, will be deposited into escrow with Enterprise Bank & Trust Company at the effective time. This escrow fund will be used to pay judgments, settlements and related legal fees and costs relating to certain outstanding litigation against City Bancorp or any subsidiary of City Bancorp that is a party to this litigation. The funds shall be held in escrow until the final resolution of such litigation, whether by entry of a final unappealable judgment or by final settlement and release of all City Bancorp entities that are parties to such litigation, but in no event longer than seven years. Upon termination of the escrow arrangement, any cash or shares of BancorpSouth common stock remaining in the escrow fund will be disbursed to the former holders (excluding those holders that properly dissented) of City Bancorp common stock.

Background and Reasons for the Merger

In the first quarter of 2006, David Kunze, Chairman and Chief Executive Officer of City Bancorp, received an unsolicited expression of interest from a large regional bank holding company regarding a possible transaction between that company and City Bancorp. By mid-April, after the course of several meetings, this interest developed into a non-binding expression of interest to purchase all of the shares of City Bancorp, subject to due diligence and other conditions typical for transactions of this type.

Mr. Kunze and other executive officers of City Bancorp discussed this non-binding expression of interest with the Corporate Governance Committee of the board of directors of City Bancorp on several occasions. Mr. Kunze and the Corporate Governance Committee met on a preliminary basis with representatives of Stifel Nicolaus and Polsinelli Shalton Welte Suelthaus PC (“PSWS”) on April 22, 2006, to consider appropriate responses to the non-binding expression of interest.

On April 26, 2006, the entire board of directors of City Bancorp was informed of the expression of interest to acquire all of the shares of City Bancorp. In response, the board approved the engagement of Stifel Nicolaus as financial advisors as well as PSWS as legal counsel to advise City Bancorp with respect to the expression of interest and to assist the board as it considered other alternatives that might be available to City Bancorp. The board of directors also created the Strategic Alternatives Committee, a committee of the board of directors specifically charged to work with PSWS and Stifel Nicolaus in examining the proposed alternatives. The Strategic Alternatives Committee was composed of three independent directors. The board of directors determined that any formal action would require additional action by the entire board of directors.

Following the April 26, 2006 board of directors meeting, representatives of Stifel Nicolaus held conversations with representatives of the potential acquiror, to explore in more detail the proposed terms of a possible transaction. On May 10, 2006, representatives of Stifel Nicolaus met with the board of directors to apprise the board of its discussions with the potential acquiror, and to review potential alternatives available to City Bancorp, including the possibility of conducting an auction to sell City Bancorp. The board of directors adopted no formal resolutions at this meeting, but directed management of City Bancorp, through Stifel Nicolaus, to continue discussions with the potential acquiror, with the understanding that if the existing offer was not enhanced, Stifel Nicolaus should proceed with an auction process.

Discussions with this potential acquiror continued through mid-June 2006, when it became apparent that the potential acquiror was not inclined to offer an amount that either Stifel Nicolaus or management of City Bancorp considered sufficient to accept in the absence of evidence that no greater purchase price would be available from other possible bidders. At the request of management, in consultation with the Strategic Alternatives Committee, Stifel Nicolaus initiated a bidding process by contacting potential acquirors without disclosing the identity of City Bancorp. Eventually, 23 additional potential acquirors were contacted. Of these, 13 signed confidentiality agreements and received a confidential memorandum regarding City Bancorp. This resulted in three written expressions of interest in addition to the non-binding expression of interest initially received.

Two of the three new expressions of interest contained purchase price offers substantially in excess of the initial expression of interest, and Stifel Nicolaus commenced discussions with these two bidders at the direction of the City Bancorp board of directors. One of these two bidders was BancorpSouth. Mr. Kunze first met with BancorpSouth representatives in Springfield, Missouri, on July 7, 2006 to discuss a possible transaction. Additional meetings in Tupelo, Mississippi and Springfield, Missouri were held on July 20, August 8, and August 22, 2006. During this period, officers of City Bancorp also met with representatives of the second bidder whose offer was in excess of its initial expression of interest.

By late August 2006 revised written non-binding expressions of interest had been received from the two remaining bidders, including BancorpSouth. Management of City Bancorp and the Strategic Alternatives

Committee reviewed the offers contained in these two expressions of interest and determined that it would be appropriate to permit the two remaining bidders to conduct due diligence reviews of City Bancorp. These reviews began in mid-August and were completed by early September.

On September 18, 2006, Stifel Nicolaus advised the Strategic Alternatives Committee that the highest and best offers had likely been received from the two bidders, and that no other party was likely to make a competitive bid. Stifel Nicolaus met with the board of directors of City Bancorp on September 19, 2006. At that meeting, the board of directors determined that Stifel Nicolaus should continue its discussions with these two bidders.

Stifel Nicolaus summarized final bids from BancorpSouth and the other party at a City Bancorp board of directors meeting on September 22, 2006. The board of directors carefully considered each of the two bids, determined that the bid of BancorpSouth represented the higher bid and was the most advantageous transaction for the shareholders of City Bancorp, and directed management, with the assistance of the Strategic Alternatives Committee, Stifel Nicolaus, and PSWS, to attempt to negotiate a definitive agreement with BancorpSouth. At that same meeting, the board of directors determined to engage Mercer Capital in addition to Stifel Nicolaus to provide an independent review of the fairness to the shareholders of City Bancorp of any resulting proposed transaction with BancorpSouth.

Over the course of the next several weeks, BancorpSouth and its advisors and City Bancorp and its advisors negotiated the terms of a definitive merger agreement. At a meeting on October 23, 2006, the board of directors of City Bancorp considered at length a proposed merger agreement in substantially the form ultimately executed by the parties. Stifel Nicolaus and Mercer Capital, the financial advisors to City Bancorp, each independently extensively reviewed the merger agreement, other transactions of comparable financial service companies, and other relevant information. Each financial advisor provided its opinion that, as of the respective dates of such opinions and based upon and subject to the respective assumptions, qualifications and limitations described in each opinion, the merger consideration was fair, from a financial point of view, to the shareholders of City Bancorp.

The City Bancorp board of directors met for a second time on October 30, 2006, to further consider the final form of the definitive merger agreement. At this meeting, the financial advisors each independently confirmed their respective fairness opinions to the board of directors. At the October 30, 2006 meeting the directors unanimously approved the merger and authorized management to execute and deliver the merger agreement. The merger agreement was executed effective as of October 31, 2006, and a public announcement of the transaction was made on that date in Springfield, Missouri.

In determining to approve the merger with BancorpSouth, the board of directors considered a number of factors. No one factor was determinative, nor is the following list of factors all-inclusive or provided in any particular order. The factors considered included the board of directors’ determination that such merger transaction would: (i) advance the long-term business strategies, goals, and interests of City Bancorp; (ii) result in the best value reasonably available to the shareholders of City Bancorp, considering both its current operations and its future prospects; (iii) result in a well-capitalized combined entity capable of successfully competing in an increasingly competitive financial services marketplace; (iv) provide the opportunity to the shareholders of City Bancorp to participate on a pro-rata basis in a premium over the current market value of their common shares of City Bancorp; and (v) provide, through the ownership of publicly traded BancorpSouth common stock, for the holders of City Bancorp privately held stock to have greater liquidity in their respective investments and to participate in expanded opportunities for growth and profitability.

The merger will combine the strengths of BancorpSouth and City Bancorp and their subsidiary banks. By merging with BancorpSouth, City Bancorp will provide its current and potential customers with access to a substantially larger capital base and lending limits, as well as a broader array of financial and technological resources, including an expanded products line. The combined company also expects to reduce costs by eliminating overlap of the companies’ operations and by applying BancorpSouth’s technology to City Bancorp’s operations. The merger will expand BancorpSouth’s market presence into an eighth state providing additional geographic diversification consistent with BancorpSouth’s growth strategy.

The board of directors of City Bancorp unanimously approved the merger agreement and recommends that City Bancorp shareholders vote “FOR” the approval of the merger agreement.

Analysis of Financial Advisors to City Bancorp

Stifel, Nicolaus & Company, Incorporated

Stifel Nicolaus acted as City Bancorp’s financial advisor in connection with the proposed merger. As part of its investment banking activities, Stifel Nicolaus regularly engages in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Stifel Nicolaus has substantial expertise in transactions similar to the proposed merger and City Bancorp retained Stifel Nicolaus based on its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of the financial services industry.

On October 23, 2006, Stifel Nicolaus rendered its oral opinion, which was subsequently reaffirmed and confirmed in writing on October 30, 2006, to the board of directors of City Bancorp that, as of such date, the per share consideration to be received by the holders of City Bancorp common stock (other than shares of City Bancorp common stock as to which dissenters’ rights have been properly demanded and shares held directly or indirectly by BancorpSouth or City Bancorp or any of their respective subsidiaries (other than shares held in a trust or managed account or otherwise in a fiduciary capacity or in respect of a previously contracted debt)) from BancorpSouth in the merger pursuant to the merger agreement was fair to such holders, from a financial point of view.

The full text of Stifel Nicolaus’ written opinion dated October 30, 2006, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex C to this Proxy Statement/Prospectus. Holders of City Bancorp common stock are urged to, and should, read this opinion carefully and in its entirety in connection with this Proxy Statement/Prospectus. The summary of the opinion of Stifel Nicolaus set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion of Stifel Nicolaus will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger. Stifel Nicolaus has no obligation to update, revise or reaffirm its opinion, except in accordance with the terms and conditions of Stifel Nicolaus’ engagement letter agreement with City Bancorp, and City Bancorp does not currently expect that it will request an updated opinion from Stifel Nicolaus.

No limitations were imposed by City Bancorp on the scope of Stifel Nicolaus’ investigation or the procedures to be followed by Stifel Nicolaus in rendering its opinion. In arriving at its opinion, Stifel Nicolaus did not ascribe a specific range of values to City Bancorp. Its opinion is based on the financial and comparative analyses described below. Stifel Nicolaus’ opinion was directed solely to City Bancorp’s board of directors for its use in connection with its consideration of the financial terms of the merger. Stifel Nicolaus’ opinion addressed only the fairness of the per share consideration to the holders of City Bancorp common stock from a financial point of view and did not address any other aspect of the merger agreement. Stifel Nicolaus’ opinion was not intended to be and does not constitute a recommendation to City Bancorp’s board of directors or any shareholder of City Bancorp as to how the board or any such shareholder should vote with respect to the merger, or whether or not any City Bancorp shareholder should elect to receive cash or shares of BancorpSouth’s common stock (or any combination thereof) as per share consideration in connection with the merger. In addition, Stifel Nicolaus was not requested to opine as to, and its opinion does not compare, the relative merits of the merger with any other alternative transaction or business strategy which may have been available to City Bancorp and does not address the underlying business decision of the board of directors or City Bancorp to proceed with or effect the merger. Stifel Nicolaus’ opinion also does not address or opine on: (a) the tax or accounting consequences of the merger to City Bancorp or the holders of shares of common stock; (b) any related merger, acquisition or similar transaction involving The Signature Bank and BancorpSouth Bank; or (c) the fairness of any consideration received by holders of any securities of City Bancorp other than the shares of common stock.

In connection with its opinion, Stifel Nicolaus, among other things:

•	reviewed and analyzed a draft copy of the merger agreement provided to Stifel Nicolaus on October 19, 2006;

•	reviewed and analyzed the audited consolidated financial statements of City Bancorp for the two years ended December 31, 2005, the annual valuation for the year ended 2005 for City Bancorp, the audited consolidated financial statements of Signature Bancshares, Inc. for the three years ended December 31, 2003 (Signature Bancshares and City Bancorp merged in 2003, with City Bancorp surviving as the legal entity and Signature Bancshares the survivor for accounting purposes), unaudited financial statements of City Bancorp contained it its quarterly report for the quarter ended June 30, 2006, and consolidated financial statements prepared by City Bancorp for the quarter ended June 30, 2006;

•	reviewed and analyzed the audited consolidated financial statements of BancorpSouth included in its Annual Reports on Form 10-K for the five years ended December 31, 2005, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, and its quarterly earnings press release on Form 8-K dated October 19, 2006 for the quarter ended September 30, 2006;

•	reviewed the reported prices and trading activity of the publicly traded common equity securities of BancorpSouth and the historical prices and trading volume of the common stock of City Bancorp;

•	reviewed and analyzed certain other publicly available information concerning City Bancorp and BancorpSouth;

•	held discussions with BancorpSouth’s senior management, including estimates of certain cost savings, operating synergies, and merger charges;

•	reviewed certain non-publicly available information concerning City Bancorp, including internal financial analyses and forecasts prepared by its management and held discussions with City Bancorp’s senior management regarding the financial forecasts and recent developments;

•	participated in certain discussions and negotiations between representatives of City Bancorp and BancorpSouth;

•	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel Nicolaus considered relevant to its analysis;

•	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel Nicolaus deemed relevant to its analysis;

•	conducted such other financial studies, analyses and investigations and considered such other information as Stifel Nicolaus deemed necessary or appropriate for purposes of its opinion; and

•	considered Stifel Nicolaus’ assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of the banking industry generally.

In rendering its opinion, Stifel Nicolaus relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel Nicolaus, by or on behalf of City Bancorp and BancorpSouth, or that was otherwise reviewed by Stifel Nicolaus and did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel Nicolaus by City Bancorp and BancorpSouth (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), Stifel Nicolaus assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the respective managements of City Bancorp and BancorpSouth as to the future operating and financial performance of City Bancorp and BancorpSouth, that cost saving and operating synergies would be realized in the amounts and time periods estimated by City Bancorp and BancorpSouth and that they provided a reasonable basis upon which Stifel Nicolaus could form its opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel Nicolaus has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel Nicolaus also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either City Bancorp or BancorpSouth since the date of the last financial statements made available to it. Stifel Nicolaus also assumed, without independent verification and with City Bancorp’s consent, that the aggregate allowances for loan losses set forth in the financial statements of City Bancorp and BancorpSouth are, in the aggregate, adequate to cover all such losses. Stifel Nicolaus was not requested to make, and did not make, review or obtain any independent evaluation, appraisal or physical inspection of City Bancorp’s or BancorpSouth’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets, nor did it review loan or credit files of City Bancorp or BancorpSouth. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel Nicolaus assumes no responsibility for their accuracy. Stifel Nicolaus relied on advice of City Bancorp’s counsel as to certain legal matters with respect to City Bancorp, the merger agreement and the merger and other transactions and other matters contained or contemplated therein. Stifel Nicolaus has assumed, with City Bancorp’s consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the merger will be satisfied and not waived. In addition, Stifel Nicolaus assumed that the definitive merger agreement would not differ materially from the draft it reviewed. Stifel Nicolaus has also assumed that the merger will be consummated substantially on the terms and conditions described in the merger agreement, without any waiver of material terms or conditions by City Bancorp, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the merger will not have an adverse effect on City Bancorp or BancorpSouth.

Stifel Nicolaus’ opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of its opinion. It is understood that subsequent developments may affect the conclusions reached in Stifel Nicolaus’ opinion and that Stifel Nicolaus does not have any obligation to update, revise or reaffirm its opinion except in accordance with the terms and conditions of Stifel Nicolaus’ engagement letter agreement with City Bancorp.

In connection with rendering its opinion, Stifel Nicolaus performed a variety of financial analyses that are summarized below. Such summary does not purport to be a complete description of such analyses. Stifel Nicolaus believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Stifel Nicolaus considered the results of all of its analyses as a whole and did not attribute any particular weight to any analyses or factors considered by it. The range of valuations resulting from any particular analysis described below should not be taken to be Stifel Nicolaus’ view of the actual value of City Bancorp. In its analyses, Stifel Nicolaus made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of City Bancorp or BancorpSouth. Any estimates contained in Stifel Nicolaus’ analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in Stifel Nicolaus’ analyses was identical to City Bancorp or BancorpSouth or the merger. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by Stifel Nicolaus was assigned a greater significance by Stifel Nicolaus than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel Nicolaus. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which City Bancorp common stock or BancorpSouth common stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In accordance with customary investment banking practice, Stifel Nicolaus employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that Stifel Nicolaus used in providing its opinion. Some of the summaries of financial analyses are presented in tabular format. In order to understand the financial analyses used by Stifel Nicolaus more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of Stifel Nicolaus’ financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel Nicolaus. The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by Stifel Nicolaus with respect to any of the analyses performed by it in connection with its opinion. Rather, Stifel Nicolaus made its determination as to the fairness to the shareholders of City Bancorp of the per share merger consideration, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for City Bancorp should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses. Considering the data included in the summary table without considering the full narrative description of all of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by Stifel Nicolaus.

In connection with rendering its opinion and based upon the terms of the draft merger agreement reviewed by it, Stifel Nicolaus assumed the aggregate consideration to be $170.0 million (including the amount held in escrow) and, at the time of the opinion, the per share consideration to be $34.08.

Pro Forma Effect of the Merger.

Stifel Nicolaus reviewed certain estimated future operating and financial information developed by City Bancorp, publicly available financial estimates of BancorpSouth and certain estimated future operating and financial information for the pro forma combined entity resulting from the merger for the 12-month periods ended December 31, 2006, December 31, 2007 and December 31, 2008. Based on this analysis, Stifel Nicolaus compared certain of City Bancorp’s estimated future per share results with such estimated figures for the pro forma combined entity. Based on this analysis on a pro forma basis, the merger is forecast to be accretive to City Bancorp’s earnings per share for each of the 12-month periods ended December 31, 2007 and December 31, 2008. Stifel Nicolaus also reviewed certain financial information in order to determine the estimated effect of the merger on City Bancorp’s book value, tangible book value and dividend. Based on this analysis on a pro forma basis, the merger is forecasted to be accretive to City Bancorp’s book value per share and accretive to City Bancorp’s tangible book value per share. Based on historical dividend rates, Stifel Nicolaus believed that City Bancorp’s shareholders who receive BancorpSouth shares would likely receive an increase in their dividends.

Analysis of Bank Merger Transactions.

Stifel Nicolaus analyzed certain information relating to recent transactions in the banking industry, consisting of (1) 195 U.S. bank acquisitions announced since October 17, 2005, with publicly disclosed transaction values and excluding merger of equals transactions, referred to below as Group A, (2) 59 selected U.S. bank acquisitions announced since October 17, 2005, involving sellers headquartered in the Central U.S. with total deal values greater than $10 million and excluding merger of equals transactions, referred to below as Group B, and (3) 10 selected Central bank acquisitions announced since January 1, 2004, involving sellers with assets between $500 million and $1.5 billion with headquarters not in major metropolitan markets and excluding merger of equals transactions, referred to below as Group C. Stifel Nicolaus calculated the following ratios with respect to the merger and the selected transactions:

BancorpSouth/	Median Statistics for Selected Transactions
Ratios	City Bancorp	Group A	Group B	Group C

Price Per Share/Book Value Per Share	240%	227%	224%	197%
Price Per Share/Tangible Book Value Per Share	300%	242%	237%	246%
Adjusted Deal Price/6.50% Equity	285%	289%	252%	235%
Price Per Share/Last 12 Months Earnings Per Share	20.0	x	23.1	x	21.4	x	18.4	x
Price Per Share/Current Earnings Per Share	17.5	x	NA	21.0	x	18.2	x
Price Per Share/Forward Earnings Per Share	15.3	x	NA	19.4	x	16.9	x
Price/Assets	22.7%	22.5%	19.1%	18.5%
Premium over Tangible Book Value/Deposits	19.5%	15.9%	12.5%	12.4%
Price/Deposits	32.4%	27.3%	23.2%	23.9%

This analysis resulted in a range of imputed values for City Bancorp common stock of between $27.40 and $39.43 per share based on the median multiples for Group A, between $23.33 and $43.15 per share based on the median multiples for Group B, and between $24.14 and $37.59 per share based on the median multiples for Group C.

Present Value Analysis.

Applying present value analysis to the theoretical future earnings and dividends of City Bancorp, Stifel Nicolaus compared the per share consideration to the calculated present value of one share of City Bancorp’s common stock on a stand-alone basis. The analysis was based upon City Bancorp management’s projected earnings growth, a range of assumed price/earnings ratios, and a 14.2%, 17.6% and 18.8% discount rate. Stifel Nicolaus selected the range of terminal price/earnings ratios on the basis of past and current trading multiples for other publicly-traded comparable banks. The stand-alone present value of City Bancorp’s common stock calculated on this basis ranged from $25.09 to $34.17 per share.

Discounted Cash Flow Analysis.

Using a discounted cash flow analysis, Stifel Nicolaus estimated the net present value of the future streams of after-tax cash flow that City Bancorp could produce for dividends to a potential acquiror, referred to below as dividendable net income. In this analysis, Stifel Nicolaus assumed that City Bancorp would perform in accordance with management’s estimates and calculated assumed after-tax distributions to a potential acquiror such that City Bancorp’s tangible common equity ratio would be maintained at 6.5% of assets. Stifel Nicolaus calculated the sum of the assumed perpetual dividendable net income streams per share beginning in the year 2006 discounted to present values at assumed discount rates ranging from 12.5% to 17.5%, reflecting the general range for the bank industry based on Stifel Nicolaus’ historical experience, and based upon estimated cost savings of 10.0% of City Bancorp’s non-interest expense. This discounted cash flow analysis indicated an implied equity value reference range of $21.93 to $47.97 per share of City Bancorp’s common stock. This analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of City Bancorp’s common stock may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including estimated cost savings and operating synergies, earnings growth rates, dividend payout rates and discount rates.

Comparison of Selected Companies.

Stifel Nicolaus reviewed and compared certain multiples and ratios for the merger with a peer group of 20 selected banks of similar size, profitability, geography and growth characteristics. In order to calculate a range of imputed values for a share of City Bancorp common stock, Stifel Nicolaus compared the resulting theoretical offer price to each of the following categories: book value, tangible book value, adjusted 6.5% equity, latest 12 months earnings, estimated 2006 earnings as provided by First Call consensus, estimated 2007 earnings as provided by First Call consensus, assets, tangible book value to deposits and deposits. Stifel Nicolaus then applied the resulting range of multiples and ratios for the peer group specified above to the appropriate financial results of City Bancorp. This analysis resulted in a range of imputed values for City Bancorp common stock of between $24.31 and $30.27 per share based on the median multiples and ratios for the peer group.

Additionally, Stifel Nicolaus calculated the following ratios with respect to the 20 selected comparable companies without application of the control premium:

			Trading Multiples for Selected
			Peer Group Without
	BancorpSouth/		Control Premium Applied(1)
Ratios	City Bancorp		10th Percentile		Median		90th Percentile

Price Per Share/Book Value Per Share	240%		144%		205%		265%
Price Per Share/Tangible Book Value Per Share	300%		179%		223%		370%
Adjusted Price/6.50% Equity	285%		161%		229%		306%
Price Per Share/Latest 12 Months Earnings	20.0	x	12.1	x	16.7	x	23.3	x
Price Per Share/Estimated 2006 Earnings Per Share(2)	17.5	x	12.0	x	15.0	x	18.9	x
Price Per Share/Estimated 2007 Earnings Per Share(2)	15.3	x	11.6	x	13.6	x	16.4	x
Price/Assets	22.7%		13.1%		18.9%		23.2%
Premium over Tangible Book Value/Deposits	19.5%		6.5%		12.2%		19.5%
Price/Deposits	32.4%		18.1%		24.0%		31.8%

(1)	Based on prices as of market close on October 17, 2006.

(2)	Projected EPS estimates based on First Call consensus.

Also, Stifel Nicolaus reviewed and compared certain multiples and ratios for the merger with the same peer group of 20 selected banks of similar size, profitability, geography and growth characteristics after applying a control premium of 32.5% to the trading prices of the selected group of comparable companies. Stifel Nicolaus then applied the resulting range of multiples and ratios for the peer group specified above to the appropriate financial results of City Bancorp. This analysis resulted in a range of imputed values for City Bancorp common stock of between $32.36 and $40.11 per share based on the median multiples and ratios for the peer group. The 32.5% control premium selected by Stifel Nicolaus was based on a 10 year analysis of one month market premiums paid in bank and thrift merger transactions.

Additionally, Stifel Nicolaus calculated the following ratios with respect to the 20 selected comparable companies after application of the 32.5% control premium:

			Trading Multiples for Selected
			Peer Group With
	BancorpSouth/		Control Premium Applied(1)
Ratios	City Bancorp		10th Percentile		Median		90th Percentile

Price Per Share/Book Value Per Share	240%		191%		272%		352%
Price Per Share/Tangible Book Value Per Share	300%		237%		296%		491%
Adjusted Price/6.50% Equity	285%		219%		313%		421%
Price Per Share/Latest 12 Months Earnings	20.0	x	16.0	x	22.1	x	30.9	x
Price Per Share/Estimated 2006 Earnings Per Share(2)	17.5	x	15.9	x	19.9	x	25.0	x
Price Per Share/Estimated 2007 Earnings Per Share(2)	15.3	x	15.4	x	18.0	x	21.7	x
Price/Assets	22.7%		17.2%		24.4%		30.2%
Premium over Tangible Book Value/Deposits	19.5%		11.6%		20.0%		28.3%
Price/Deposits	32.4%		23.9%		30.9%		40.7%

(1)	Based on prices as of market close on October 17, 2006.

(2)	Projected EPS estimates based on First Call consensus.

As described above, Stifel Nicolaus’ opinion was among the many factors taken into consideration by the City Bancorp board of directors in making its determination to approve the merger.

Stifel Nicolaus has acted as financial advisor to City Bancorp in connection with the merger and will receive a fee for its services, a substantial portion of which is contingent upon the completion of the merger. Stifel Nicolaus has also acted as financial advisor to the City Bancorp board of directors and has received a fee upon the delivery of its opinion that was not contingent upon consummation of the merger, provided that such opinion fee is creditable against any advisory fee. City Bancorp has also agreed to reimburse Stifel Nicolaus for certain out-of-pocket expenses and has agreed to indemnify Stifel Nicolaus, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws. In the ordinary course of business, Stifel Nicolaus actively trades equity securities of BancorpSouth for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In the past, Stifel Nicolaus has provided investment banking to City Bancorp and BancorpSouth from time-to-time for which Stifel Nicolaus received customary fees for its services. Stifel Nicolaus may seek to provide investment banking and other brokerage services to BancorpSouth in the future.

Mercer Capital Management, Inc.

City Bancorp engaged Mercer Capital to provide an additional fairness opinion in connection with the merger. On October 30, 2006, Mercer Capital rendered its written opinion to the effect that, as of such date and based upon and subject to matters stated in the Mercer Capital opinion, the merger is fair from a financial point of view to City Bancorp’s shareholders (other than shares of City Bancorp as to which dissenters’ rights have been properly demanded and shares held directly or indirectly by City Bancorp or BancorpSouth (other than shares held in a trust or managed account or otherwise in a fiduciary capacity or in respect of a previously contracted debt)). No limitations were imposed by City Bancorp’s board of directors upon Mercer Capital with respect to the investigations made or the procedures followed by Mercer Capital in rendering its opinion.

Mercer Capital is a business valuation and financial advisory firm located in Memphis, Tennessee. Mercer Capital is regularly engaged to provide valuation and advisory services in connection with mergers and acquisitions, corporate transactions, share repurchases, tax compliance, ESOPs and employee benefit plans, and related purposes.

Neither Mercer Capital nor any of its affiliates has a financial interest in City Bancorp or BancorpSouth. Mercer Capital was selected to provide its fairness opinion based on its familiarity with the regional community banking industry and its knowledge of the banking industry as a whole. Mercer Capital will receive a fee for providing its fairness opinion, which fee is not contingent on its opinion. Prior to its engagement to provide this fairness opinion, Mercer Capital provided a fairness opinion on behalf of Signature Bancshares, Inc. in connection with the 2003 merger between City Bancorp and Signature Bancshares.

Mercer Capital was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or part of City Bancorp or any alternative transaction. Consequently, Mercer Capital expressed no opinion as to whether any alternative transaction would produce consideration for City Bancorp’s shareholders in any amount exceeding that contemplated in the merger. During the course of its work with City Bancorp, however, Mercer Capital did not become aware of any interest by any third party (other than any offer previously considered by City Bancorp’s board in its deliberations preceding the execution of the merger agreement with BancorpSouth) in engaging in any alternative transaction with City Bancorp.

The Mercer Capital opinion is annexed hereto as Annex D and incorporated herein by reference. The Mercer Capital opinion is directed to the board of directors of City Bancorp, addresses only the fairness of the consideration to be paid to the City Bancorp shareholders in the merger from a financial point of view, and does not constitute a recommendation as to how any shareholder should vote at City Bancorp’s special meeting of shareholders. The summary of the Mercer Capital opinion set forth herein is qualified in its entirety by reference to the full text of such opinion and supporting documentation presented to City Bancorp’s board of directors.

In connection with its opinion, Mercer Capital reviewed and analyzed certain publicly available financial information concerning City Bancorp and BancorpSouth and certain internal analyses and other information furnished to Mercer Capital by City Bancorp and BancorpSouth. Mercer Capital also held discussions with members of senior management of City Bancorp and BancorpSouth regarding the business and prospects of City Bancorp and BancorpSouth. On October 23, 2006, Mercer Capital rendered a verbal opinion to City Bancorp’s board of directors that BancorpSouth’s offer to acquire City Bancorp was fair from a financial point of view, subject to the execution of a final merger agreement on similar terms as presented in certain draft agreements reviewed by Mercer Capital. Mercer Capital confirmed its fairness opinion in writing during a subsequent board of directors meeting on October 30, 2006.

Introduction to the Mercer Capital Opinion.

In arriving at Mercer Capital’s opinion, Mercer Capital performed the following activities among others:

•	Reviewed successive drafts of the merger agreement;

•	Reviewed the process leading to the proposed transaction with representatives of Stifel Nicolaus and alternative offers received by City Bancorp;

•	Met with management of City Bancorp and BancorpSouth;

•	Analyzed City Bancorp’s and BancorpSouth’s financial position on a stand-alone and pro forma basis;

•	Compared valuation multiples implied by the BancorpSouth offer to certain other comparable change of control transactions;

•	Analyzed the value of City Bancorp’s equity, if it continues to operate, rather than undertake the merger;

•	Analyzed the impact of the merger on City Bancorp shareholders’ earnings and dividends per share; and

•	Reviewed and considered the effects of certain employment agreements containing change of control provisions.

In conducting its review and in arriving at the Mercer Capital opinion, Mercer Capital relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available and did not attempt to verify the same. With respect to the information relating to the future financial prospects of City Bancorp and BancorpSouth, Mercer Capital assumed that such information reflected the best currently available judgments and estimates of management of City Bancorp and BancorpSouth as to the likely future financial performance of City Bancorp and BancorpSouth. Mercer Capital did not make or obtain any evaluations or appraisals of the properties of City Bancorp or BancorpSouth, nor did it examine any individual loan credit files. Mercer Capital assumed that the reserves for loan losses of City Bancorp or BancorpSouth, or any subsidiaries thereof, were adequate as of the date of the Mercer Capital opinion. For purposes of the Mercer Capital opinion, Mercer Capital assumed that the merger would have the tax, accounting, and legal effects described in the merger agreement and assumed that the transaction would be consummated on a timely basis in the manner presented by City Bancorp and BancorpSouth and in compliance with applicable laws and regulations.

As more fully discussed below, Mercer Capital considered such financial and other factors as it deemed appropriate under the circumstances, including, among other things, the following: (i) the historical and current results of operations of City Bancorp and BancorpSouth, including interest income, interest expense, net interest income, net interest margin, provision for loan losses and loan charge-offs, non-interest income, non-interest expense, earnings, dividends, internal capital generation, return on assets, and return on shareholders’ equity, all as set forth in the financial statements of City Bancorp and BancorpSouth; and (ii) the assets and liabilities of City Bancorp and BancorpSouth, as set forth in their respective financial statements, including the loan and investment portfolios, the amount and type of non-performing assets, the reserve for loan losses, intangible assets, deposits, other liabilities, historical and current funding sources and costs, liquidity, and capitalization. Mercer Capital also took into account its assessment of general economic and market conditions, its experience in other transactions and securities valuation, and its knowledge of the banking industry generally. The Mercer Capital opinion is necessarily based upon conditions as they existed and can be evaluated on the respective dates thereof and the information made available to Mercer Capital through such dates.

In connection with rendering the Mercer Capital opinion, Mercer Capital performed certain financial analyses, which are summarized below. Mercer Capital believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors considered therein without considering all factors and analyses could create an incomplete view of the analysis and the process underlying the Mercer Capital opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analysis, Mercer Capital made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of City Bancorp and BancorpSouth. Any estimates contained in Mercer Capital’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies with no liquid trading markets is inherently imprecise, and such estimates do not purport to be appraisals of such companies or necessarily reflect the prices at which such companies or their securities may actually be sold.

Summary of the Transaction.

Fifty percent of the outstanding shares of City Bancorp will be converted into cash with the remaining 50% exchanged for shares of BancorpSouth common stock. The merger consideration represents the sum of the following: i) $34.08 per share in cash, multiplied by the number of shares converted into cash; and, ii) shares of BancorpSouth common stock based upon a formula as defined in the merger agreement. This exchange ratio is subject to adjustment and will be finalized as of the determination date, as defined in the merger agreement. Assuming that the average BancorpSouth common stock price remains within a certain range specified in the merger agreement, the transaction consideration will equal $34.08 per share of City Bancorp common stock, which equates to a total transaction value of $170 million. The total consideration of $170 million is divided among City Bancorp’s common shareholders and its option holders, as indicated in the following table:

Consideration per Share(1)	$34.08	(2)
x City Bancorp Shares Outstanding	4,885,589.00	(3)

= Consideration to Common Shareholders	166,500,873.00
+ “Moneyness” of City Bancorp Options	3,499,497.00	(4)

= Total Deal Value	$170,000,371.00

Options
Consideration per Share	$34.08
− Average Strike Price of Options	(19.60	)(5)

= “Moneyness” of Options	$14.48
x Options Outstanding	241,678	(3)

= Aggregate “Moneyness” of Options	$3,499,497

(1)	The merger agreement specifies that the average BancorpSouth stock price can vary within a certain range without affecting the overall deal value (i.e., the exchange ratio changes as BancorpSouth’s stock price fluctuates). The “consideration per share” in the table assumes that BancorpSouth’s share price remains within this specified range.

(2)	Prior to funding escrow.

(3)	Per merger agreement.

(4)	See calculation below.

(5)	Per City Bancorp management.

BancorpSouth and City Bancorp further agreed to establish an escrow account related to certain litigation, which will hold approximately $3,000,000 of the merger consideration. The following table indicates the computation of the merger price, assuming both (a) a full recovery of the escrowed funds and (b) no recovery of escrow funds.

	100% Escrow	No Escrow
	Recovery	Recovery

Total Deal Value	$170,000,371	$170,000,371
− “Moneyness” of Options	(3,499,497)	(3,499,497)

= Consideration to Common Shareholders	$166,500,873	$166,500,873
− Escrow Agreement	0	(3,000,000)

= Net Consideration to Common Shareholders	$166,500,873	$163,500,873
− Common Shares Outstanding	4,885,589	4,885,589

= Consideration per Share	$34.08	$33.47

The preceding tables do not consider any dividends that may be paid by City Bancorp prior to closing. According to the merger agreement, City Bancorp is allowed to pay annual cash dividends in accordance with past practice, not to exceed 30% of net income in the most recent calendar year. According to the merger agreement, City Bancorp may also pay pro rata dividends through the closing date. Such dividends, which are estimated to be in the range of $0.70 per share depending upon City Bancorp’s future financial performance, do not result in an adjustment to the purchase price.

Process Leading to the Transaction.

As part of its engagement, Mercer Capital reviewed the process leading to the merger with City Bancorp’s management and financial advisor. In mid-2006, City Bancorp received an unsolicited offer (“Offer #1”) from a third party (“Interested Party #1”). At this point, City Bancorp retained Stifel Nicolaus to advise City Bancorp as to whether City Bancorp should consider merging with Interested Party #1. Interested Party #1 proposed a maximum price of $30.00 per share (before considering any adjustments for certain outstanding litigation involving City Bancorp).

After receiving the offer from Interested Party #1, City Bancorp’s board of directors elected to pursue an auction process. Twenty-four potential acquirors (including the party responsible for Offer #1) were identified. A sale book was assembled, and potential acquirors were contacted in early June of 2006. Fourteen confidentiality agreements were distributed, and 13 confidentiality agreements were executed (Interested Party #1 declined). In mid-June, 13 sale books were distributed and Stifel Nicolaus requested bids by July 10. Four non-binding offers were received (including the offer from Interested Party #1), and ultimately City Bancorp’s board of directors elected to pursue a transaction with BancorpSouth.

City Bancorp Valuation Analysis.

Mercer Capital compared the value of the City Bancorp transaction to the results indicated by the following two valuation methods:

1. Comparable Transactions Analysis; and

2. Discounted Cash Flow Analysis.

Comparable Transactions Analysis.

Mercer Capital developed five groups of recently acquired financial institutions and compared the pricing multiples indicated in these transactions to those implied by BancorpSouth’s offer. The five transaction groups are as follows:

•	Group 1. Transactions involving target banks of similar asset sizes ($500 million to $1.5 billion) located nationwide and acquired between January 1, 2005 and October 18, 2006. This group was further screened to include only those transactions involving banks with returns on equity between 10% and 20%;

•	Group 2. Transactions involving target banks located in the Midwest (defined to include IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, and WI) with similar asset sizes ($500 million to $1.5 billion) acquired between January 1, 2005 and October 18, 2006. This group was further screened to include only those transaction involving banks with returns on equity between 10% and 20%;

•	Group 3. Target banks of all sizes located in the Mid-South (defined to include AR, AL, LA, KY, MS, MO, and TN) acquired between January 1, 2005 and October 18, 2006. This group was further screened to include only those transactions involving banks with returns on equity between 10% and 20%;

•	Group 4. Target banks of all sizes located in Missouri acquired between January 1, 2000 and October 18, 2006; and

•	Group 5. Target banks located in metropolitan areas in Missouri (defined to include the Kansas City MSA and the St. Louis MSA) acquired between January 1, 2000 and October 18, 2006.

The following table shows the valuation multiples implied by the BancorpSouth offer, subject to the BancorpSouth stock price remaining within a certain range. The $170 million transaction value used in the chart below assumes full recovery of the escrowed funds.

	City Financial
	Measure	Deal Value	Multiple

Price/Book Value (as reported at 6/30/06)	$70,709,000	$170,000,000	240.4%
Price/Tangible Book Value	$56,597,000	$170,000,000	300.4%
Price/Assets	$827,343,000	$170,000,000	20.5%
Premium to Tangible Book Value + Core Deposits		$170,000,000	23.7%
Price/LTM Earnings (as reported at 6/30/06)	$8,372,000	$170,000,000	20.31
Price/LTM Earnings (adjusted)	$8,339,000	$170,000,000	20.39
Price/Budgeted 2006 Earnings	$9,815,400	$170,000,000	17.32

		Median of Group*
		Group 1	Group 2	Group 3	Group 4	Group 5
	City/	National Assets	Midwest		Missouri	Metro Missouri
	BancorpSouth	($500 MM — $1.5 BN)	($500 MM — $1.5 BN)	Mid-South	(Since 1/1/2000)	(Since 1/1/2000)

Price/Reported LTM Earnings	20.31	20.26	20.12	18.53	19.54	20.98
Price/Adjusted LTM Earnings	20.39	n/a	n/a	n/a	n/a	n/a
Price/Budgeted 2006 Earnings	17.32	n/a	n/a	n/a	n/a	n/a
Price/Book Value	240.4%	312.9%	295.1%	218.8%	194.9%	242.2%
Price/Tangible Book Value	300.4%	329.8%	321.6%	224.9%	201.9%	285.4%
Price/Assets	20.5%	25.1%	24.3%	21.1%	16.8%	17.1%
Premium over Core Deposits	23.7%	27.8%	21.4%	18.9%	10.7%	19.6%
Median Current Year ROE	12.48%	16.01%	12.55%	12.88%	10.43%	12.90%
Median Current Year ROA	1.10%	1.26%	1.27%	1.34%	0.91%	0.92%

*	Information Provided by SNL Financial

•	Relative to the acquired banks with total assets between $500 million and $1.5 billion:

(1) The price/book and price/tangible book value multiples are below the medians, reflecting City Bancorp’s lower return on equity; and

(2) The price/earnings multiple implied by the BancorpSouth offer is consistent with the multiples for the acquired banks located in the Midwest and nationwide.

•	Relative to the acquired banks located in the Mid-South and Missouri:

(3) The price/book and price/tangible book value multiples exceed the medians; and

(4) The price/earnings ratio is consistent with the medians.

•	Relative to the acquired banks located in metro Missouri (Kansas City MSA and St. Louis MSA):

(5) The price/book value multiple is consistent with the median, and the price/tangible book value multiple exceeds the median; and

(6) The price/earnings ratio is consistent with the median.

Discounted Cash Flow Analysis.

A discounted cash flow analysis provides an indication of value based upon a projection of City Bancorp’s future financial performance. Mercer Capital utilized a discounted cash flow methodology to analyze a scenario whereby City Bancorp continues to operate and then sells in 2010. The range of values derived from the discounted cash flow analysis is then compared to the consideration offered in the merger. An indication of value under the discounted future benefits approach requires the following inputs:

•	Projected net income. Mercer Capital’s discounted cash flow analysis utilizes City Bancorp management’s projections, which forecast improvement in The Signature Bank’s earnings. The Signature Bank’s return on assets is forecast to improve from 1.34% in 2007 to 1.48% in 2010, while its return on equity is forecast to improve from 12.99% in 2007 to 14.36% in 2010. The Signature Bank’s earnings are projected to increase at a compounded annual rate of 13.0% between 2007 and 2010.

•	Projected Interim Cash Flows. City Bancorp’s shareholder dividends were projected to be 30% of earnings, which is consistent with City Bancorp management’s projections.

•	Terminal Value. Mercer Capital multiplied the projected 2010 net income (net of holding company expenses) by a capitalization factor (or price to earnings multiple). Mercer Capital estimated the terminal value of City Bancorp at the end of the forecast period based upon a range of controlling interest price/earnings multiples of 15.0x to 20.0x.

•	Discount Rate. Mercer Capital’s analysis utilizes a discount rate of 15%, calculated based upon the Capital Asset Pricing Model and reflective of the risk of achieving management’s projections.

The range of values provided by Mercer Capital’s discounted cash flow analysis is indicated in the following table. At the midpoint price/earnings multiple of 17.0x to 18.0x, the computed values range from $153 million to $194 million, as compared to the $170 million transaction consideration. Obtaining a value in excess of the $170 million transaction consideration generally requires assuming that (a) management’s projections are achieved and (b) the terminal multiple in 2010 exceeds 18.0x earnings.

Sensitivity Analysis — Price to Earnings Multiple vs. 2010 Net Income
Terminal Value Multiple

Range of Year
2010 Net Income		15.0	16.0	17.0	18.0	19.0	20.0

$14,767	(10)%	$136,602	$144,815	$153,028	$161,242	$169,455	$177,669
$15,588	(5)%	$143,451	$152,121	$160,791	$169,461	$178,131	$186,801
$16,408		$150,292	$159,418	$168,545	$177,671	$186,797	$195,923
$17,228	5%	$157,134	$166,716	$176,298	$185,880	$195,462	$205,045
$18,049	10%	$163,983	$174,022	$184,061	$194,100	$204,139	$214,178

Analysis of BancorpSouth’s Common Stock.

City Bancorp’s shareholders will receive 50% of the merger consideration in shares of BancorpSouth common stock. The total number of shares of BancorpSouth common stock issued is dependent upon the exchange ratio, which will be determined according to the provisions of the merger agreement. The common stock of BancorpSouth, Inc. is traded on the New York Stock Exchange under the symbol “BXS.” At September 30, 2006, BancorpSouth had 79,153,000 shares of common stock outstanding. The trading price of $26.03 per share at the close of trading on October 20, 2006 implied a market capitalization of total equity of $2.1 billion.

•	Stock Price Performance. BancorpSouth reported quarterly earnings after the market closed on October 19, 2006, following which BancorpSouth’s closing share price declined from $27.61 on October 19, 2006 to $26.03 on October 20, 2006 (a 5.7% decline). Mercer Capital analyzed BancorpSouth’s stock performance over the last five years compared to the SNL Bank Index and the S&P 500. From October 19, 2001 to October 20, 2006, BancorpSouth’s stock price increased at a compounded annual rate of 11.6% compared to 8.4% for the SNL Bank Index and 5.0% for the S&P 500.

•	Financial Overview. Mercer Capital reviewed BancorpSouth’s financial statements and met with BancorpSouth’s management to discuss BancorpSouth’s financial performance. Additionally, Mercer Capital reviewed the transcripts of conference calls held by BancorpSouth management to discuss earnings in 2005 and 2006, including BancorpSouth’s third quarter 2006 earnings conference call.

The chart below provides comparisons of BancorpSouth’s performance with “peer group” statistics. The peer group consists of 169 bank holding companies with assets greater than $3 billion at June 30, 2006. BancorpSouth’s earnings performance, as measured by its return on assets and return on equity of 1.14% and 13.52%, respectively, in the previous 12-month period is comparable to the peer group.

BancorpSouth Summary
Financial Data as of 6/30/06

Balance Sheet ($000)			Income Statement – LTM ($000s)
Assets	$11,826,411		Net Interest Income	$386,577
Loans	$7,618,417		Non-Interest Income	204,600

Deposits	$9,562,162		Total Revenues	591,177
Total Equity	$1,008,953		Non-Interest Expenses	(371,309)

Book Value Per Share	$12.76		Operating Income	219,868
Tangible Book Value Per Share	$10.63		Loan Loss Provision	(16,426)
			Securities Gains	58
Ratio Analysis (LTM @ 6/30/06)		Peer	Intangible Amortization	(4,883)

Return on Average Assets	1.14%	1.20%	Pre-Tax Income	198,617
Return on Average Equity	13.52%	13.54%	Income Taxes	(67,709)

Net Interest Margin	3.69%	2.87%	Net Income	$130,908

Core Fee Income/Average Assets	1.79%	2.80%
Operating Expense/Average Assets	3.29%	3.29%	Total Dividends	$60,814
Operating Income/Average Assets	1.88%	2.04%	Payout Ratio	46.5%
Efficiency Ratio	63.63%	61.68%

•	BancorpSouth Valuation Analysis. The following chart shows valuation metrics implied by BancorpSouth’s stock price as of October 20, 2006 in relation to two groups of public companies:

(7) Mid-South Group. Publicly traded banks located in the Mid-South (defined to include AL, AR, KY, LA, MS, MO, and TN) with total assets exceeding $500 million; and

(8) National Group. Publicly traded banks with total assets ranging from $5 billion to $15 billion.

Both groups of publicly traded banks were screened to eliminate companies reporting returns on equity below 10% or thin trading volume, as well as those companies that were the target of an announced merger or acquisition.

		Median
		Mid-South	National
BancorpSouth Stock Price as of October 20, 2006 $26.03	Multiple	Group	($5 BN — $15 BN)

Price/Book Value (as reported at 9/30/06)	199.8%	208.7%	209.0%
Price/Tangible Book Value	238.7%	270.5%	307.5%
Price/LTM Earnings (LTM ending 9/30/06 for BancorpSouth)	14.96	16.24	15.86
Price/Estimated 2006 Earnings	14.96	15.24	15.54
Price/Estimated 2007 Earnings	14.46	14.61	14.47
Dividend Yield	3.07%	2.22%	2.78%

As shown in the chart above, BancorpSouth’s price/previous 12 months earnings, price/estimated 2006 earnings, and price/book value multiples as of October 20, 2006 were below the medians of the two public company groups. The price/estimated 2007 earnings multiple was consistent with the two public company groups.

Following BancorpSouth’s release of its third quarter earnings after the market closed on October 19, 2006, BancorpSouth’s share price declined. Mercer Capital also compared the median comparable company valuation multiples to the multiples implied by BancorpSouth’s share price as of October 18, 2006. These comparisons indicate that BancorpSouth’s price/earnings multiple was consistent with the medians of the two groups of comparable companies.

Pro Forma Merger Analysis.

Mercer Capital analyzed the pro forma effect of the merger on City Bancorp shareholders’ earnings per share and dividends per share. The analysis indicates that, relative to a stand-alone scenario, City Bancorp shareholders’ reported earnings per share would increase/(decrease) by 7.0% in 2007, 2.7% in 2008, (1.4%) in 2009, and (7.1%) in 2010 as a result of the merger. City Bancorp shareholders’ cash earnings per share (i.e., excluding intangible asset amortization) would increase/(decrease) by 8.6% in 2007, 4.2% in 2008, (0.3%) in 2009, and (5.8%) in 2010 as a result of the merger. City Bancorp shareholders’ dividends per share would increase by 66.2% in 2007, 59.7% in 2008, 52.9% in 2009, and 43.6% in 2010 as a result of the merger. These calculations involve the following assumptions:

•	City Bancorp achieves the earnings per share and dividends per share projections set forth in City Bancorp management’s projections; and

•	BancorpSouth’s 2007 earnings per share equals the analysts’ estimates for such period. In subsequent years, BancorpSouth’s earnings are assumed to increase by 8% per year. BancorpSouth is assumed to pay dividends based on its payout ratio in the previous 12-month period (46.5%); and

•	Expense savings, financing costs of the cash portion of the merger consideration, and intangible asset amortization expenses occur in the amounts indicated in the projections.

Mercer Capital also created a revised version of the projections, assuming that City Bancorp’s earnings per share increase by 8% per year between 2007 and 2010, rather than the 13% to 16% growth projected by management. The revised analysis indicates that, relative to a stand-alone scenario, City Bancorp shareholders’ reported earnings per share would increase by 12.0% in 2007, 12.0% in 2008, 12.3% in 2009, and 12.5% in 2010 as a result of the merger. City Bancorp shareholders’ cash earnings per share (i.e., excluding intangible asset amortization) would increase by 12.9% in 2007, 12.9% in 2008, 13.1% in 2009, and 13.2% in 2010 as a result of the merger. City Bancorp shareholders’ dividends per share would increase by 73.8% in 2007, 74.3% in 2008, 73.7% in 2009, and 74.4% in 2010 as a result of the merger.

Summary of the Analysis.

The summary set forth above does not purport to be a complete description of the analyses performed by Mercer Capital. The analyses performed by Mercer Capital are not necessarily indicative of actual values, which may differ significantly from those suggested by such analyses. Throughout the due diligence process, all information provided by City Bancorp, BancorpSouth, and third party sources was relied upon without Mercer Capital’s verification.

Accordingly, based on all factors that Mercer Capital deemed relevant and assuming the accuracy and completeness of the information and data provided, Mercer Capital concluded that the merger is fair from a financial point of view to all shareholders of City Bancorp. You are encouraged to read the Mercer Capital opinion in its entirety. The Mercer Capital opinion is annexed as Annex D to this Proxy Statement/Prospectus.

Regulatory Approval

Completion of the merger is conditioned on, among other things, the receipt of approval by the Federal Reserve Board. As part of the Federal Reserve Board’s approval process, the Missouri Division of Finance will have the opportunity to review and provide any objections to the transaction before the Federal Reserve Board issues its approval. BancorpSouth filed a Notification to the Board of Governors of the Federal Reserve System on Form FR Y-3N on December 20, 2006. In connection with the Notification, BancorpSouth must publish a public notice of the merger which provides for a 30-day period for public comments. BancorpSouth expects to obtain approval of the merger from the Federal Reserve Board within five business days after the close of the public comment period. Once the Federal Reserve Board has approved the merger, federal law requires a waiting period of up to 30 calendar days to complete the merger in order to give the U.S. Department of Justice the opportunity to review and object to the merger. BancorpSouth expects the Department of Justice waiting period to expire on or about February 19, 2007.

We also intend to make all required filings with the Securities and Exchange Commission under the Securities Act of 1933 and the Securities Exchange Act of 1934 relating to the merger. While we believe that we will obtain all regulatory approvals in a timely manner, we cannot be certain if or when we will obtain them.

Accounting Treatment

The merger will be accounted for as a “purchase,” as that term is used under GAAP, for accounting and financial reporting purposes. City Bancorp will be treated as the acquired corporation for accounting and financial reporting purposes. City Bancorp’s assets, liabilities and other items will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of BancorpSouth. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax asset or liability. The difference between the estimated fair value of the assets (including separately identifiable intangible assets, such as core deposit intangibles), liabilities and other items (adjusted as discussed above) and the purchase price will be recorded as goodwill. Financial statements of BancorpSouth issued after the merger will reflect the values and will not be restated retroactively to reflect the historical financial position or results of operations of City Bancorp.

Material United States Federal Income Tax Consequences

The following discussion summarizes the material anticipated U.S. federal income tax consequences of the merger to City Bancorp shareholders who hold their shares of City Bancorp common stock as capital assets. This discussion does not address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not such transactions are undertaken in connection with the merger). In addition, this discussion does not address all of the U.S. federal income tax consequences that may be important to each taxpayer in light of each taxpayer’s particular circumstances, nor does this discussion address the U.S. federal income tax consequences that may be applicable to taxpayers subject to special treatment under the Internal Revenue Code, such as:

•	tax-exempt organizations;

•	financial institutions, insurance companies, mutual funds and broker-dealers or persons who have elected to use the mark-to-market method of accounting with respect to their securities holdings;

•	shareholders who hold their shares of City Bancorp common stock as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment comprised of shares of City Bancorp common stock and one or more other investments;

•	persons who acquired their shares of City Bancorp common stock through the exercise of employee stock options, through a benefit plan or otherwise in a compensatory transaction;

•	shareholders who are not U.S. persons within the meaning of the Internal Revenue Code or that use a functional currency other than the U.S. dollar;

•	partnerships or other pass-through entities and investors in such entities; or

•	shareholders who exercise their dissenters’ rights.

No information is provided in this document or the tax opinions referred to below with respect to the tax consequences, if any, of the merger under applicable foreign, state, local and other tax laws. This discussion and the tax opinions are based upon the provisions of the Internal Revenue Code, applicable Treasury regulations, administrative rulings and judicial decisions, all as in effect as of the date of this Proxy Statement/Prospectus. There can be no assurance that future legislative, administrative or judicial changes or interpretations, which changes could apply retroactively, will not affect the accuracy of this discussion or the statements or conclusions set forth in the tax opinions referred to below.

In connection with the filing of the registration statement of which this Proxy Statement/Prospectus is a part, BancorpSouth has received an opinion of Waller Lansden Dortch & Davis, LLP and City Bancorp has received an opinion of PSWS that, as of the respective dates of such opinions, if certain factual circumstances exist, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that BancorpSouth and City Bancorp will each be a party to that reorganization. The parties will not be required to consummate the merger unless they receive additional opinions of their respective counsel, dated the closing date of the merger, confirming that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that BancorpSouth and City Bancorp will each be a party to that reorganization.

The opinions of the parties’ respective counsel regarding the merger have relied, and the opinions regarding the merger as of the closing date will each rely, on the following:

•	representations and covenants made by BancorpSouth and City Bancorp, including those contained in certificates of officers of BancorpSouth and City Bancorp; and

•	specified assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the merger agreement.

In addition, the opinions of the parties’ respective counsel have assumed, and such counsel’s ability to provide the opinions at the closing of the merger will depend on, the absence of changes to the anticipated facts or changes in law between the date of this Proxy Statement/Prospectus and the closing date of the merger. If any of those representations, covenants or assumptions is inaccurate, the parties’ respective counsel may not be able to provide one or more of the required opinions to be delivered at the closing of the merger and/or the tax consequences of the merger could differ from those described in the opinions that counsel have delivered.

The opinions of the parties’ respective counsel do not bind the Internal Revenue Service and do not preclude the IRS or the courts from adopting a contrary position. BancorpSouth and City Bancorp do not intend to obtain a ruling from the IRS on the tax consequences of the merger. If the IRS were to assert successfully that the merger is not a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then the tax consequences of the merger would be materially different from those described below.

Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, neither BancorpSouth nor City Bancorp will recognize any gain or loss as a result of the merger. The U.S. federal income tax consequences of the merger qualifying as a reorganization to a particular City Bancorp shareholder will vary depending primarily on whether the shareholder exchanges his or her City Bancorp common stock solely for BancorpSouth common stock (except for cash received instead of a fractional share of BancorpSouth common stock), solely for cash, or for a combination of BancorpSouth common stock and cash. At the time that a City Bancorp shareholder votes on the merger and at the time such shareholder makes an election as to the form of consideration to be received in the merger, such shareholder will not know the extent to which the shareholder’s elected form of merger consideration will be given effect. Regardless of a City Bancorp shareholder’s election, the U.S. federal income tax consequences to the shareholder will depend on the actual merger consideration received by the shareholder upon consummation of the merger.

City Bancorp Shareholders Receiving Only BancorpSouth Common Stock

No gain or loss will be recognized by a holder of City Bancorp common stock as a result of the surrender of shares of City Bancorp common stock solely in exchange for shares of BancorpSouth common stock pursuant to the merger (except with respect to cash received instead of a fractional share of BancorpSouth common stock, as discussed below). The aggregate tax basis of the shares of BancorpSouth common stock received in the merger (including any fractional shares of BancorpSouth common stock deemed received) will be the same as the aggregate tax basis of the shares of City Bancorp common stock surrendered in exchange for the BancorpSouth common stock. The holding period of the shares of BancorpSouth common stock received (including any fractional shares of BancorpSouth common stock deemed received) will include the holding period of shares of City Bancorp common stock surrendered in exchange for the BancorpSouth common stock, provided that such shares of City Bancorp common stock were held as capital assets of the shareholder at the effective time of the merger.

City Bancorp Shareholders Receiving Only Cash

A holder of City Bancorp common stock that does not receive any shares of BancorpSouth common stock pursuant to the merger (and is not treated as constructively owning, after the merger, BancorpSouth common stock held by certain family members and entities affiliated with the holder under the Internal Revenue Code) will generally recognize gain or loss equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the shares of City Bancorp common stock exchanged in the merger. Such gain or loss will be a capital gain or loss, provided that such shares of City Bancorp common stock were held as capital assets by the shareholder at the effective time of the merger. Such capital gain or loss will be a long-term capital gain or loss to the extent that, at the effective time of the merger, the holder has a holding period in such City Bancorp common stock of more than one year. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

City Bancorp Shareholders Receiving Both Cash and BancorpSouth Common Stock

If a holder of City Bancorp common stock receives both BancorpSouth common stock and cash (other than cash in lieu of a fractional share of BancorpSouth common stock) in the merger, that holder will recognize gain (but not loss), if any, equal to the lesser of:

•	the amount of cash received; or

•	the amount by which the sum of the amount of cash received and the fair market value, at the effective time of the merger, of the BancorpSouth common stock received exceeds the holder’s adjusted tax basis in the shares of City Bancorp common stock exchanged in the merger.

Any recognized gain could be taxed as a capital gain or a dividend. Such gain will generally be capital gain (provided that such shares of City Bancorp common stock were held as capital assets by the shareholder at the effective time of the merger), unless the holder’s exchange of City Bancorp common stock for cash and BancorpSouth common stock “has the effect of the distribution of a dividend” after giving effect to the constructive ownership rules of the Internal Revenue Code, in which case such gain might be treated as ordinary income. Any capital gain recognized generally will be long-term capital gain to the extent that, at the effective time of the merger, the holder has a holding period in the City Bancorp common stock exchanged in the merger of more than one year. Because the determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each City Bancorp shareholder, City Bancorp shareholders are urged to consult their own tax advisors regarding the tax treatment of any cash received in the merger. A City Bancorp shareholder who receives a combination of BancorpSouth common stock and cash in exchange for his or her City Bancorp common stock will not be permitted to recognize any loss for U.S. federal income tax purposes.

The aggregate tax basis of the shares of BancorpSouth common stock received in the merger (including any fractional share of BancorpSouth common stock deemed received) will be the same as the aggregate tax basis of the shares of City Bancorp common stock surrendered in the merger, increased by the amount of gain recognized in the exchange (whether characterized as capital gain or a dividend, but excluding any gain recognized with respect to any cash received instead of a fractional share of BancorpSouth common stock) and reduced by the amount of cash received in the exchange (excluding any cash received instead of a fractional share of BancorpSouth common stock). The holding period of the shares of BancorpSouth common stock received (including any fractional share of BancorpSouth common stock deemed received) will include the holding period of shares of City Bancorp common stock surrendered in exchange for the BancorpSouth common stock, provided that such shares of City Bancorp common stock were held as capital assets of the shareholder at the effective time of the merger.

A City Bancorp shareholder’s U.S. federal income tax consequences will also depend on whether his or her shares of City Bancorp common stock were purchased at different times at different prices. If they were, the City Bancorp shareholder could realize gain with respect to some of the shares of City Bancorp common stock and loss with respect to other shares. Such City Bancorp shareholder would have to recognize such gain to the extent such shareholder receives cash with respect to those shares of City Bancorp common stock in which the shareholder’s adjusted tax basis is less than the amount of cash plus the fair market value at the effective time of the merger of the BancorpSouth common stock received, but could not recognize loss with respect to those shares of City Bancorp common stock in which the City Bancorp shareholder’s adjusted tax basis is greater than the amount of cash plus the fair market value at the effective time of the merger of the BancorpSouth common stock received. Any disallowed loss would be included in the adjusted basis of the BancorpSouth common stock. Such a City Bancorp shareholder is urged to consult his or her own tax advisor respecting the tax consequences of the merger to that shareholder.

Escrow Fund; Possible Application of Installment Method for Escrowed Cash

Under the merger agreement, certain cash and shares of BancorpSouth common stock will be deposited into an escrow fund to pay judgments, settlements and related legal fees and costs relating to certain outstanding litigation against City Bancorp or any subsidiary of City Bancorp that is a party to this litigation. Under the escrow agreement, amounts earned on the escrow fund, including dividends and interest, should be deemed received by the City Bancorp shareholders for U.S. federal income tax purposes, although such amounts will be retained by the escrow agent and become a part of the escrow fund to be distributed to the City Bancorp shareholders at the termination of the escrow fund if not used to satisfy a claim. Each City Bancorp shareholder should be required to include in gross income all amounts earned on the escrow fund, as such amounts are earned.

For U.S. federal income tax purposes, the City Bancorp shareholders should be treated as the owners of the escrowed shares of BancorpSouth common stock. Because the City Bancorp shareholders should be treated as the owners of the escrowed shares of BancorpSouth common stock, (i) the release of the escrowed shares of BancorpSouth common stock to the City Bancorp shareholders should not be a taxable transfer for U.S. federal income tax purposes and (ii) the return of any escrowed shares of BancorpSouth common stock to BancorpSouth in satisfaction of any claim should be treated for U.S. federal income tax purposes as if the City Bancorp shareholders directly satisfied such claim with the escrowed shares of BancorpSouth common stock. Because the number of escrowed shares of BancorpSouth common stock to be returned to BancorpSouth in satisfaction of any claim is to be based upon the value of the BancorpSouth common stock that was used to calculate the merger consideration, a City Bancorp shareholder should not recognize any gain or loss upon the return of any escrowed shares of BancorpSouth common stock to BancorpSouth. In the event all or some of a

City Bancorp shareholder’s escrowed shares of BancorpSouth common stock are returned to BancorpSouth in satisfaction of any claim, the tax basis of such City Bancorp shareholder’s escrowed shares so returned should be added to and allocated among such shareholder’s tax basis in his remaining shares of BancorpSouth common stock.

It is unclear whether the installment method is available to a City Bancorp shareholder for reporting gain attributable to escrowed cash. If the installment method is applicable, (i) the release of the escrowed cash to the City Bancorp shareholders should cause such City Bancorp shareholders to recognize gain and possibly imputed ordinary interest income with respect to a portion of the escrowed cash distributed for U.S. federal income tax purposes and (ii) the return of any escrowed cash to BancorpSouth in satisfaction of any claim should cause such City Bancorp shareholder to reduce the amount of gain related to the transaction that is reported by such shareholder for U.S. federal income tax purposes. In addition, each City Bancorp shareholder could be subject to an annual interest charge on all or a portion of the deferred tax liability attributable to the escrowed cash consideration if such shareholder holds installment receivables, potentially including his share of the escrowed cash consideration, with an aggregate face amount in excess of $5 million as of the end of the current (and any future) tax year. Each City Bancorp shareholder is urged to consult his or her tax advisor regarding the potential application of the installment method to his or her personal tax situation.

If the installment method is not available to a City Bancorp shareholder, or if a City Bancorp shareholder affirmatively elects out of the installment method, the entire amount of escrowed cash should be treated as received by such City Bancorp shareholder at the time of the merger. In the event all or some of a City Bancorp shareholder’s escrowed cash is returned to BancorpSouth in satisfaction of any claim, the City Bancorp shareholder may be entitled to add the amount of cash so returned to such shareholder’s tax basis in his shares of City Bancorp common stock prior to the merger transaction or, alternatively, such City Bancorp shareholder may be entitled to a capital loss. The taxation of escrow arrangements is complex and uncertain. Each City Bancorp shareholder is urged to consult his or her tax advisor regarding the tax consequences of the escrow fund.

Cash Instead of Fractional Shares of BancorpSouth Common Stock

Holders of City Bancorp common stock who receive cash instead of a fractional share of BancorpSouth common stock will be treated as having received the fractional share in the merger and then as having the fractional share redeemed by BancorpSouth in exchange for the cash actually distributed instead of the fractional share, with such redemption qualifying as an exchange under Section 302 of the Internal Revenue Code. Accordingly, such holders will generally recognize gain or loss equal to the difference between the tax basis of the holder’s City Bancorp common stock allocable to that fractional share and the amount of cash received. The gain or loss generally will be capital gain or loss, and long-term capital gain or loss if the City Bancorp common stock exchanged has been held for more than one year as a capital asset at the effective time of the merger.

Backup Withholding

A holder of City Bancorp common stock may be subject, under certain circumstances, to backup withholding at a rate of 28% with respect to the amount of cash, if any, received in the merger, including cash received instead of fractional shares of BancorpSouth common stock, unless the holder provides proof of an applicable exemption satisfactory to BancorpSouth and the exchange agent or furnishes its correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, so long as the required information is furnished to the IRS.

Reporting Requirements

A holder who receives BancorpSouth common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with its U.S. federal income tax returns for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

The preceding summary does not purport to be a complete analysis or discussion of all potential tax effects relevant to the merger. Accordingly, City Bancorp shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, foreign and other tax laws and the effect of any proposed changes in the tax laws.

Retirement Plans

The Signature Bank 401(k) Profit Sharing Plan currently owns 7,135 shares of City Bancorp common stock. This plan has been terminated, and trust assets are being liquidated. City Bancorp will provide separate disclosure to the plan participants describing the tax consequences of plan distributions. Each plan participant has the right to direct the vote on the merger agreement with respect to the plan participant’s shares held by the plan.

It is anticipated that City Bancorp will terminate The Signature Bank Employees 401(k) Plan immediately prior to the merger. Upon termination of the plan, the retirement accounts of the plan participants will be, at the direction of each participant, either distributed directly to the participant or rolled over to another retirement plan or an individual retirement account. These distributions upon termination of the plan will have specific tax consequences to the plan participants. Accordingly, City Bancorp will provide separate disclosure to the plan participants describing these tax consequences.

Equity Incentive Plans

As of January 1, 2007, City Bancorp no longer sponsors an employee stock purchase plan. The City Bancorp Stock Purchase Plan and the City Bancorp 2005 Stock Purchase Plan have both been terminated.

Various employees, officers, and directors of City Bancorp and The Signature Bank have been granted options to purchase City Bancorp common stock under the following option plans: the City Bancorp Incentive Stock Option Plan, the City Bancorp 2001 Incentive Stock Option Plan, the City Bancorp 2000 Incentive Stock Option Plan, and the Employee Incentive Stock Option Plan. The options granted under these option plans, except for those granted under the City Bancorp Incentive Stock Option Plan, are incentive stock options as described in Section 422 of the Internal Revenue Code and are fully vested as a result of a prior corporate transaction. The options granted under the City Bancorp Incentive Stock Option Plan do not qualify for tax treatment as incentive stock options under Section 422 of the Internal Revenue Code and will become fully vested as a result of this merger.

At the effective time of the merger, each outstanding option to purchase shares of City Bancorp common stock shall, by virtue of the merger and without further action by the holder of such option, be converted into an option to purchase shares of BancorpSouth common stock. The amount of BancorpSouth common stock subject to each option will be equal to the number of whole shares that the holder of the option would have received if the option were exercised in full immediately prior to the effective time of the merger and the holder had elected to receive merger consideration for such option shares only in the form of BancorpSouth common stock. Any fractional shares will be rounded to the nearest whole share. The exercise price for the converted options will be equal to the aggregate exercise price for the shares of City Bancorp common stock otherwise purchasable under the City Bancorp option divided by the number of shares of BancorpSouth common stock issuable under the converted option. This option conversion formula will be adjusted, if necessary, for tax-related adjustments in order to comply with Section 424(a) of the Internal Revenue Code.

Shareholders Dissenters’ Rights

City Bancorp is a corporation organized under the laws of the State of Missouri and its principal place of business is in the State of Missouri. Each record holder of City Bancorp common stock will be entitled to pursue dissenters’ rights as a result of the merger pursuant to Section 351.455 of the General and Business Corporation Law of Missouri. If you have a beneficial interest in shares of City Bancorp common stock that are held of record in the name of another person, such as a broker or nominee, you must submit to City Bancorp the record shareholder’s written consent to the dissent not later than the time you assert dissenters’ rights.

The following discussion is not a complete statement of the law pertaining to dissenters’ rights under the General and Business Corporation Law of Missouri. If you wish to exercise dissenters’ rights, or wish to preserve your right to do so, you should review Section 351.455 of the General and Business Corporation Law of Missouri, the text of which is attached as Annex B to this Proxy Statement/Prospectus, and the following discussion carefully.

The availability of dissenters’ rights is conditioned upon full compliance with a complicated procedure set forth in the General and Business Corporation Law of Missouri. Failure to timely and properly comply with the procedures specified will result in the complete loss of dissenters’ rights. Accordingly, if you wish to dissent from the merger and demand the fair value of your City Bancorp common stock in cash, you should consult with your own legal counsel.

Procedure for the Exercise of Dissenters’ Rights

In order to be eligible to exercise the right to dissent, you must:

•	own City Bancorp stock as of the record date for the meeting of shareholders at which the merger agreement is submitted to a vote;

•	file with City Bancorp before or at such meeting a written objection to such merger agreement;

•	not vote your shares of City Bancorp common stock in favor of the merger agreement; and

•	make a written demand on BancorpSouth within 20 days after the merger is effected for payment of the fair value of your shares as of the day before the date on which the vote was taken approving the merger agreement.

Any written notice of intent to dissent with respect to the merger should be sent to: City Bancorp, 4039 S. Kansas Expressway, Springfield, Missouri 65807, Attention: David A. Kunze, Chairman and Chief Executive Officer. Any written demand on BancorpSouth should be sent to: BancorpSouth, Inc., One Mississippi Plaza, 201 South Spring Street, Tupelo, Mississippi 38804, Attention: Cathy S. Freeman, Corporate Secretary. A vote against the merger agreement alone will not satisfy the requirements for compliance with Section 351.455 of the General and Business Corporation Law of Missouri. A shareholder of City Bancorp who wishes to dissent from the merger must, as an initial matter, comply with all of the conditions listed above.

Any shareholder who (i) fails to file a written objection with City Bancorp prior to or at the meeting of shareholders; (ii) votes in favor of the merger agreement; or (iii) fails to make a written demand on BancorpSouth within the 20-day period will be conclusively presumed to have consented to the merger agreement and will be bound by the terms of the merger agreement, will not be deemed to be a dissenting shareholder, and will receive the merger consideration provided for in the merger agreement.

Procedure for Payment or Offer of Payment

If, within 30 days after the date on which the merger was effected, the value of such shares is agreed upon between the dissenting shareholder and BancorpSouth, payment for those shares shall be made within 90 days after the date on which the merger was effected, upon the surrender of the dissenting shareholder’s certificates representing such shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in BancorpSouth.

Judicial Appraisal of Shares

If, within 30 days after the date on which the merger was effected, the dissenting shareholder and BancorpSouth do not agree on the value of the shares, then the dissenting shareholder may, within 60 days after the expiration of the 30-day period, file a petition in any court within the county in which the registered office of BancorpSouth is situated, asking for a finding and determination of the fair value of such shares. The dissenting shareholder shall be entitled to judgment against BancorpSouth for the amount of such fair value as of the day prior to the date on which such vote was taken approving the merger agreement, together with interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to BancorpSouth of the certificate or certificates representing such shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares or in

BancorpSouth. Such shares may be held and disposed of by BancorpSouth as it sees fit. Unless the dissenting shareholder files a petition within the 60-day period, the dissenting shareholder and all persons claiming under such shareholder shall be conclusively presumed to have approved and ratified the merger agreement and shall be bound by its terms.

Interests of Certain Persons in the Merger

Certain members of management and the board of directors of City Bancorp may be deemed to have interests in the merger that are in addition to their interests as City Bancorp shareholders generally. City Bancorp’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement.

The executive officers and directors of City Bancorp hold approximately 7,135 shares of City Bancorp common stock in The Signature Bank 401(k) Profit Sharing Plan.

In connection with the merger and in consideration for their willingness to (i) enter into amended and restated employment agreements, (ii) apply their existing experience, skills and knowledge in continued employment with The Signature Bank, (iii) abide by the applicable noncompetition and nonsolicitation covenants set forth in the amended and restated employment agreements and (iv) terminate their existing employment agreements with The Signature Bank, each of Messrs. David A. Kunze and Robert Fulp will receive payments in connection with the merger. Mr. Kunze will receive a payment of $900,000 upon the consummation of the merger and payments of $400,000 and $202,475 following the first and second year of continued employment, respectively. Mr. Kunze will also receive an award of restricted stock units representing approximately 10,000 shares of BancorpSouth stock that will vest over three years. Mr. Fulp will receive a payment of $500,000 upon the consummation of the merger and a payment of $226,000 following the first year of continued employment. Each of Messrs. David A. Kunze, Robert Fulp, Randy Johnson, James Kratzer, Ted Hamilton, Mike Lawson, Dan Derges, Dave Montgomery, Aaron Jernigen, Patrick Bowen and Jon Hustedt has entered into an amended and restated employment agreement with The Signature Bank. Nadia Cavner has executed an amendment to her existing employment agreement with City Bancorp and will have 22,916.67 shares of City Bancorp restricted stock vest upon consummation of the merger. BancorpSouth will continue to honor Ben A. Parnell’s existing employment agreement until it expires by its own terms on April 30, 2007.

Executive officers and directors of City Bancorp will receive shares of BancorpSouth common stock in the merger on the same basis as other City Bancorp shareholders. The following chart shows the number and percentage of shares of BancorpSouth common stock that may be issued to executive officers, directors and holders of more than five percent of City Bancorp common stock in the merger based on ownership as of the record date:

Beneficial ownership(1) by executive officers, directors and holders of more than five percent of City Bancorp common stock, and their affiliates, as of January 16, 2007	1,336,817
Percentage of such beneficial ownership with respect to all issued and outstanding shares of City Bancorp common stock	26.07
Maximum number of shares of BancorpSouth common stock to be received in the merger(2) (based on such beneficial ownership)	1,992,926
Percentage of such maximum number of shares with respect to the maximum number of all shares of BancorpSouth common stock to be received in the merger	52.15%

(1)	Includes all stock options that will become exercisable as a result of the merger.

(2)	Assuming the maximum share exchange ratio of 1.4908 and assuming elections to receive all BancorpSouth common stock as merger consideration.

Officers and directors of City Bancorp have certain interests under the merger agreement regarding indemnification following the merger. See “THE MERGER AGREEMENT — Indemnification.”

Comparison of Rights of Shareholders

At the effective time of the merger, City Bancorp shareholders who receive shares of BancorpSouth common stock will automatically become BancorpSouth shareholders. BancorpSouth is a Mississippi corporation governed by provisions of the Mississippi Business Corporation Act and BancorpSouth’s restated articles of incorporation, as amended, and amended and restated bylaws, as amended. City Bancorp is a Missouri corporation governed by provisions of the General and Business Corporation Law of Missouri, and City Bancorp’s amended articles of incorporation and amended and restated bylaws. See “COMPARISON OF RIGHTS OF SHAREHOLDERS.”

Restrictions on Resales by Affiliates

The shares of BancorpSouth common stock issuable to City Bancorp shareholders upon completion of the merger have been registered under the Securities Act of 1933. These shares may be traded freely without restriction by those shareholders who are not deemed to be “affiliates” of City Bancorp or BancorpSouth, as that term is defined in SEC rules under the Securities Act. An “affiliate” of a company generally includes its executive officers, directors and holders of 10% or more of the company’s voting stock.

Shares of BancorpSouth common stock received by those City Bancorp shareholders who are deemed to be affiliates of City Bancorp at the time of the City Bancorp special meeting may be resold without registration under the Securities Act of 1933 only as permitted by Rule 145 under the Securities Act. Under Rule 145, during the one-year period following completion of the merger, affiliates of City Bancorp may sell shares of BancorpSouth common stock received by them in the merger subject to limitations on the number of shares that may be sold during any three-month period and the manner in which the shares may be sold, including the use of a broker and non-solicitation of a buyer. Affiliates of City Bancorp at the time of the City Bancorp special meeting who are not affiliates of BancorpSouth may sell their shares of BancorpSouth common stock acquired in connection with the merger without registration under the Securities Act of 1933 after one year following completion of the merger so long as BancorpSouth maintains current public information and after two years following completion of the merger without any restrictions under Rule 145.

City Bancorp has agreed in the merger agreement to use its reasonable best efforts to cause each person who is an affiliate of City Bancorp, for purposes of Rule 145 under the Securities Act, to deliver to BancorpSouth a written agreement intended to ensure compliance with the Securities Act.

Source of Funds for Cash Portion of Merger Consideration

BancorpSouth intends to pay the cash portion of the merger consideration to the City Bancorp shareholders from funds available to BancorpSouth at closing. BancorpSouth currently intends these funds to be comprised of available cash that will be distributed from BancorpSouth Bank to BancorpSouth in accordance with a previously declared dividend.

THE MERGER AGREEMENT

The following summary of certain terms and provisions of the merger agreement is qualified in its entirety by reference to the merger agreement, which is incorporated into this Proxy Statement/Prospectus by reference and, with the exception of exhibits and schedules to the merger agreement, is attached as Annex A to this Proxy Statement/Prospectus.

The merger agreement contains representations and warranties BancorpSouth and City Bancorp made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that BancorpSouth and City Bancorp have exchanged in connection with signing the merger agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should keep in mind that the representations and warranties are modified in important part by the underlying disclosure schedules. Neither BancorpSouth nor City Bancorp believes that the disclosure schedules contain information that the securities laws require either or both of them to publicly disclose except as discussed in this Proxy Statement/Prospectus. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, and this information may or may not be fully reflected in the companies’ public disclosures.

Terms of the Merger

Upon completion of the merger, City Bancorp will merge with and into BancorpSouth, the separate corporate existence of City Bancorp will cease and BancorpSouth will be the surviving corporation. As a result of the merger, City Bancorp’s subsidiary bank, The Signature Bank, will become a wholly owned subsidiary of BancorpSouth. BancorpSouth will continue to exist as a Mississippi corporation. Subject to the satisfaction or waiver of certain conditions set forth in the merger agreement, the merger will become effective upon the filing of a certificate of merger in the offices of the Secretary of State of the State of Missouri and the offices of the Secretary of State of the State of Mississippi in accordance with the General and Business Corporation Law of Missouri and the Mississippi Business Corporation Act. See “THE MERGER AGREEMENT — Conditions to the Merger.”

The merger will have the effects set forth in Section 79-4-11.07 of the Mississippi Business Corporation Act, and Section 351.458 of the General and Business Corporation Law of Missouri.

BancorpSouth’s restated articles of incorporation, as amended, and amended and restated bylaws, as amended, as in effect upon completion of the merger will be those of the surviving corporation.

At the effective time of the merger, automatically by virtue of the merger and without any action on the part of any party or shareholder, shares of City Bancorp common stock outstanding immediately prior to the effective time (other than dissenting shares and shares held by City Bancorp and BancorpSouth or shares held in trust or a managed account or otherwise in a fiduciary capacity or in respect of a previously contracted debt) will become and be converted into the right to receive, at the election of the holder of such share, either:

•	a cash payment of $34.08; or

•	between 1.2198 and 1.4908 shares of BancorpSouth common stock, depending on the average closing price of BancorpSouth common stock for the 10 trading days ending on the date on which the last consent of applicable federal and state regulatory authorities is received.

If you hold more than one share of City Bancorp common stock, you may elect a combination of stock and cash consideration. Regardless of your election, you may receive a combination of cash and shares of BancorpSouth common stock that is different than what you may have elected, depending on the elections made by other City Bancorp shareholders.

With respect to an election to receive stock consideration, for each share of City Bancorp common stock you own, you will receive between, 1.2198 shares of BancorpSouth common stock (if the 10-day average closing price is $27.94 or greater), and 1.4908 shares of BancorpSouth common stock (if the 10-day average closing price is $22.86 or less). If the 10-day average closing price is between $22.86 and $27.94, the exchange ratio will be proportionately adjusted between 1.2198 and 1.4908 based on the 10-day average closing price of BancorpSouth common stock computed as described above.

BancorpSouth will not issue any fractional shares of BancorpSouth common stock to City Bancorp shareholders. Instead, a City Bancorp shareholder who receives any shares of BancorpSouth common stock as consideration in the merger will receive cash equal to the product of (i) the per share closing price on the New York Stock Exchange of BancorpSouth common stock on the closing date, times (ii) the fraction of a share of BancorpSouth common stock to which the shareholder otherwise would be entitled.

BancorpSouth expects the market price of BancorpSouth common stock to fluctuate as a result of market factors beyond its control between the date of this Proxy Statement/Prospectus and the date on which the merger is completed and thereafter. Because the market price of BancorpSouth common stock is expected to fluctuate and the exchange ratio may also fluctuate, the implied market value of BancorpSouth common stock that City Bancorp shareholders may receive in the merger may increase or decrease prior to completion of the merger. For further information concerning the historical market prices of BancorpSouth common stock and City Bancorp common stock, see “PRICE RANGE OF COMMON STOCK AND DIVIDENDS.” BancorpSouth cannot assure you that the market price of BancorpSouth common stock will not decrease before or after the merger.

The following table shows the implied value of the stock consideration into which one share of City Bancorp common stock would be converted in the merger at various hypothetical 10-day average closing prices of BancorpSouth common stock:

		Implied Value per Share of
10-Day Average Closing Price of BancorpSouth Common Stock	Exchange Ratio	City Bancorp Common Stock

$20.50	1.4908	$30.56
21.00	1.4908	31.31
21.50	1.4908	32.05
22.00	1.4908	32.80
22.50	1.4908	33.54
$22.86	1.4908	$34.08
23.00	1.4817	34.08
23.50	1.4502	34.08
24.00	1.4200	34.08
24.50	1.3910	34.08
25.00	1.3632	34.08
25.50	1.3365	34.08
26.00	1.3108	34.08
26.50	1.2860	34.08
27.00	1.2662	34.08
27.50	1.2393	34.08
$27.94	1.2198	$34.08
28.00	1.2198	34.15
28.50	1.2198	34.76
29.00	1.2198	35.37
29.50	1.2198	35.98
30.00	1.2198	36.59

At the effective time of the merger, all shares of City Bancorp common stock held by City Bancorp or BancorpSouth or any of their respective subsidiaries, other than shares held in a fiduciary capacity or in connection with a debt previously contracted, will be canceled and will cease to exist, and no BancorpSouth common stock or other consideration will be delivered in exchange for such shares. Also at the effective time of the merger, all shares of BancorpSouth common stock held by City Bancorp or its subsidiary bank, other than shares held in a fiduciary capacity or in connection with a debt previously contracted, will become authorized but unissued shares of BancorpSouth and all other shares of BancorpSouth common stock outstanding as of the effective time of the merger will remain outstanding.

At the effective time of the merger, City Bancorp shareholders, other than those who perfect dissenters’ rights, will have no further rights as City Bancorp shareholders, other than to receive the consideration to be issued to them in the merger. After the effective time of the merger, there will be no transfers on City Bancorp’s stock transfer books of shares of City Bancorp common stock. If, after the effective time, stock certificates representing shares of City Bancorp common stock are presented for transfer to Computershare Trust Company, N.A., the exchange agent for the merger, they will be canceled and exchanged for certificates representing shares of BancorpSouth common stock and/or cash as provided in the merger agreement.

If, prior to the merger, shares of BancorpSouth common stock are changed into a different number or class of shares as a result of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend is declared on the shares of BancorpSouth common stock with a record date prior to the merger, the exchange ratio and merger consideration will be adjusted to result in the same aggregate consideration being delivered to City Bancorp shareholders as would have been received had no such event occurred.

At the effective time of the merger, persons who are BancorpSouth shareholders immediately prior to the merger will own more than 95% of the outstanding shares of common stock of the combined company and persons who are City Bancorp shareholders immediately prior to the merger will own less than 5% of the outstanding shares of common stock of the combined company.

Cash or Stock Election

Each shareholder of City Bancorp has the opportunity to elect the type of consideration to be received for such shareholder’s shares of City Bancorp common stock in the merger — cash, shares of BancorpSouth common stock or a combination of both. All elections by City Bancorp shareholders are subject to the allocation and proration procedures described in the merger agreement. These procedures are intended to ensure that in the aggregate 50% of the outstanding shares of City Bancorp common stock will be converted into the right to receive BancorpSouth common stock and the remaining shares of City Bancorp common stock will be converted into the right to receive cash.

It is unlikely that elections will be made in the exact proportions required in the merger agreement. As a result, the merger agreement describes procedures to be followed if City Bancorp shareholders in the aggregate elect to receive more or less of BancorpSouth common stock than BancorpSouth has agreed to issue. These procedures are summarized below.

•	If BancorpSouth Common Stock is Oversubscribed: If City Bancorp shareholders elect to receive in the aggregate more shares of BancorpSouth common stock than the number that BancorpSouth has agreed to issue in the merger, then all City Bancorp shareholders who have elected to receive cash or who have made no election will receive cash for their shares of City Bancorp common stock and all shareholders who elected to receive BancorpSouth common stock will receive a pro rata portion of the available shares of BancorpSouth common stock plus cash for those shares not converted into shares of BancorpSouth common stock.

•	If BancorpSouth Common Stock is Undersubscribed: If City Bancorp shareholders elect to receive in the aggregate fewer shares of BancorpSouth common stock than the number that BancorpSouth has agreed to issue in the merger, and

(1) this shortfall is less than or equal to the number of shares of City Bancorp common stock to which City Bancorp shareholders have made no election times the exchange ratio, then all City Bancorp shareholders who have elected to receive BancorpSouth common stock will receive BancorpSouth common stock, all City Bancorp shareholders who have elected to receive cash will receive cash and all City Bancorp shareholders who made no election will receive a pro rata portion of the remaining shares of BancorpSouth common stock to be issued in the merger plus cash for those shares not converted into shares of BancorpSouth common stock; or

(2) this shortfall is greater than the number of shares of City Bancorp common stock as to which City Bancorp shareholders have made no election times the exchange ratio, then all City Bancorp shareholders who have elected to receive BancorpSouth common stock or who have made no election will receive only BancorpSouth common stock and all City Bancorp shareholders who have elected to receive cash will receive a pro rata portion of the remaining shares of BancorpSouth common stock to be issued in the merger plus cash consideration for those shares not converted into shares of BancorpSouth common stock.

Neither City Bancorp nor BancorpSouth is making any recommendation as to whether City Bancorp shareholders should elect to receive cash or BancorpSouth common stock in the merger. Each City Bancorp shareholder must make his or her own decision with respect to such election.

No guarantee can be made that you will receive the amounts of cash or stock you elect. As a result of the allocation procedures outlined in this document and in the merger agreement, you may receive BancorpSouth common stock or cash in amounts that vary from the amounts you elect to receive.

Election Procedures; Surrender of Stock Certificates

If you are a record holder of City Bancorp common stock, an election form and letter of transmittal should have been provided to you with this Proxy Statement/Prospectus. The election form will entitle you to elect to receive BancorpSouth common stock, cash or a combination of cash and BancorpSouth common stock, or to make no election with respect to the merger consideration that you wish to receive.

To make a valid election, you must submit a properly completed election form to Computershare Trust Company, N.A., which will be acting as the exchange agent, on or before 5:00 p.m., Central Time, on the 10th business day immediately following the meeting of shareholders (February 28, 2007) of City Bancorp to vote on the merger agreement. Computershare will act as exchange agent in the merger and in that role will process the exchange of City Bancorp common stock certificates for BancorpSouth common stock and/or cash. As soon as practicable after the election deadline, the exchange agent will allocate shares of BancorpSouth common stock and cash among City Bancorp shareholders, consistent with their elections and the allocation and proration procedures. Please do not forward your City Bancorp stock certificates, election form and letter of transmittal with your proxy card. Stock certificates, election forms and letters of transmittal should be returned in the brown postage-paid business reply envelope to the exchange agent in accordance with the instructions contained in the election form.

An election form will be deemed properly completed only if accompanied by stock certificates representing all shares of City Bancorp common stock covered by the election form (or an appropriate guarantee of delivery) together with duly executed transmittal materials included with the election form. You may change your election at any time prior to the election deadline by written notice accompanied by a properly completed and signed, revised election form received by the exchange agent prior to the election deadline. You may revoke your election by written notice received by the exchange agent prior to the election deadline. All elections will be revoked, and share certificates returned, automatically if the merger agreement is terminated. If you have a preference for receiving either BancorpSouth common stock and/or cash for your City Bancorp common stock, you should complete and return the election form. If you do not make an election, you will be allocated BancorpSouth common stock and/or cash depending on the elections made by other City Bancorp shareholders.

City Bancorp shareholders who do not submit a properly completed election form or who revoke their election form prior to the election deadline will have their shares of City Bancorp common stock designated as shares for which no election has been made.

City Bancorp shareholders who hold their shares of common stock in “street name” through a bank, broker or other financial institution, and who wish to make an election, should seek instructions from the institution holding their shares of City Bancorp common stock concerning how to make the election.

BancorpSouth will deposit with the exchange agent the shares representing BancorpSouth’s common stock and cash to be issued to City Bancorp shareholders in exchange for their shares of City Bancorp common stock, less the amount of shares of BancorpSouth common stock and cash put into escrow, as described below. Upon surrendering his or her certificate(s) representing shares of City Bancorp common stock, together with the signed letter of transmittal, the City Bancorp shareholder will be entitled to receive on closing of the merger, as applicable:

•	certificate(s) representing a number of whole shares of BancorpSouth common stock (if any) determined in accordance with the exchange ratio;

•	a check representing the amount of cash (if any) to which such holder is entitled; and

•	a check representing the amount of cash in lieu of fractional shares, if any.

Until you surrender your City Bancorp stock certificates for exchange, you will not be paid dividends or other distributions declared after the merger to which you are entitled with respect to any BancorpSouth common stock into which your shares have been exchanged. No interest will be paid or accrued to City Bancorp shareholders on the cash consideration, cash in lieu of fractional shares or unpaid dividends and distributions, if any. After the completion of the merger, there will be no further transfers of City Bancorp common stock. City Bancorp stock certificates presented for transfer will be canceled and exchanged for the merger consideration.

If any of your stock certificates representing City Bancorp common stock have been lost, stolen or destroyed, BancorpSouth may require you to give an affidavit and/or post a bond in an amount that is customarily required by BancorpSouth or the exchange agent as indemnity against any claim that may be made with respect to your City Bancorp stock certificate(s). Upon making such affidavit and/or posting such bond, the exchange agent will issue the consideration due under the merger agreement.

If any stock certificate representing shares of BancorpSouth’s common stock is to be issued in a name other than that in which the stock certificate for shares of City Bancorp common stock surrendered in exchange is registered, it will be a condition of issuance or payment that the stock certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

•	pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a stock certificate representing shares of BancorpSouth common stock in any name other than the registered holder of the stock certificate surrendered; or

•	establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the cash or shares of BancorpSouth common stock made available to the exchange agent that remains unclaimed by City Bancorp shareholders for 12 months after the effective time of the merger will be returned to BancorpSouth. Following the 12-month period after the effective time, any City Bancorp shareholder who has not exchanged shares of City Bancorp common stock for the merger consideration in accordance with the merger agreement may look only to BancorpSouth for payment of the merger consideration for those shares and any unpaid dividends or distributions. Nonetheless, BancorpSouth, City Bancorp, the exchange agent or any other person will not be liable to any City Bancorp shareholder for any amount of the unclaimed merger consideration properly delivered to a public official under applicable abandoned property, escheat or similar laws.

Treatment of Stock Options

At the effective time of the merger, each outstanding and unexercised option to purchase shares of City Bancorp common stock granted by City Bancorp will, by virtue of the merger, cease to represent a right to acquire shares of City Bancorp common stock and will become an option to purchase shares of BancorpSouth common stock. The number of shares of BancorpSouth common stock to be subject to the new option will be equal to the number of whole shares of BancorpSouth common stock to which the holder of the City Bancorp option would have been entitled if the City Bancorp option had been exercised in full immediately prior to the effective time and the holder had elected to receive only shares of BancorpSouth common stock as merger consideration. The exercise price per share of the BancorpSouth common stock under the new option will be equal to the aggregate exercise price for the shares of City Bancorp common stock otherwise purchasable under the City Bancorp option divided by the number of shares of BancorpSouth common stock issuable under the new option as provided above. The new options will be subject to the same terms and conditions, including expiration date and exercise provisions, and provide the same rights as were applicable to the corresponding City Bancorp stock options immediately prior to the effective time except that the options that have not previously vested shall automatically vest at the effective time of the merger.

Representations and Warranties

The merger agreement contains a number of representations and warranties by City Bancorp and BancorpSouth regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things, representations as to:

•	the organization, existence, corporate power and authority and capitalization of each company and their respective subsidiaries;

•	the absence of conflicts with and violations of law and various documents, contracts and agreements;

•	the consents or approvals of or filings or registrations with any governmental authority or third party necessary in connection with the consummation of the merger;

•	the filing of all reports, registrations and statements with applicable regulatory agencies;

•	the accuracy of reports and financial statements provided to the other company;

•	the absence of any event or circumstance which is reasonably likely to have a material adverse effect;

•	the accuracy of information relating to each respective company contained in this Proxy Statement/Prospectus;

•	required approvals for the merger;

•	the absence of materially adverse litigation;

•	compliance with applicable laws;

•	the adequacy and efficacy of insurance coverage;

•	ownership of properties and assets; and

•	qualification of the merger under Section 368(a) of the Internal Revenue Code.

The merger agreement also contains a number of additional representations and warranties solely by City Bancorp regarding aspects of its business, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things, representations as to:

•	the absence of any broker’s or finder’s fees, other than consulting fees to be paid to Stifel Nicolaus, due in connection with the merger;

•	the timely filing and accuracy of tax returns and timely payment of taxes due and owing;

•	the operation of all employee benefit plans in accordance with applicable law and the compensation and other information related to the current employees;

•	the existence, performance and legal effect of certain contracts;

•	the absence of certain agreements with regulatory agencies;

•	the absence of any anti-takeover laws to which City Bancorp or the merger is subject;

•	compliance with applicable environmental laws;

•	loan portfolio matters;

•	the absence of any loan or other credit that would have violated Section 13(k) of the Securities Exchange Act of 1934;

•	the absence of any termination of a banking relationship by a customer that would have a material adverse effect on City Bancorp;

•	the accuracy of certain books and records;

•	each registered representative of a broker-dealer firm that is a member of the National Association of Securities Dealers, Inc. and also an employee of City Bancorp or any of its subsidiaries being duly registered, licensed or qualified as a registered representative and in compliance with all laws and regulations of all jurisdictions in which he or she is required to be so registered;

•	good title to all securities and commodities owned (except those sold under repurchase agreements or held in any fiduciary or agency capacity); and

•	the absence in the merger agreement of any untrue statement of material fact or an omission of a material fact necessary to make the statements contained in the merger agreement not misleading.

All representations, warranties and covenants of the parties, other than the covenants in specified sections which relate to continuing matters, terminate upon the closing of the merger.

Conduct of Business Prior to the Merger and Other Covenants

In the merger agreement, City Bancorp and BancorpSouth agreed that, except as expressly contemplated or permitted by the merger agreement or with the prior written consent of the other party, each will carry on its respective business in the ordinary course consistent with past practice. Each of the parties also agreed to refrain from engaging in, or permitting its subsidiaries to engage in, certain activities which are described in the merger agreement.

City Bancorp has agreed to refrain from (unless consented to by BancorpSouth), among other things:

•	declaring or paying any dividends on, or making other distributions in respect of, any of its capital stock during any period, other than a dividend by a subsidiary of City Bancorp to City Bancorp; provided, however that City Bancorp may declare and pay regular annual cash dividends in accordance with its past practice not in excess of 30% of its net income as of the end of the most recent calendar year and may declare and pay pro rata dividends as of the closing date, calculated based on 30% of net income for the previous calendar year, divided by the number of full months that have elapsed in the calendar year in which the closing occurs;

•	(i) repurchasing, redeeming or otherwise acquiring, with certain exceptions, any shares of the capital stock of City Bancorp or any subsidiary of City Bancorp, or any securities convertible into or exercisable for any shares of the capital stock of City Bancorp or any subsidiary of City Bancorp, (ii) splitting, combining or reclassifying any shares of City Bancorp’s capital stock, or issuing or authorizing or proposing the issuance of any other securities to replace shares of City Bancorp’s capital stock, or (iii) issuing, delivering or selling, or authorizing or proposing the issuance, delivery or sale of, any shares of City Bancorp’s capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, with certain exceptions;

•	amending its charter or bylaws;

•	soliciting, initiating, facilitating, entertaining, accepting or participating in any discussions relating to any business combination involving it or any offer to acquire all or a substantial portion of its assets;

•	making capital expenditures, with certain exceptions, in excess of $600,000 in the aggregate;

•	entering into any new line of business;

•	engaging in an acquisition of another business or assets which would be material, or which could reasonably be expected to delay the merger;

•	taking any action intended or reasonably expected to result in any of its representations and warranties in the merger agreement being or becoming untrue, or in any of the conditions to the merger set forth in the merger agreement not being satisfied;

•	changing its methods of accounting in effect at December 31, 2005, except as required by changes in U.S. generally accepted accounting principles or regulatory accounting principles;

•	except as provided otherwise in the merger agreement, (i) adopting, amending or terminating any employee benefit plan or any agreement, plan or policy with one or more of its current or former directors, officers or employees, (ii) except in the ordinary course of business, increasing in any manner the cash compensation or fringe benefits of any director, officer or employee or paying any benefit not required by any employee plan or agreement as in effect as of the date of the merger agreement, and (iii) granting or awarding any stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares;

•	encumbering or disposing of any of its material assets or properties other than in the ordinary course of business consistent with past practice;

•	incurring any indebtedness other than in the ordinary course of business consistent with past practice;

•	filing any application to relocate or terminate the operations of any of its or its subsidiaries’ banking offices;

•	entering into, amending or terminating any contract, agreement or lease for goods, services or office space to which it is a party or by which it or its properties is bound involving aggregate payment obligations in excess of $100,000, other than the renewal in the ordinary course of business of any lease which expires prior to the effective time of the merger;

•	taking any action or entering into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any required regulatory approval; or

•	entering or committing to enter into any new loans outside the ordinary course of business or in an original principal amount in excess of $2 million or renewing or committing to renew any existing loans in a principal amount in excess of $2 million, or any new loans subject to the requirements of Regulation O of the Federal Reserve Board, 12 C.F.R. §215, in excess of $200,000.

BancorpSouth has agreed to refrain from (unless consented to by City Bancorp), among other things:

•	taking any action intended or reasonably expected to result in any of its representations and warranties in the merger agreement being or becoming untrue, or in any of the conditions to the merger set forth in the merger agreement not being satisfied;

•	taking any action that could reasonably be expected to jeopardize the receipt of any required regulatory approval; or

•	changing its methods of accounting in effect at December 31, 2005, except as required by changes in U.S. generally accepted accounting principles or regulatory accounting principles.

The merger agreement also contains certain other agreements relating to the conduct of the parties prior to the merger, including, among other things, those requiring each party to:

•	apply for and obtain all consents and approvals required to complete the merger;

•	take all actions required to comply with any legal requirements to complete the merger;

•	use reasonable best efforts not to take any action that would reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	use reasonable best efforts to cause BancorpSouth to succeed to City Bancorp’s rights, interests and obligations pursuant to the indentures, dated as of September 25, 2003 and December 21, 2004, regarding certain floating rate junior subordinated debt securities.

City Bancorp has agreed to call and hold a special meeting of its shareholders and, through its board of directors, to recommend the merger agreement for approval to its shareholders (if and to the extent it reasonably believes such action is consistent with the fulfillment of its fiduciary duties). City Bancorp has also agreed to:

•	use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” of City Bancorp for purposes of Rule 145 under the Securities Act of 1933 to deliver to BancorpSouth a written agreement intended to ensure compliance with the Securities Act;

•	use its reasonable best efforts to obtain all third-party consents required under certain of its contracts;

•	afford BancorpSouth and its representatives access during normal business hours to all information concerning its business, properties and personnel as BancorpSouth may reasonably request;

•	freeze, amend, spin-off, merge or take other action with respect to any employee plans as may be requested by BancorpSouth;

•	obtain the consent of all option holders to the conversion of the City Bancorp options into new BancorpSouth options; and

•	give prompt notice of any event or circumstance that could cause any representation or warranty to be false or misleading in any material respect or that may cause any condition to the merger not to be satisfied as of the closing date of the merger.

BancorpSouth has agreed to:

•	cause the employees of City Bancorp to be eligible to participate in BancorpSouth’s employee benefit plans to the same extent as similarly situated employees of BancorpSouth participate;

•	cause the shares of BancorpSouth common stock to be issued in the merger to be approved for listing on the New York Stock Exchange; and

•	give prompt notice of any event or circumstance that could cause any representation or warranty to be false or misleading in any material respect or that may cause any condition to the merger not to be satisfied as of the closing date of the merger.

Conditions to the Merger

The obligations of City Bancorp and BancorpSouth to complete the merger are subject to the satisfaction (or waiver, where legally allowed), at or prior to the effective time of the merger, of a number of conditions, which are set forth in the merger agreement. These conditions include:

•	shareholders of City Bancorp approving the merger agreement;

•	the New York Stock Exchange authorizing for listing the shares of BancorpSouth common stock to be issued to City Bancorp shareholders;

•	receipt of all required regulatory approvals and the expiration of any regulatory waiting periods;

•	BancorpSouth’s registration statement on Form S-4 becoming effective under the Securities Act of 1933;

•	the absence of any governmental order, regulation or injunction preventing or restricting completion of the merger;

•	the representations and warranties of each company set forth in the merger agreement being true and correct in all material respects as of the closing date of the merger;

•	the obligations of each company set forth in the merger agreement, to the extent qualified as to materiality or a material adverse effect, being performed in all respects;

•	the absence of any pending proceeding initiated by a governmental entity seeking an injunction;

•	the holders of no more than seven percent of the total outstanding shares of City Bancorp common stock exercising dissenters’ rights with respect to the merger;

•	receipt of opinions of legal counsel to each company that the U.S. federal income tax treatment of the merger generally be as described in this Proxy Statement/Prospectus;

•	If requested by BancorpSouth, BancorpSouth receiving consent from City Bancorp employees for the conversion of City Bancorp options to BancorpSouth options;

•	BancorpSouth receiving executed amended employment agreements in form and substance satisfactory to BancorpSouth from Messrs. David A. Kunze, Robert Fulp, Randy Johnson, James Kratzer, Ted Hamilton, Mike Lawson, Dan Derges, Dave Montgomery, Aaron Jernigen, Patrick Bowen and Jon Hustedt and Ms. Nadia Cavner (said employment agreements have been received by BancorpSouth);

•	City Bancorp amending, modifying or obtaining tail coverage to provide continuing coverage under its existing insurance policies;

•	City Bancorp securing the release of certain liens; and

•	receipt of an executed copy of the escrow agreement.

We cannot guarantee that the required regulatory approvals will be obtained or that all of the other conditions precedent to the merger will be satisfied or, where legally permitted, waived by the party permitted to do so.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the merger agreement by City Bancorp shareholders, as set forth in the merger agreement, by mutual consent of BancorpSouth and City Bancorp. In addition, the merger agreement may generally be terminated by either party if:

•	written notice is provided to the other party 60 days after the date on which a governmental entity has denied, recommended or requested the withdrawal of any application for a required regulatory approval;

•	the merger is not completed on or before June 1, 2007;

•	the City Bancorp shareholders do not approve the merger agreement; or

•	any of the representations or warranties provided by the other party set forth in the merger agreement become materially untrue or incorrect or the other party materially breaches its covenants set forth in the merger agreement, and the materially untrue representation or material breach is not cured within the prescribed time limit.

BancorpSouth may terminate the merger agreement if City Bancorp’s board of directors has failed to recommend the merger agreement to its shareholders or has withdrawn, modified or changed, in a manner adverse to BancorpSouth, its approval and recommendation of the merger agreement.

City Bancorp may terminate the merger agreement if the BancorpSouth stock price falls below a certain value, as provided in the merger agreement, and BancorpSouth does not elect to increase the exchange ratio as provided for in the merger agreement within the prescribed time limit.

In the event of termination of the merger agreement, the merger agreement will become void and have no effect, except with respect to the parties’ obligations regarding confidential information, notices, publicity and expenses as set forth in the merger agreement. Termination also will not relieve or release a breaching party from liability or damages for its willful breach of the merger agreement.

In the event the merger agreement is terminated for certain reasons specified in the merger agreement, City Bancorp must pay $4.5 million in cash to BancorpSouth on demand if City Bancorp pursues discussions or negotiations with another prospective acquiror within nine months after termination of the merger agreement.

Escrow Fund

Approximately $3 million of the merger consideration, half in cash and half in shares of BancorpSouth common stock, will be deposited into escrow with Enterprise Bank & Trust Company at the effective time. This escrow fund will be used to pay judgments, settlements and related legal fees and costs relating to certain outstanding litigation against City Bancorp or any subsidiary of City Bancorp that is a party to this litigation. The funds shall be held in escrow until the final resolution of such litigation, whether by entry of a final unappealable judgment or by final settlement and release of all City Bancorp entities that are parties to such litigation, but in no event longer than seven years. Upon termination of the escrow arrangement, any cash or shares of BancorpSouth common stock remaining in the escrow fund will be disbursed to the former holders of City Bancorp common stock who did not exercise their right to dissent with respect to the merger.

City Bancorp shareholders will not be entitled to vote the shares of BancorpSouth common stock deposited into the escrow fund until such shares are distributed to them unless they affirmatively elect to retain such voting rights. If no election is made, two co-representatives will be appointed to vote such shares pursuant to the terms of the escrow agreement. The escrow agent will not be liable for any of its actions under the escrow agreement except in the event of its gross negligence, willful misconduct or bad faith; and will be indemnified out of the escrow fund for any loss, liability or expense (if not resulting from its gross negligence, willful misconduct or bad faith) reasonably incurred by it arising out of or in connection with the escrow agreement. The market price of BancorpSouth common stock will fluctuate during the period of time the shares are held in escrow and such shares will not be transferable and the cash will not be available until distributed from the escrow account to the former holders of City Bancorp common stock.

Indemnification

BancorpSouth agreed to provide indemnification to the officers and directors of City Bancorp, other than for the litigation that is the subject of the escrow agreement, subject to restrictions imposed by law, after the merger.

Amendment of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by City Bancorp and BancorpSouth by action taken or authorized by their respective boards of directors at any time. After any approval of the merger agreement by City Bancorp shareholders, however, there may not be, without further approval of the City Bancorp shareholders, any amendment of the merger agreement which reduces the amount or changes the form of the consideration due under the merger agreement, other than as contemplated in the merger agreement. The merger agreement may not be amended except by an instrument in writing signed by an authorized representative on behalf of BancorpSouth and City Bancorp.

Waiver

Prior to the merger, BancorpSouth and City Bancorp may extend the time for the performance of any of the obligations or other acts of the other party to the merger agreement, waive any inaccuracies in the representations or warranties of the other party contained in the merger agreement or waive compliance with any of the agreements or conditions of the other party contained in the merger agreement.

Expenses

Each party to the merger agreement will bear all expenses incurred by it in connection with the merger agreement and the merger.

Management and Operations Following the Merger

After the merger, BancorpSouth will be managed by the same board of directors and executive officers as existed prior to the merger. City Bancorp will be merged with and into BancorpSouth. The surviving corporation will operate under the name “BancorpSouth, Inc.” and will continue to engage in the same business as prior to the merger. City Bancorp’s subsidiary bank, The Signature Bank, will, as a result of the merger, become a wholly-owned subsidiary of BancorpSouth, Inc. The Signature Bank will be managed by the same executive officers as existed prior to the merger. James V. Kelley, L. Nash Allen, Jr. and Cathy S. Freeman will join the board of directors of The Signature Bank; otherwise, the board of directors will also remain as it existed prior to the merger.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

BancorpSouth

BancorpSouth common stock is listed on the New York Stock Exchange under the symbol “BXS.” As of January 11, 2007, BancorpSouth common stock was held of record by approximately 9,491 holders. On October 30, 2006, the last full trading day prior to the public announcement of the merger, the closing sales price of BancorpSouth common stock was $25.27 per share. On January 11, 2007, the last practicable trading day before the distribution of this Proxy Statement/Prospectus, the closing sales price of BancorpSouth common stock was $26.72 per share. You should obtain current market quotations for BancorpSouth common stock from a newspaper, the Internet or your broker. The following table sets forth the high and low sale prices for BancorpSouth common stock as reported on the New York Stock Exchange, and cash dividends declared per share of BancorpSouth common stock, for the periods indicated:

	Sale Prices		Cash Dividends
	High	Low	per Share

2006
First Quarter	$24.69	$21.78	$0.19
Second Quarter	27.25	23.60	0.20
Third Quarter	28.60	26.03	0.20
Fourth Quarter	28.32	24.61	0.20
2005
First Quarter	$24.45	$20.29	$0.19
Second Quarter	23.97	19.91	0.19
Third Quarter	25.24	21.38	0.19
Fourth Quarter	23.53	19.93	0.19
2004
First Quarter	$24.09	$21.30	$0.18
Second Quarter	23.00	19.35	0.18
Third Quarter	23.50	20.48	0.18
Fourth Quarter	25.25	22.85	0.19

City Bancorp

There is no established public trading market for shares of City Bancorp common stock, which is inactively traded in private transactions. Therefore, reliable information is not available about the prices at which shares of City Bancorp common stock have been bought and sold. As of January 16, 2007, City Bancorp common stock was held by 305 holders of record. The following table sets forth the cash dividends declared per share of City Bancorp common stock for the periods indicated:

Cash Dividends
per Share

2006
First Quarter	$0.28
Second Quarter	—
Third Quarter	—
Fourth Quarter	—
2005
First Quarter	—
Second Quarter	—
Third Quarter	—
Fourth Quarter	—
2004
First Quarter	—
Second Quarter	—
Third Quarter	—
Fourth Quarter	$0.30

INFORMATION ABOUT BANCORPSOUTH

Important business and financial information about BancorpSouth is incorporated by reference into this Proxy Statement/Prospectus. See the section entitled “WHERE YOU CAN FIND MORE INFORMATION” that begins on page 91 of this Proxy Statement/Prospectus.

INFORMATION ABOUT CITY BANCORP

Business

In June 1997, 17 Springfield, Missouri area businessmen joined together and invested $5.75 million to form Signature Bancshares, Inc., a bank holding company, and its subsidiary, Signature Bank, a state chartered bank. On January 31, 1997, City Bancorp, a bank holding company, was incorporated, along with its subsidiary, The Bank, a state chartered bank.

In 2004, Signature Bancshares, Inc. merged with and into City Bancorp, with City Bancorp as the surviving entity. On July 29, 2004, The Bank merged with and into Signature Bank creating a new entity, The Signature Bank. The Signature Bank is a state chartered bank subject to regulation by the Missouri Division of Finance and the FDIC.

City Bancorp’s principal activity is the ownership and management of its wholly-owned subsidiary, The Signature Bank. The Signature Bank provides a range of retail and commercial banking services, including non-interest bearing and interest-bearing checking, savings and money market accounts, certificates of deposit and NOW accounts as well as commercial real estate, commercial and industrial real estate construction, residential real estate and consumer loans. Through its brokerage and investment services division, The Signature Bank also offers brokerage services.

The Signature Bank has six locations in Springfield, Missouri and a loan production office in St. Louis, Missouri. The Signature Bank has also received permission from the FDIC and the Missouri Division of Finance to open two full service branches in St. Louis, both of which are expected to open in the second quarter of 2007.

Market Price of and Dividends on Common Equity and Related Stockholder Matters

There is no established public trading market for shares of City Bancorp common stock, which is inactively traded in private transactions. Therefore, reliable information is not available about the prices at which shares of City Bancorp common stock have been bought and sold. As of January 16, 2007, City Bancorp common stock was held by 305 holders of record. City Bancorp has generally paid stockholders an annual dividend amount of 30% of annual net income.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

City Bancorp’s assets consist primarily of its investment in The Signature Bank and its primary activities are conducted through The Signature Bank. The Signature Bank vision is attracting and retaining experienced bankers who have a passion for excellence, and increasing the products, services and markets provided to meet the ever-changing financial needs of its customers. The Signature Bank provides a full range of banking services to individual and corporate customers in Springfield, Missouri and is in the process of offering a full range of banking services to individual and corporate customers in St. Louis by establishing two branch offices in St. Louis, Missouri where it currently operates a loan production office. At September 30, 2006, City Bancorp’s consolidated total assets were $850.8 million, its consolidated net loans were $759.7 million, its total deposits were $600.4 million and its total shareholders’ equity was $73.5 million. At September 30, 2005, City Bancorp’s consolidated total assets were $749.6 million, its consolidated net loans were $643.2 million, its total deposits were $555.6 million and its total shareholders’ equity was $65.6 million.

City Bancorp’s results of operations depend primarily on The Signature Bank’s net interest income, which is the difference between the income earned on The Signature Bank’s loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by The Signature Bank’s provision for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of fees and service charges. The Signature Bank’s noninterest expense consists principally of compensation and employee benefits, occupancy, equipment, data processing and other operating expenses. Results of operations are significantly affected by general economic and competitive conditions and changes in interest rates, as well as government policies and actions of regulatory authorities. Additionally, future changes in applicable law, regulations or government policies may materially affect City Bancorp’s results of operations and financial condition.

In 2004, Signature Bancshares, Inc. merged with and into City Bancorp, with City Bancorp surviving the merger. Many of the comparisons between the years ended December 31, 2004 and December 31, 2003 set forth in the analysis below will contain year-to-year differences that directly relate to the 2004 merger.

The accompanying tables and the discussion and financial information are presented to aid in understanding City Bancorp’s financial condition and results of operations.

Critical Accounting Policies and Estimates

The accounting principles followed by City Bancorp and its principal wholly-owned subsidiary, The Signature Bank, are those which are generally practiced within the banking industry. The methods of applying such principles conform to generally accepted accounting principles and have been applied on a consistent basis. The principles which significantly affect the determination of financial position, results of operations, changes in shareholders’ equity and cash flows are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of City Bancorp and The Signature Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Securities

Held-to-maturity securities, which include any security for which City Bancorp has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on a specific-identification method.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs and the allowance for loan losses. Interest income is reported on the interest method. Generally, loans are placed on nonaccrual status at 90 days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that The Signature Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Business Acquisition

On February 29, 2004, Signature Bancshares, Inc. and its subsidiary, Signature Bank, completed a merger with City Bancorp and its subsidiary, The Bank. Signature Bancshares, Inc. was considered to be the acquiror for financial reporting purposes; however, the legal survivor was City Bancorp. Purchase accounting was applied to City Bancorp and its wholly owned subsidiary, The Bank. The results of City Bancorp’s operations have been included in the consolidated financial statements since that date. The two subsidiary banks were subsequently merged together on July 29, 2004, and were renamed The Signature Bank.

Intangible Assets

Intangible assets are being amortized on the straight-line basis over five years. Such assets are periodically evaluated as to the recoverability of their carrying value.

Goodwill

Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statements and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. City Bancorp files consolidated income tax returns with its subsidiary, The Signature Bank.

Change in Accounting Principles

The Financial Accounting Standards Board recently issued Statement No. 123(R), Share-Based Payment, which requires City Bancorp to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of those instruments. City Bancorp began applying this change during the fiscal year ended December 31, 2006.

Results of Operations for the Nine Months Ended September 30, 2006 to the Nine Months Ended September 30, 2005

Net interest income, the difference between interest revenue earned on assets and interest expense paid on liabilities, generates City Bancorp’s largest income source. Net Interest income was $21.9 million for the nine months ended September 30, 2006, compared to $18.1 million for the same period in 2005, representing an increase of $3.8 million or 21%. The improvement in net interest income reflects the increase in the rates and volume of earning assets, offset by the increase in the volume of earning liabilities and higher cost of funds. Interest revenue increased $10.9 million or 36% for the nine months ended September 30, 2006 while average earning assets increased $54.5 million or 8% for the nine months ended September 30, 2006. Interest expense increased $7.0 million or 58% for the nine months ended September 30, 2006 while average interest-bearing liabilities increased $58.3 million or 10% for the nine months ended September 30, 2006.

Net interest margin, which is calculated by dividing net interest income by average earning assets, measures City Bancorp’s lending and fund-raising functions. The net interest margin for the first nine months of 2006 and the first nine months of 2005 was 3.94% and 3.52%, respectively, representing an increase of 42 basis points. The increase in net interest margin was primarily a result of the increase in interest rates earned on earning assets exceeding the increase in the higher cost of funds from the prior period.

The provision for loan losses of $0.8 million for the nine months ended September 30, 2006 increased by $0.2 million over the nine months ended September 30, 2005. This increase in the provision for loan losses was a result of the increase of $110 million in outstanding loans during the period. There were charge offs of $0.04 million and recoveries of $0.1 million during the nine months ended September 30, 2006, while there were charge offs of $0.2 million and recoveries of $0.02 million during the nine month period ended September 30, 2005.

The Signature Bank’s loans are generally secured by specific items of collateral, including real property, consumer assets and business assets. Although The Signature Bank has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on economic conditions in the area. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require The Signature Bank to recognize additional losses based on their judgments about information available at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term.

In determining the amount of the allowance for loan losses, management of The Signature Bank uses information from the loan committee appointed by The Signature Bank board of directors and ongoing loan review efforts to stratify the portfolio into asset risk classifications and assign a general or specific reserve allocation. The foundation for the allowance is a detailed review of the overall loan portfolio. The portfolio is analyzed based on risk factors, current and historical performance and specific loan reviews. General reserve estimated loss percentages are based on the current and historical loss experience of each loan, regulatory guidelines for losses, the status of past due payments and management’s judgment of economic conditions and the related level of risk assumed. Specific reserves are determined on a loan-by-loan basis on management’s evaluation of loss exposure for each credit, given current payment status of the loan, and the value of any underlying collateral. Additionally, an unallocated reserve for the total loan portfolio is established to address the risks inherent in the calculations of general and specific reserves and as management’s evaluation of various conditions that are not directly measured by any other component of the allowance. Such components may include current general economic conditions affecting key lending areas, credit qualifying trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio and the findings of internal credit administration.

City Bancorp’s noninterest income was $3.2 million for the nine months ended September 30, 2006 compared to $3.5 million for the nine months ended September 30, 2005 resulting in a net decrease of $0.3 million. Noninterest income from mortgage loans sold decreased $0.5 million due to a decrease in the volume of loans sold during the period while noninterest income from investment commissions increased $0.4 million and noninterest income from service charges and other fees decreased $0.2 million for a net decrease in noninterest income of $0.3 million. The increase in investment commissions is due to the new investment group which began operations in September of 2005. The decrease in service charges and other fees is a result in an increase in the earnings credit rate used for commercial business analysis accounts during the rising interest rate period over the previous nine months.

City Bancorp’s noninterest expense was $13.0 million for the nine months ended September 30, 2006 compared to $11.8 million for the nine months ended September 30, 2005 which is an increase of $1.2 million or 10%. The largest increase in noninterest expense was increases in salaries, additions in staff, internal operations and performance increases.

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Net income for the year ended December 31, 2005 was $7.5 million, a 63% increase compared to net income of $4.6 million for the year ended December 31, 2004. The year ended December 31, 2005 was the first full year of operation since the February 29, 2004 merger of City Bancorp and Signature Bancshares, Inc.

Net interest income increased from $10.2 million for the year ended December 31, 2004, to $17.3 million for the year ended December 31, 2005. The net yield for the year ended December 31, 2005 averaged 3.61% compared to 3.32% for the year ended December 31, 2004, and was 4.11% at December 31, 2005. The Signature Bank’s prime lending rate increased 250 basis points from 4.75% at December 31, 2004 to 7.25% at December 31, 2005.

Management recorded a provision for loan loss expense of $0.9 million for the year ended December 31, 2005 compared to $0.7 million for the year ended December 31, 2004. The amount of the provision was largely a result of the $74.1 million increase in outstanding loans during 2004. Net loan charge offs were $0.3 million for the year ended December 31, 2005 compared to $0.4 million for the year ended December 31, 2004.

Noninterest income increased $0.2 million, or 4%, from $4.9 million for the year ended December 31, 2004 to $5.1 million for the year ended December 31, 2005. The net gain on the sale of mortgage loans increased to $3.2 million for the year ended December 31, 2005 compared to $2.8 million for the year ended December 31, 2004, a 14% increase. Service charges and fees on deposits decreased to $1.3 million for the year ended December 31, 2005 from $1.6 million for the year ended December 31, 2004 primarily as a result of the increased earnings credit rate credited to analysis accounts during the year. Investment brokerage revenue increased to $0.4 million for the year ended December 31, 2005 as a result of the activities of the new brokerage services provided by the Nadia Cavner Group at The Signature Bank Investments which began at the end of the third quarter of 2005.

Noninterest expense increased 19% to $16.8 million for the year ended December 31, 2005, from $14.1 million for the year ended December 31, 2004. The efficiency ratio decreased to 58% for the year ended

December 31, 2005 compared to 64% for the year ended December 31, 2004. The largest expense increase was the increase in salaries and benefits from $8.6 million for the year ended December 31, 2004 to $10.9 million for the year ended December 31, 2005. This increase in salaries and benefits expense includes the 2005 expansion of services by the new investment brokerage services group, and the first full year of operations by the loan production office in St. Louis.

Provision for income tax expense increased by $1.5 million for the year ended December 31, 2005, which is a 48% increase over the year ended December 31, 2004 as a result of the increase in pretax earnings.

Results of Operation for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Net interest income, the difference between interest revenue earned on assets and interest expense paid on liabilities, generates City Bancorp’s largest income source. Net interest income was $17.7 million for the 12 months ended December 31, 2004, compared to $9.9 million for the same period of 2003, representing an increase of $7.8 million or 78%. The change in net interest income reflects the 2004 merger of City Bancorp and Signature Bancshares.

Net interest margin, which is calculated by dividing net interest income by average earning assets, measures City Bancorp’s lending and fund-raising functions. The net interest margin for the years ended 2004 and 2003 was 3.32% and 3.53%, respectively, representing a change of 21 basis points. The change in the net interest margin reflects the difference in net interest income and average earning assets from the 2004 merger of City Bancorp and Signature Bancshares.

The provision for loan losses of $0.7 million for the year ended December 31, 2004 decreased by $0.09 million over the $0.7 million for the same period of 2003. This change was a result of the analysis of the adequacy of the allowance for loan losses, the procedures for which are discussed above.

City Bancorp’s noninterest income was $4.9 million for the year ended December 31, 2004 compared to $0.7 million for the year ended December 31, 2003 which is a net increase of $4.2 million. This large increase is from the merged mortgage loan division of City Bancorp in 2004 being compared to the much smaller mortgage operation of Signature Bancshares.

City Bancorp’s noninterest expense was $14.1 million for the year ended December 31, 2004 compared to $6.0 million for the year ended December 31, 2003, an increase of $8.1 million or 135%. This increase is a result of the combined banks following the merger compared to that of Signature Bancshares alone for the year ended December 31, 2003.

Financial Condition at September 30, 2006 Compared to September 30, 2005

The financial condition and operating results of The Signature Bank and City Bancorp are affected by the volatility of interest rates on investments, loans, deposits, and borrowings, competition from other financial institutions in Missouri, loan demand from customers and the creditworthiness of existing borrowers.

Earning Assets

Earning assets are composed of interest or dividend-bearing assets, including loans, securities, short-term investments and loans held for sale. Interest income associated with earning assets is City Bancorp’s primary source of income. Earning assets averaged $739.5 million for the nine months ended September 30, 2006, a $54.5 million or 7.37% increase compared to $685.0 million for the same period in 2005. This increase was primarily the result of loan growth. The average loan portfolio increased $73.9 million or 11.6% for the first nine months of 2006 compared to the same period for 2005. City Bancorp’s loan to deposit ratio at September 30, 2006 and September 30, 2005 was 1.25% and 1.17%, respectively.

Commercial and agricultural loans were $170.6 million at September 30, 2006, an 11.7% increase compared to $152.8 million at September 30, 2005. Residential and commercial real estate loans were $589.1 million at September 30, 2006, an 18.3% increase compared to $497.9 million at September 30, 2005.

Growth in the commercial and the residential and commercial real estate segments came from traditional sectors with no single customer representing a disproportionate percentage of the increase.

Total consumer loans for the nine months ended September 30, 2006 were $8.7 million, a $1.1 million or 12.6% decrease from $9.8 million for the nine months ended September 30, 2005.

Nonperforming assets, defined as nonaccrual loans, accruing loans past due 90 days or more and foreclosed property, amounted to $2.2 million at September 30, 2006 compared to a $5.2 million or a 58% decrease at September 30, 2005. The allowance for loan losses amounted to $7.6 million or 1% of total loans and 345.5% of total nonperforming loans at September 30, 2006 compared to $6.5 million or 1% of total loans and 125% of total nonperforming loans at September 30, 2005.

Deposits and Other Interest Bearing Liabilities

Deposits obtained from customers in its primary market area are City Bancorp’s principal source of funds for use in lending and other business purposes. City Bancorp attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and excellent customer service. Increasing core deposits through the development of customer relationships is a continuing focus of City Bancorp. Other funding sources includes short-term and long-term borrowings, brokered CD’s, overnight funds purchased from correspondent banks, trust preferred securities, and equity.

Total deposits at September 30, 2006 were $610.4 million, a $54.9 million increase or 9.8% increase compared to $555.6 million at September 30, 2005. The following table sets forth the composition of City Bancorp’s deposits at the dates stated:

	September 30,
	2006	2005

Demand	27,527,000	26,316,000
Savings, NOW and money market	242,652,000	264,507,000
Certificates of Deposit	340,239,000	264,742,000
Total	610,418,000	555,565,000

Financial Condition at December 31, 2005 Compared to December 31, 2004

Assets

The Company’s total assets increased $96.9 million, or 14%, from $694.6 million at December 31, 2004 to $791.5 million at December 31, 2005. Net Loans increased $74.1 million, or 12%, from $593.9 million to $668.0 million during that same period.

Cash and due from banks was $13.2 million on December 31, 2004 and $18.1 million on December 31, 2005. Year end totals fluctuate depending on uncollected commercial deposits on the last day of the month. The average balance of cash and due from banks was $12.7 million during 2005 (1.7% of average total assets during the year), an increase of 37% over 2004.

Federal funds sold were $4.6 million at December 31, 2004 and $21.4 million at December 31, 2005. Average federal funds sold in 2004 were $2.7 million compared to $5.0 million during 2005.

Held-to-maturity securities are primarily short term U.S. Agency and Municipal securities pledged to repurchase accounts and public funds deposits. There are no available-for-sale securities, primarily due to the loan demand that City Bancorp is experiencing (114% loan to deposit ratio at December 31, 2005 and 121% of loan to deposit ratio at December 31, 2004). Total securities decreased $5.3 million, or 17%, from $31.4 million at December 31, 2004 to $26.1 million at December 31, 2005. Five million dollars of commercial paper was purchased overnight at year-end 2005 from USBank and was pledged against unexpected late in the day year-end repurchase account deposits. No commercial paper was purchased overnight at year-end 2004.

Net loans increased $74.1 million, or 12%, from $593.9 million to $668.0 million. The year ended December 31, 2005 was the first full year of the company’s St. Louis loan production office, which ended the year with $53.2 million in total loans outstanding. Commercial real estate loans increased $19.4 million from $239 million in 2004 to $258.4 million in 2005, commercial loans increased $20.2 million from $143.1 million in 2004 to $163.3 million in 2005, construction loans increased $38.7 million from $79.4 million in 2004 to $118.1 million in 2005, real estate mortgage loans decreased $7.6 million from $108.7 million in 2004 to $101.1 million in 2005, all other loans increased $11.8 million from $23.7 million in 2004 to $27.8 million in 2005. Total commercial real estate loans outstanding on December 31, 2005 were $258.5 million, or 39% of net loans outstanding. While commercial, construction, real estate mortgage, and all other loans were 24%, 18%, 17%, and 2% of the outstanding net loans in 2005, respectively, we continue to focus on commercial and commercial real estate lending.

An industry concentration of loans is considered “High” when the outstanding loans (within a particular industry group) exceed 5% of bank assets, and/or 50% of the bank’s equity. The industries that were identified as “High” concentrations are listed below:

			% of
Industry			Current Bank
Concentrations:	Dollar Amount	% of Total Assets	Equity

Real Estate — Office Property	92,625,853	11.7%	111.5%
Commercial Loans — Business Assets	80,010,583	10.1%	96.3%
Residential Real Estate — Owner Occupied	70,435,416	8.9%	84.8%
Real Estate — Industrial Property	57,629,707	7.3%	69.4%
Residential Real Estate — Investment Property	53,875,995	6.8%	64.9%
Land Only Loans	49,934,983	6.3%	60.1%
Real Estate — Mutli-Family Property	44,702,321	5.7%	53.8%
Real Estate — Retail Property	44,540,731	5.6%	53.6%
Hotel/Motel Loans	41,427,448	5.2%	49.9%

Mortgage loans held for sale were fairly steady year over year, at $12.1 million at December 31, 2005 compared to $13.5 million at December 31, 2004. The average loans held for sale outstanding were $16.7 million. The bank produced $226.1 million in loans sold during 2005 and produced $139.8 million in loans in 2004.

Allowance for loan losses was at 1% of the outstanding net loans at December 31, 2005. Gross loans outstanding at December 31, 2005 were $674.8 million and the allowance for loan losses was $6.7 million, or 1% of the gross loans outstanding. Net loan charge offs were $0.3 million in 2005 compared to $0.4 million in 2004. The provision for loan losses was $0.9 million in 2005 compared to $0.7 million in 2004.

Premises and equipment increased $3.4 million from $11.5 million in 2004 to $14.9 million during 2005 primarily from the purchase of the new $2.5 million site acquired for the new Battlefield branch located at 3211 East Battlefield Road in Springfield, Missouri.

Liabilities

Deposits increased $88.4 million, or 18%, in 2005, from $496.2 million at December 31, 2004 to $584.6 million at December 31, 2005. Demand deposits increased $14.8 million, savings and money market accounts increased $6.4 million and time deposits increased $67.2 million from 2004 to 2005. Much of the loan growth was funded with time deposits during 2005. It is anticipated that the bank will continue to grow demand deposits and money market accounts to replace some of the time deposits upon their maturity. There were $56 million in jumbo CDs greater than $100,000 and $27.0 million in brokered CDs outstanding at the end of 2005, $9 million in non-core CD deposits representing 27% of outstanding CD and IRA deposits for 2004, $70 million in jumbo CDs greater than $100,000, for a total of $97 million in non-core CD deposits, representing 35% of the outstanding CD and IRA deposits from 2004 to 2005. Brokered CDs are issued in maturities of one year or less and are spread across the year to reduce exposure to a large maturing block of CDs in any one month.

Federal funds purchased were received from correspondent banks in St. Louis totaling $13.5 million at December 31, 2005, increasing over the previous year-end balance outstanding of $0.2 million. Repurchase account balances were $19.5 million at December 31, 2005, compared to $27.3 million at December 31, 2004.

The $18.6 million of trust preferred stock outstanding did not change from 2004 to 2005. The Signature Bank paid off $6 million in subordinated bank debentures during 2005. The company’s earnings in 2005 are sufficient to maintain a well capitalized capital structure and pay dividends to shareholders without requiring the $6 million Tier II capital supplied by the subordinated debt.

Federal Home Loan Bank borrowings ended 2005 at $84.3 million, a modest increase over the 2004 year-end total of $83.9 million. The average outstanding balance of borrowings was $57.5 million in 2004 and $80.4 million during 2005. Unused Federal Home Loan Bank advances are viewed as a liquidity source for just-in-time loan funding and are generally short term in nature. The bank anticipates paying off these borrowings with deposits as the bank grows its deposit base and attracts new customers or attracts new time deposit customers by increasing its time deposit rates. There was $37.1 million in unused borrowing available in 2004 and $32.1 million in unused borrowing available at December 31, 2005. There was $21.0 million and $24.5 million in long term and convertible Federal Home Loan Bank borrowings outstanding at the end of 2004 and at the end of 2005, respectively.

In 2005, City Bancorp paid an accrued dividend of $0.30 per share that was declared in 2004. City Bancorp also paid a $0.28 per share dividend in 2006 for 2005. It is expected that the City Bancorp board of directors will declare a cash dividend of $0.57 per share based on 2006 earnings.

Stockholder’s Equity

Stockholder’s equity increased to $67.5 million at the end of 2005, an $8.2 million increase over the December 31, 2004 balance of $59.3 million. Net income for 2005 was $7.5 million, an increase of $2.9 million from $4.6 million in 2004. The remaining increase in stockholder’s equity was from employees exercising outstanding stock options or stock grants resulting in a $0.6 million increase in common stock and paid-in-capital. Total shares outstanding increased from 4,771,244 at December 31, 2004 to 4,845,534 at December 31, 2005.

Asset Quality

The adequacy of the allowance for loan losses is determined by the loan committee who has directed that a “risk rating code” be assigned to each loan. The risk rating below represents management’s opinion of the risk of the portfolio and additionally identifies problem/watch credit relationships. In determining problem/watch list credits such factors as: performance, collateral, character, financial position, and economic factors are considered. The chart below summarizes the risk ratings of the loan portfolio. It is management’s opinion that the allowance for loan losses is adequate.

Loan Risk Rating	Total Loan Balance	Allocation		Required Reserve

Risk Rated “A” (Excellent loans)	$572,174	None		$—
Risk Rated “B” (Good loans)	$10,748,117	0.50%		$53,741
Risk Rated “C” (Satisfactory loans)	$236,228,566	0.50%		$1,181,143
Risk Rated “H” (Acceptable loans)	$337,130,949	0.50%		$1,685,655
Risk Rated “M” (Special Mention loans)	$3,941,308	15%		$591,196
Risk Rated “S” (Substandard loans)	$5,097,348	15%		$764,602
Risk Rated “T” (Doubtful loans)	$274,427	50%		$137,214
Risk Rated “U” (Loss loans)	$—	100%		$—
‘‘Loans to be Sold” (not reserved against)	$12,123,673	0%	Not Rated	$—
Other Loans (not Risk Rated)*	$80,643,788	0.50%	Not Rated	$403,219

Total	$686,760,350			$4,816,769

A summary of asset quality at December 31, 2004 and 2005 is as follows:

	December 31,
	2004	2005

Annualized Net Loss to Average Total Loans	0.07	0.05
Gross Loans:
90 days past due	0.01	0.06
Non Accural	0.42	0.15
30-89 days past due	0.13	0.27

	December 31,
	2004	2005

Loan Loss Reserve to Non Accrual Loans	2.40	6.66
Non Current Loans and OREO to Loans + OREO	0.60	0.47
Loan Loss Reserve to Annual Net Losses	14.91	20.61
Loan Loss Reserve to Total Loans (excl. Loans Sold)	1.01	1.00
Annual Earnings Coverage of Annual Net Losses	15.01	30.99

Financial Condition at December 31, 2004 Compared to December 31, 2003

Assets

The Company’s total assets increased $365.9 million, or 111.3%, from $328.7 million at December 31, 2003 to $694.6 million at December 31, 2004. Net Loans increased $312.3 million, or 110.9%, from $281.6 million to $593.9 million during that same period.

Cash and due from banks was $8.7 million on December 31, 2003 and $13.2 million on December 31, 2004. Year end totals fluctuate depending on uncollected commercial deposits on the last day of the month. The average balance of cash and due from banks was $14.3 million during 2004 (4.44% of average total assets during the year), an increase of 90.67% over 2003.

Federal funds sold were $9.9 million at December 31, 2003 and $4.6 million at December 31, 2004. Average federal funds sold in 2003 were $7.0 million compared to $2.7 million during 2004.

Held-to-maturity securities are primarily short term U.S. Agency and Municipal securities pledged to repurchase accounts and public funds deposits. There are no available-for-sale securities, primarily due to the loan demand that City Bancorp is experiencing (121% loan to deposit ratio at December 31, 2004 and 118% of loan to deposit ratio at December 31, 2003). Total securities increased $13.9 million, or 79.43%, from $17.5 million at December 31, 2003 to $31.4 million at December 31, 2004. Five million dollars of commercial paper was purchased overnight at year-end 2005 from US Bank and was pledged against unexpected late in the day year-end repurchase account deposits. No commercial paper was purchased overnight at year-end 2004.

Net loans increased $312.3 million, or 110.90%, from $281.6 million to $593.9 million. The year ended December 31, 2004 was the first full year of the company’s St. Louis loan production office, which ended the year with $53.2 million in total loans outstanding. Commercial real estate loans increased $109.4 million from $129.6 million in 2003 to $239 million in 2004, commercial loans increased $80.7 million from $62.4 million in 2003 to $143.1 million in 2004, construction loans increased $48.2 million from $31.2 million in 2003 to $79.4 million in 2004, real estate mortgage loans increased $76.3 million from $32.4 million in 2003 to $108.7 million in 2004, all other loans decreased $2.3 million from $26 million in 2003 to $23.7 million in 2004. Total commercial real estate loans outstanding on December 31, 2004 were $239 million, or 40% of net loans outstanding. While commercial, construction, real estate mortgage, and all other loans were 24%, 13%, 18%, and 5% of the outstanding net loans in 2004, respectively, we continue to focus on commercial and commercial real estate lending.

Mortgage loans held for sale increased year over year, at $13.5 million at December 31, 2004 compared to $1.1 million at December 31, 2003. The average loans held for sale outstanding were $18.0 million. The bank produced $139.8 million in loans sold during 2004 and produced $105.6 million in loans in 2003.

Allowance for loan losses was at 1.0% of the outstanding net loans at December 31, 2004. Gross loans outstanding at December 31, 2004 were $600.1 million and the allowance for loan losses was $6.2 million, or 1.00% of the gross loans outstanding. Net loan charge offs were $0.4 million in 2004 compared to $0.2 million in 2003. The provision for loan losses was $0.7 million in 2004 compared to $0.8 million in 2003.

Premises and equipment increased $4.0 million from $7.5 million in 2003 to $11.5 million during 2004 primarily from the merger during 2004.

Liabilities

Deposits increased $254.8 million, or 105.56%, in 2004, from $241.4 million at December 31, 2003 to $496.2 million at December 31, 2004. Demand deposits increased $25.4 million, savings and money market accounts increased $100.4 million and time deposits increased $104.8 million from 2003 to 2004. Much of the loan growth was funded with time deposits during 2004. It is anticipated that the bank will continue to grow demand deposits and money market accounts to replace some of the time deposits upon their maturity. There were $55.8 million in jumbo CDs greater than $100,000 and $9.3 million in brokered CDs outstanding at the end of 2004, $65.1 million in non-core CD deposits representing 31.14% of outstanding CD and IRA deposits for 2003, $20.7 million in jumbo CDs greater than $100,000, for a total of $26.7 million in non-core CD deposits, representing 26.61% of the outstanding CD and IRA deposits from 2003 to 2004. Brokered CDs are issued in maturities of one year or less and are spread across the year to reduce exposure to a large maturing block of CDs in any one month.

Federal funds purchased were received from correspondent banks in St. Louis totaling $0.1 million at December 31, 2004, increasing over the previous year-end balance outstanding of $0. Repurchase account balances were $27.3 million at December 31, 2004, compared to $10.1 million at December 31, 2003.

The $18.6 million of trust preferred stock outstanding increased $10.0 million from 2003 to 2004. The Signature Bank paid off $6.0 million in subordinated bank debentures during 2004. The company’s earnings in

2004 were sufficient to maintain a well capitalized capital structure and pay dividends to shareholders without requiring the $6.0 million Tier II capital supplied by the subordinated debt.

Federal Home Loan Bank borrowings ended 2004 at $83.9 million, an increase over the 2003 year-end total of $40.0 million. The average outstanding balance of borrowings was $31.4 million in 2003 and $57.5 million during 2004. Unused Federal Home Loan Bank advances are viewed as a liquidity source for just-in-time loan funding and are generally short term in nature. The bank anticipates paying off these borrowings with deposits as the bank grows its deposit base and attracts new customers or attracts new time deposit customers by increasing its time deposit rates. There was $18.2 million in unused borrowing available in 2003 and $37.1 million in unused borrowing available at December 31, 2004. There was $10.5 million and $24.5 million in long term and convertible Federal Home Loan Bank borrowings outstanding at the end of 2003 and at the end of 2004, respectively.

Stockholder’s Equity

Stockholder’s equity increased to $59.3 million at the end of 2004, a $37.8 million increase over the December 31, 2003 balance of $21.5 million. Net income for 2004 was $4.6 million, an increase of $2.3 million from $2.3 million in 2004.

Total shares outstanding increased from 1,108,441 at December 31, 2003 to 4,771,244 at December 31, 2004.

Asset Quality

A summary of asset quality at December 31, 2003 and 2004 is as follows:

	December 31,
	2003	2004

Annualized Net Loss to Average Total Loans	0.09	0.07
Gross Loans:
90 days past due	0.03	0.01
Non Accural	0.09	0.42
30-89 days past due	0.12	0.13
Loan Loss Reserve to Non Accrual Loans	10.77	2.40
Non Current Loans and OREO to Loans + OREO	0.25	0.60
Loan Loss Reserve to Annual Net Losses	12.48	14.91
Loan Loss Reserve to Total Loans (excl. Loans Sold)	1.00	1.01
Annual Earnings Coverage of Annual Net Losses	10.25	15.01

Liquidity and Capital Resources

The bank’s primary sources of funds are core deposits, jumbo CDs and IRAs greater than $100,000, brokered CD deposits, repurchase accounts, federal funds purchased, Federal Home Loan Bank advances, proceeds from maturing investments, and principal and interest repayments on loans. It is the bank’s practice to match the maturities of its loans with the maturities and repricing of deposits and borrowings. Loan and investment maturities are more predictable than deposits, and the bank compensates for that liquidity situation by using short term Federal Home Loan Bank advances and short term brokered CD deposits which allow the bank the flexibility of nonrenewal or increased advances should deposits fluctuate beyond the funding demand of the loan and investment portfolio.

The company maintains a revolving line of credit with Southwest Bank of St. Louis in the amount of $10 million. This line of credit will be cancelled in connection with the merger. This contingency line of credit was unused at December 31, 2005. The bank also has $31 million in borrowing available through the Federal Reserve Discount Window for contingency purposes. There is also an additional $25 million in unused federal funds purchased lines available at The Independent Bankers Bank and Midwest Independent Bank.

Off-Balance Sheet Arrangements

The Signature Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include interest rate swaps and commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Signature Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Signature Bank uses the same credit policies in making commitments and conditional obligations as they do for instruments that are included in the consolidated balance sheets.

In the normal course of business, The Signature Bank has made various off-balance sheet commitments to extend credit of $146.2 million at September 30, 2006 compared to $172.5 million at September 30, 2005. Commitments included unfunded loan commitments of $141.3 million and standby letters of credit of $4.9 million at September 30, 2006 and unfunded loan commitments of $168.7 million and standby letters of credit of $3.8 million at September 30, 2005. The Signature Bank has $7.9 million in interest rate swaps at September 30, 2006 compared to $0.9 million at September 30, 2005. The Signature Bank has $12.3 million in interest rate futures and forward contracts at September 30, 2006 compared to $15.1 million at September 30, 2005. The Signature Bank has $2.4 million in written options contracts at September 30, 2006 compared to $4.0 million at September 30, 2005. While The Signature Bank faces risks associated with potential deterioration of credit quality of borrowers to whom and with whom a commitment to extend credit has been made, no significant credit losses are expected from these contracts, commitments, and arrangements.

Contractual Obligations

City Bancorp’s other borrowing and trust preferred securities at September 30, 2006 are as follows:

	Payments by Period
Contractual		Less than 1			More than
Obligations	Total	Year	1-3 Years	3-5 Years	5 Years

Long-term debt obligations	$133,000,000	$114,000,000	$1,500,000	$10,500,000	$7,000,000
Federal Funds Purchased and Securities sold under agreement to repurchase	21,619,000	21,619,000
Other long-term liabilities reflected on City Bancorp’s balance sheet under GAAP	18,558,000				18,558,000

Total	$173,777,000	$135,619,000	$1,500,000	$10,500,000	$25,558,000

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

City Bancorp has not changed accountants or had disagreements on accounting or financial disclosures with its independent accountants since engagement of its existing accountants in 2004.

Security Ownership of Certain Beneficial Owners and Management prior to the Merger

The following table sets forth certain information concerning the beneficial ownership of outstanding City Bancorp common stock as of January 16, 2007, by (a) each person known to City Bancorp to be the beneficial owner of more than five percent of its common stock, (b) each director of City Bancorp, (c) each of the named executive officers of City Bancorp as defined in Item 402(a)(3) of Regulation S-K, and (d) all directors and executive officers of City Bancorp as a group, determined in accordance with Rule 13d-3 of the Securities

Exchange Act of 1934. Unless otherwise indicated, the securities shown are held with sole voting and investment power.

	Amount and Nature
	of Beneficial
Beneficial Owner	Ownership	Percent of Class(1)

Thomas G. Strong, Director(2)	97,913	1.98%
Mary Elizabeth O’Reilly, Director(3)	28,845	(4)
Brad Squires, Director	238,857	4.83%
Bruce Swisshelm, Director	171,563	3.47%
Ben A. Parnell III, Director(5)	152,846	3.09%
David A. Kunze, Chairman and Chief Executive Officer and Director(6)	145,362	2.94%
Pat Connell, Director	94,707	1.91%
Ron Neville, Director	91,350	1.85%
Ron Baird, Director	74,343	1.50%
Robert C. Fulp, President and Director(7)	67,563	1.36%
Noel Boyd, Director	55,643	1.12%
Larry Lipscomb, Director	49,292	1.00%
Nadia T. Cavner, Director(8)	48,333	(4)
Kirk Bossert, Treasurer and Assistant Secretary	20,200	(4)
All directors and executive officers as a group	1,336,817	26.07%

(1)	Applicable percentages based on 4,929,612 shares of common stock outstanding as of January 16, 2007. Shares of City Bancorp common stock subject to options that are currently exercisable or are exercisable within 60 days of the date of this table are treated as outstanding and beneficially owned by the person holding them for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other stockholder. Information in the table also includes shares of common stock held by each individual through The Signature Bank 401(k) Plan, for which each respective individual has voting power. Except as indicated in the footnotes to this table, the persons listed above have sole voting and investment power with respect to all shares of common stock and/or options to purchase common stock shown as beneficially owned by them pursuant to applicable law.

(2)	All of the shares beneficially owned by Mr. Strong are held by the Thomas G. Strong RLTA with Mr. Strong as trustee.

(3)	Ms. O’Reilly owns these shares beneficially through River Haven Farms, LP.

(4)	Ownership does not exceed one percent.

(5)	Includes beneficial ownership of Mr. Parnell of 22,250 shares held in the Ben A. Parnell III Revocable Trust, 8,457 shares held by Trust Company of the Ozarks IRA as trustee for Mr. Parnell, 26,717 shares held in the Revocable Trust of Betty A. Parnell with Betty A. Parnell as trustee, 93,988 shares held in The Parnell Family Limited Partnership and 495 shares held in The Signature Bank 401(k) plan. Also includes 939 shares beneficially owned by Betty A. Parnell which are held by the Trust Company of the Ozarks IRA as trustee for Ms. Parnell.

(6)	Includes beneficial ownership of Mr. Kunze for 100 shares held by Mr. Kunze, 58,143 shares held in the David A. Kunze Revocable Trust with Mr. Kunze as trustee, 1,913 shares held by the Trust Company of the Ozarks IRA as custodian for Mr. Kunze and options exercisable for 28,000 shares. Also includes 57,206 shares beneficially owned by Kathy M. Kunze held by the Kathy M. Kunze Revocable Trust with Ms. Kunze as the trustee.

(7)	Includes beneficial ownership of Mr. Fulp for 100 shares held by Mr. Fulp, 21,375 shares held by the Robert C. Fulp Revocable Trust with Mr. Fulp as trustee, 713 shares held by the Trust Company of the Ozarks

IRA as custodian for Mr. Fulp and options exercisable for 24,000 shares. Also includes 21,375 shares beneficially owned by Cynthia A. Fulp and held by the Cynthia A. Fulp Revocable Trust with Ms. Fulp as trustee.

(8)	Includes beneficial ownership of Ms. Cavner for 1,250 shares as custodian for Maral Genevieve Cavner. Ms. Cavner and Howard C. Cavner beneficially own 47,083 shares as trustees of the Nadia T. Cavner Trust, 22,917 shares of which are restricted that will become fully vested at the time of the merger.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk to City Bancorp’s financial condition resulting from adverse changes in the value of City Bancorp’s holdings arising from movements in interest rates, foreign exchange rates, equity prices or other similar factors. City Bancorp’s exposure to market risk can be measured by assessing the effect of changing rates and prices on either the earnings or economic value of an individual instrument, a portfolio or the entire institution.

It is a principal objective of The Signature Bank’s asset and liability management function to evaluate the interest rate risk included in certain balance sheet accounts, determine the appropriate level of risk given The Signature Bank’s business objectives, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with guidelines approved by the board of directors of The Signature Bank. Through this process, management seeks to reduce the vulnerability of its operations to changes in interest rates and review liquidity, cash flow needs, maturities of investments, deposits, borrowings and capital position.

Interest rate risk management has as its objective to control the effects that interest rate fluctuations have on net interest income and on the net present value of The Signature Bank’s earning assets and interest-bearing liabilities. Risk management policies are employed to monitor and limit this exposure. Interest rate risk is measured using net interest income simulation and asset/liability net present value sensitivity analyses. The Signature Bank uses financial modeling to measure the impact of changes in interest rates on the net interest margin and predict market risk. Estimates are based upon a number of assumptions including the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment of asset and liability cash flows. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements.

The rate environment is a function of the monetary policy of the Board of Governors of the Federal Reserve System. The Federal Reserve Board increased the targeted level for the federal funds rate from June 2004 through June 2006.

COMPARISON OF RIGHTS OF SHAREHOLDERS

BancorpSouth is incorporated under Mississippi law. City Bancorp is incorporated under Missouri law. Upon completion of the merger, the restated articles of incorporation, as amended, of BancorpSouth and the amended and restated bylaws, as amended, of BancorpSouth in effect immediately prior to the effective time of the merger will be the articles of incorporation and bylaws of the combined company. Consequently, after the effective time of the merger, to the extent City Bancorp shareholders receive BancorpSouth common stock in the merger, the rights of former shareholders of City Bancorp will be determined by reference to the restated articles of incorporation and amended and restated bylaws of BancorpSouth and the Mississippi Business Corporation Act. The material differences between the rights of holders of City Bancorp common stock and the rights of holders of BancorpSouth common stock, resulting from the differences in their governing documents and the differences between Mississippi law and Missouri law, are summarized below.

The following summary does not purport to be a complete statement of the rights of holders of BancorpSouth common stock under applicable Mississippi law, the restated articles of incorporation and the amended and restated bylaws of BancorpSouth or the rights of the holders of City Bancorp common stock under applicable Missouri law, the amended articles of incorporation and the amended and restated bylaws of City Bancorp, or a complete description of the specific provisions referred to below. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the Mississippi Business Corporation Act, the General and Business Corporation Law of Missouri and the governing corporate instruments of BancorpSouth and City Bancorp, to which the holders of City Bancorp common stock are referred. Copies of the governing corporate instruments of BancorpSouth are available, without charge, to any person, including any beneficial owner of City Bancorp common stock to whom this Proxy Statement/Prospectus is delivered, by following the instructions listed under “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 91.

Summary of Material Differences Between the Rights of BancorpSouth Shareholders and the Rights of
City Bancorp Shareholders

	BancorpSouth	City Bancorp
	Shareholder Rights	Shareholder Rights

Authorized Capital Stock	The authorized capital stock of BancorpSouth consists of 500,000,000 shares of common stock, $2.50 par value per share.	The authorized capital stock of City Bancorp consists of 10,000,000 shares of common stock, $0.067 par value per share.
Board of Directors
Size	BancorpSouth’s governing corporate instruments provide that the board of directors consists of between nine and 24 members, as determined from time to time by BancorpSouth’s board of directors, and on the date of this Proxy Statement/Prospectus the board of directors consists of 12 members. The vote of at least 80% of the outstanding shares of BancorpSouth common stock is required to increase the maximum number of members of BancorpSouth’s board of directors if a majority of the full board of directors does not recommend such an increase.	The amended and restated bylaws of City Bancorp provide that City Bancorp’s board of directors consists of 13 members.
Classification and Term	BancorpSouth’s governing corporate instruments provide that the members of the board of directors are divided	The amended and restated bylaws of City Bancorp provide that the board of directors are elected at each annual

	BancorpSouth	City Bancorp
	Shareholder Rights	Shareholder Rights

	into three classes, with classes elected for staggered three-year terms.	meeting of the shareholders and hold office until the next succeeding annual meeting, or, in the case of a classified board of directors, the shareholders shall elect directors to fill those positions with terms set to expire at the annual meeting of shareholders. The board of directors may designate, by a resolution passed by a majority of the board, one or more Advisory Board Members, who shall have the right, with exception, to attend in a nonvoting observer capacity all meetings of the board.
Election	BancorpSouth’s governing corporate instruments provide that at each annual meeting, the number of directors equal to the number of the class whose term expires at the time of the meeting are elected to hold office as directors. Pursuant to BancorpSouth’s restated articles of incorporation, shareholders may not cumulate votes in the election of directors.	The amended and restated bylaws of City Bancorp provide that members of City Bancorp’s board of directors are elected at the annual meeting of shareholders. The amended and restated bylaws of City Bancorp provide that all elections for directors shall be determined by a plurality of the votes cast at a meeting where a quorum is present; shareholders are not permitted to cumulate or aggregate votes in the election of directors.
Vacancies	BancorpSouth’s governing corporate instruments provide that any vacancy on the board of directors or directorship to be filled because of an increase in the number directors may be filled: (i) by the shareholders of BancorpSouth; (ii) by the board of directors; or (iii) if the directors remaining in office constitute fewer than a quorum of the board of directors, by the board of directors by the affirmative vote of a majority of all of the directors remaining in office.	The amended and restated bylaws of City Bancorp provide that a vacancy on the board of directors be filled by a majority vote of the surviving or remaining directors until a successor is elected at an annual meeting of the shareholders.
Removal	BancorpSouth’s governing corporate instruments provide that a director may be removed for cause (as defined by the restated articles of incorporation of BancorpSouth) by the affirmative vote of a majority of the entire board of directors or by BancorpSouth’s shareholders, only for cause, at a special meeting of the shareholders called expressly for that purpose.	The General and Business Corporation Law of Missouri Section 351.315(3) and the amended and restated bylaws of City Bancorp provide that a director may be removed with or without cause at a regular or special meeting called for that purpose by an affirmative vote of a majority of the outstanding shares then entitled to vote for the election of directors.

The General and Business Corporation Law of Missouri Section 351.317 provides that any director may be removed for cause by action of a majority of the entire board of

	BancorpSouth	City Bancorp
	Shareholder Rights	Shareholder Rights

directors if the director to be removed shall, at the time of removal, fail to meet the qualifications stated in the articles of incorporation or bylaws for election as a director or shall be in breach of any agreement between such director and the corporation relating to such director’s services as a director or employee of the corporation.
Board Quorum and Voting Requirements	The amended and restated bylaws of BancorpSouth provide that at all regular and special meetings of the board of directors, a majority of the whole board of directors, excluding any vacancies, shall constitute a quorum, and that the act of the majority of directors present at a meeting at which a quorum is present is the act of the board of directors.	The amended and restated bylaws of City Bancorp provide that at all meetings of City Bancorp’s board of directors, the presence of a majority of the full board of directors constitutes a quorum for the transaction of business, and the affirmative vote of a majority of directors present at any meeting at which a quorum is present is the act or decision of City Bancorp’s board of directors. ‘‘Full board of directors” means the total number of directors who would comprise the board of directors if there were no vacancies.
Transactions with Directors
The Mississippi Business Corporation Act provides that a transaction that is not a director’s conflicting interest transaction may not be enjoined, set aside or give rise to an award of damages or other sanctions in a proceeding by a BancorpSouth shareholder or by or in the right of BancorpSouth, because a director of BancorpSouth, or any person with whom or which he has a personal, economic or other association, has an interest in the transaction.

The Mississippi Business Corporation Act further provides that a director’s conflicting interest transaction may not be enjoined, set aside or give rise to an award of damages or other sanctions in a proceeding by a BancorpSouth shareholder or by or in the right of BancorpSouth because the director, or any person with whom or which he has a personal, economic or other association, has an interest in the transaction, if, pursuant to the Mississippi Business Corporation Act, directors’ action respecting the transaction or shareholders’ action respecting the transaction was taken in compliance with the Mississippi Business Corporation Act or if the
The General and Business Corporation Law of Missouri Section 351.327 generally provides that no contract or transaction between City Bancorp and one or more of its directors or officers, or between City Bancorp and any other entity or organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for that reason if: (i) the material facts as to the interest and as to the contract or transaction were disclosed or known to the City Bancorp board of directors, and the City Bancorp board of directors or by the affirmative votes of the disinterested directors in good faith of the disinterested directors of a committee of the board of directors authorized the contract or transaction; (ii) the material facts as to the interest and as to the contract or transaction were disclosed or known to the shareholders entitled to vote thereon, and the contract or transaction was approved in good faith by vote of the shareholders; or (iii) the contract or transaction was fair as to City Bancorp the time it was authorized.

	BancorpSouth	City Bancorp
	Shareholder Rights	Shareholder Rights

transaction, judged according to the circumstances at the time of commitment, is established to have been fair to BancorpSouth.
Shareholder Meetings
Special Meetings	BancorpSouth’s governing corporate instruments provide that a special meeting of the shareholders may be called by the chief executive officer or corporate secretary or by the holders of not less than a majority of all of the shares entitled to vote at such meeting, and shall be called by the chief executive officer or corporate secretary at the request in writing of a majority of the board of directors or of the holders of a majority of the shares of stock entitled to vote at such meeting.	The amended and restated bylaws of City Bancorp provide that special meetings of shareholders may be called by City Bancorp’s Chairman, President or by the vote of a majority of the full board of directors. The holders of not less than two-thirds of all the issued and outstanding shares of capital stock of City Bancorp entitled to vote for the election of directors also may call a special meeting of the shareholders.
Voting Rights	BancorpSouth’s governing corporate instruments and the Mississippi Business Corporation Act provide that each share of common stock is entitled to one vote on each matter with respect to which shareholders are entitled to vote.	City Bancorp’s governing corporate documents and the General and Business Corporation Law of Missouri Section 351.245 provide that each outstanding share entitled to vote under the provisions of the articles of incorporation shall be entitled to one vote on each matter at a meeting of shareholders.
Record Date	Pursuant to the amended and restated bylaws of BancorpSouth, the board of directors may fix a record date to be not more than 50 days and, in case of a meeting of shareholders, not less than 10 days prior to the date on which the particular action is to be taken.	The amended and restated bylaws of City Bancorp and the General and Business Corporation Law of Missouri Section 351.250 provide that the board of directors has the power to close the stock transfer books or to fix in advance a record date on a date not to exceed 70 days before a meeting of shareholders. Only the shareholders as of such date are entitled to vote. Under the amended and restated bylaws, if the board of directors does not close the transfer books or set a record date for a meeting of shareholders, the record date shall be the date 20 days prior to the meeting. If the board of directors does not set a record date before adopting a resolution with respect to a dividend, allotment of rights, or exercise of rights respecting the change, conversion, or exchange of shares, the record date shall be the close of business on the day the board of directors adopts such a resolution.
Actions by Written Consent	The amended and restated bylaws of BancorpSouth and the Mississippi Business Corporation Act provide that	The General and Business Corporation Law of Missouri Section 351.273 and the amended and restated bylaws of

	BancorpSouth	City Bancorp
	Shareholder Rights	Shareholder Rights

	shareholders may take action by unanimous written consent of all shareholders entitled to vote on the matter.	City Bancorp provide that shareholders may take action by written consent in lieu of a meeting if such consent is signed by all of the shareholders entitled to vote with respect to the subject matter thereof.
Quorum and Voting Requirements	BancorpSouth’s governing corporate instruments provide that a majority of the shares of common stock entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders, except that two-thirds of the shares of common stock entitled to vote constitutes a quorum for the transaction of any business at a special meeting of shareholders. The affirmative vote of the majority of shares entitled to vote shall be the act of the shareholders if a quorum is present, unless the restated articles of incorporation of BancorpSouth or applicable law requires a greater number of affirmative votes. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.	The amended and restated bylaws of City Bancorp provide that a majority of the issued and outstanding shares of common stock entitled to vote for the election of directors, present in person or by proxy, constitutes a quorum for the transaction of business. The affirmative vote of the majority of the votes cast shall be the act of the shareholders if a quorum is present, unless the amended articles of incorporation of City Bancorp, the bylaws, or applicable law requires a greater number of affirmative votes.
Advance Notice of Shareholder Nominations and Proposals for Business	The amended and restated bylaws of BancorpSouth provide that, in the case of the annual meeting of shareholders, proposals by shareholders of business to be considered or acted upon and nominations for election of directors must be stated in writing and filed with BancorpSouth’s corporate secretary not later than 90 calendar days and not earlier than 120 calendar days before the first anniversary of the date that BancorpSouth first mailed its proxy statement to shareholders in connection with the prior year’s annual meeting. If the annual meeting is more than 30 calendar days from the first anniversary of the preceding year’s annual meeting, shareholder notice must be received by BancorpSouth’s corporate secretary not earlier than 120 calendar days prior to the date that BancorpSouth first mailed its proxy statement to shareholders in connection with the applicable year’s annual meeting and not later than the later to occur of 90 calendar days prior to the date on which BancorpSouth
The amended and restated bylaws of City Bancorp provide that a written or printed notice stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than 10 nor more than 50   days before the date of the meeting, either personally or by mail, by or at the direction of the board of directors, the Chairman of the Board, the President, or the Secretary, to each shareholder of record entitled to vote at such meeting.

Shareholders at the annual meeting shall elect the directors and may transact such other business as desired whether or not the business was specified in the notice of the meeting, unless otherwise prohibited by law, the amended articles of incorporation and the amended and restated bylaws of City Bancorp. Shareholders at a special meeting may transact only business of which the purpose is stated in the notice of such meetings, unless

	BancorpSouth	City Bancorp
	Shareholder Rights	Shareholder Rights

	first mailed its proxy statement to shareholders in connection with the applicable year’s annual meeting or 10 calendar days after BancorpSouth’s first public announcement of the date of the annual meeting.	the transaction of other business is consented to by the holders of all the outstanding shares of City Bancorp entitled to vote at the meeting.
The amended and restated bylaws of BancorpSouth provide that, in the case of a special meeting of shareholders, nominations by shareholders for election of directors must be preceded by delivery of written notice to BancorpSouth’s corporate secretary not earlier than 120 calendar days prior to the special meeting and not later than the later of 90 calendar days prior to the special meeting or 10 calendar days following the day on which BancorpSouth first made public announcement of the date of the special meeting.

In addition, the amended and restated bylaws of BancorpSouth require that any shareholder notice regarding director nomination include certain information concerning the shareholder and his nominee, including, among other things, information about the nominee that would be required to be included in a proxy statement filed under the proxy rules of the Securities and Exchange Commission.

The chairman of the annual or special meeting may declare that any shareholder proposal or nomination be disregarded if not made in compliance with the procedures of the amended and restated bylaws of BancorpSouth.

Liability and Indemnification of Directors and Officers
Personal Liability	Pursuant to the restated articles of incorporation of BancorpSouth, a director, in general, is not personally liable to BancorpSouth or its shareholders for monetary damages for any action taken, or for the failure to take action, as a director, except for liability for: (i) the amount of a financial benefit received to which the director is not entitled; (ii) an intentional infraction of harm on	The amended articles of incorporation of City Bancorp generally provide that directors shall not be liable to City Bancorp or its shareholders for monetary damages for breach of fiduciary duty except for liability for: (i) breach of duty of loyalty to City Bancorp or its shareholders; (ii) acts or omissions not in subjective good faith or which involve intentional misconduct or a knowing violation of

	BancorpSouth	City Bancorp
	Shareholder Rights	Shareholder Rights

	BancorpSouth or the shareholders; (iii) a violation of the provisions of the Mississippi Business Corporation Act regarding unlawful distributions; or (iv) an intentional violation of criminal law.	law; (iii) liability for unlawful distribution of City Bancorp assets; or (iv) any transaction from which an improper personal benefit is derived.

The amended and restated bylaws of City Bancorp expressly provide that no director shall be liable for dividends legally declared, distributions legally made to shareholders, or any other action taken in reliance in good faith upon financial statements of City Bancorp represented to such director to be correct by the Chairman of the Board, the President or the officer of City Bancorp having charge of the books of account, or certified by an accountant to fairly represent the financial condition of City Bancorp, nor shall any such director be held liable for determining in good faith the amount available for dividends or distributions by considering the assets to be of their book value.

Indemnification	BancorpSouth’s restated articles of incorporation provide that BancorpSouth shall indemnify and, upon request, shall advance expenses prior to the final disposition of a proceeding to any person who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of BancorpSouth by reason of the fact that such person is or was a director, officer, partner, trustee, employee or agent of BancorpSouth, or is or was serving at the request of BancorpSouth as a director, officer, partner, trustee, employee or agent of another entity, against any liability incurred in the action, suit or proceeding to the full extent permitted by the Mississippi Business Corporation Act and, despite the fact that such person has not met the applicable standard of conduct set forth in the Mississippi Business Corporation Act or would be disqualified for indemnification under the Mississippi Business Corporation Act, to such person if a determination is made that the director, officer, employee or agent is fairly and
The amended articles of incorporation of City Bancorp provide that City Bancorp shall indemnify any person who is or was a director or officer, and under certain circumstances current and former employees and agents, of City Bancorp or any subsidiary against any and all amounts paid in expenses, fines, judgments or settlements incurred in connection with any civil, criminal, administrative or investigative action,suit, proceeding, or claim (including any action by or in the right of City Bancorp or a subsidiary) by reason of the fact that the person is or was serving as a director, officer employee or agent; provided, however, that City Bancorp will not indemnify conduct finally adjudged to have been knowingly fraudulent, deliberately dishonest, or to have constituted willful misconduct.

Under its amended articles of incorporation, City Bancorp may make advances of expenses incurred prior to a final disposition of an action, suit, proceeding or claim; provided, however, that prior to making any advances, City Bancorp is required to receive a written undertaking by the indemnified party to repay such

BancorpSouth	City Bancorp
Shareholder Rights	Shareholder Rights

reasonably entitled to indemnification in view of all of the relevant circumstances and if the acts or omissions did not constitute gross negligence or willful misconduct. In addition, the restated articles of incorporation of BancorpSouth provide that a request for reimbursement or advancement of expenses prior to final disposition of a proceeding need not be accompanied by the written affirmation of good faith belief that the indemnified party has met the relevant standard of conduct or that the proceeding involves conduct for which liability has been eliminated otherwise than is required by the Mississippi Business Corporation Act, but the remaining applicable provisions of the Mississippi Business Corporation Act apply to any such request, including the requirement that the indemnified party submit an undertaking by or on behalf of the indemnified party to repay the funds unless it is ultimately determined that he or she is entitled to be indemnified by BancorpSouth.

BancorpSouth’s governing corporate instruments and the Mississippi Business Corporation Act provide that BancorpSouth may purchase and maintain insurance on behalf of an individual who is a director or officer of BancorpSouth, or who, while a director or officer of BancorpSouth, serves at BancorpSouth’s request as a director, officer, partner, trustee, employee or agent of another entity against any liability that may be asserted against him or her or incurred by him or her in any such capacity, or arising out of his status as such, whether or not BancorpSouth would have the power to indemnify him or her against such liability.

The restated articles of incorporation of BancorpSouth explain that the rights to indemnification contained therein are intended to be greater than that otherwise provided for in the Mississippi Business Corporation Act, are contractual in nature, and in that respect are mandatory, despite a person’s failure to meet the standard of advances in the event that the person is not entitled to indemnification. City Bancorp is authorized by its amended articles of incorporation to purchase and maintain insurance with respect to indemnification claims.

The amended and restated bylaws of City Bancorp provide that City Bancorp shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of City Bancorp) by reason of the fact that such person is or was a director or officer of City Bancorp, or is or was serving at the request of City Bancorp as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorney fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of City Bancorp, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

City Bancorp shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of City Bancorp to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of City Bancorp, or is or was serving at the request of City Bancorp, as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise against expenses, including attorney fees and amounts paid in settlement, actually and reasonably incurred by such person in connection with the defense of settlement of the action or suit if he or she acted in good faith and in a

BancorpSouth	City Bancorp
Shareholder Rights	Shareholder Rights

conduct required for permissive indemnification under the Mississippi Business Corporation Act.

The amended and restated bylaws of BancorpSouth provide for indemnification of certain persons who were or are parties or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding, in cases other than action by or in the right of BancorpSouth. Also, in the case of actions by or in the right of BancorpSouth, certain persons who were or are parties or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding by or in the right of BancorpSouth to procure a judgment in its favor may generally be indemnified against expenses actually and reasonably incurred by such persons in connection with defense or settlement of the action or suit except that no indemnification shall be made if such persons breached certain fiduciary duties to BancorpSouth unless, and only to the extent that a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such persons are fairly and reasonably entitled to indemnification for certain expenses.

The amended and restated bylaws of BancorpSouth provide that any indemnification pursuant to the bylaws shall be made only as authorized in specific cases upon a determination that indemnification is proper in the circumstances because the indemnified party has met the applicable standard of conduct. The Mississippi Business Corporation Act provides that BancorpSouth may indemnify an individual who is a party to a proceeding because he or she is a director against liability if: (1)(i) he or she conducted himself or herself in good faith; (ii) he or she reasonably believed (A) in the case of conduct in his official capacity, that his or her conduct was in the best interests of BancorpSouth and (B)   in all other cases, that his or her conduct was at least not opposed to the best interests manner reasonably believed to be in or not opposed to the best interests of City Bancorp, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty to City Bancorp unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

Any indemnification shall be made by City Bancorp only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he or she has met the applicable standard of conduct. A determination of the indemnification of a director or officer shall be made by (i)   the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, (ii) if such quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the shareholders by a majority vote of the shares eligible to vote for directors and actually voted, where shares held by the individual about whom such indemnification is at issue shall not be eligible to vote. City Bancorp may procure or maintain insurance on behalf of any person who is or was a director, officer, employee or agent of City Bancorp against any liability asserted against or incurred by him in any such capacity.

	BancorpSouth	City Bancorp
	Shareholder Rights	Shareholder Rights

of BancorpSouth; and (iii) in the case of any criminal proceeding, that he or she had no reasonable cause to believe that his or her conduct was unlawful; or (2) he or she engaged in conduct for which broader indemnification has been made permissible or obligatory under BancorpSouth’s restated articles of incorporation.

The Mississippi Business Corporation Act also generally allows, with some exceptions, BancorpSouth to indemnify and advance expenses to officers to the same extent as to directors, and if a person is an officer but not a director, to such further extent as may be provided by BancorpSouth’s governing corporate instruments, a resolution of the board of directors or by contract.

Amendments to Organizational Documents
Articles of Incorporation	The affirmative vote of the holders of not less than 80% of the outstanding voting stock of BancorpSouth is required to amend or repeal (i) the provisions of the restated articles of incorporation of BancorpSouth regarding shareholder approval of certain transactions in the event that the board of directors does not recommend a vote in favor of such transactions, and (ii) the provisions regarding shareholder approval of transactions with certain shareholders.	The General and Business Corporation Law of Missouri Section 351.085 provides that City Bancorp may amend its articles of incorporation at any time to add or change a provision that is required or permitted in the amended articles of incorporation or to delete a provision not required in the amended articles of incorporation, provided that the name of the incorporator shall not be changed. The General and Business Corporation Law of Missouri Section 351.090 provides that the board of directors may adopt a resolution to amend the articles of incorporation and submit the proposed amendment to a shareholder vote, except that the proposed amendment need not be adopted by the board of directors and may be directly submitted by the board of directors to any annual or special meeting of the shareholders.

The amended articles of incorporation of City Bancorp bestow the power to amend the articles of incorporation solely in City Bancorp’s common shareholders. This power may be exercised at any annual or special meeting of the such shareholders by a vote of two-thirds of such shares as are

	BancorpSouth	City Bancorp
	Shareholder Rights	Shareholder Rights

issued and outstanding and entitled to vote at such meeting.
Bylaws
The Mississippi Business Corporation Act provides that BancorpSouth has the power to make and amend BancorpSouth’s amended and restated bylaws not inconsistent with BancorpSouth’s restated articles of incorporation.

The amended and restated bylaws of BancorpSouth provide that the bylaws may be altered, amended or repealed and new bylaws may be adopted by the board of directors at any regular or special meeting of the board of directors. In addition, pursuant to the Mississippi Business Corporation Act, BancorpSouth’s shareholders may amend or repeal BancorpSouth’s amended and restated bylaws and the board of directors may amend or repeal the bylaws unless the shareholders, in amending, repealing or adopting a bylaw, expressly provide that the board of directors may not amend, repeal or reinstate that bylaw.
The amended and restated bylaws of City Bancorp provide that, unless otherwise provided in Article I, the board of directors may alter, amend or repeal the bylaws by either (1) the vote of a majority of the shares of the class(es) of capital stock entitled to vote for the election of directors; or (2) a resolution adopted by a majority of the full board of directors. The board shall not have the power to suspend, repeal, amend or otherwise alter a portion of the bylaws enacted by shareholders if the shareholders expressly provide against such action, or except in the event of an emergency as provided in the General and Business Corporation Law of Missouri Section 351.290.
Dissenters’ Rights/Appraisal	Pursuant to the Mississippi Business Corporation Act, a BancorpSouth shareholder generally is entitled to appraisal rights and to obtain payment of the fair value of shares in the event of the following corporate actions, with certain exceptions and limits: (i) consummation of a merger to which BancorpSouth is a party if shareholder approval is required for the merger by the Mississippi Business Corporation Act and the shareholder is entitled to vote on the merger, except that appraisal rights are not available with respect to shares of any class or series that remain outstanding after consummation of the merger; (ii) consummation of a share exchange to which BancorpSouth is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights are not available with respect to any class or series of BancorpSouth shares that is not exchanged; (iii) consummation of certain dispositions of assets if the shareholder is entitled to vote on the	The General and Business Corporation Law of Missouri Section 351.455 provides that any shareholder shall be deemed a dissenting shareholder and entitled to appraisal if such shareholder (1) owns stock of City Bancorp as of the record date of the meeting of shareholders at which the plan of merger is submitted to a vote, (2) files a written objection to the merger before or after the meeting, (3) does not vote in favor of the meeting, and (4) makes a written demand on the surviving corporation within 20 days after the merger is effected for payment of the fair value of such shareholder’s shares as of the day before the date on which the vote approving the merger was taken. The surviving corporation shall pay to each dissenting shareholder the fair value of his or her shares.

	BancorpSouth	City Bancorp
	Shareholder Rights	Shareholder Rights

disposition; (iv) amendment of the restated articles of incorporation of BancorpSouth that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if BancorpSouth has the obligation or right to repurchase the fractional share so created; or (v) other situations provided for in BancorpSouth’s governing corporate instruments or by resolution of the board of directors.
Anti-Takeover Provisions
Shareholders Rights Plan	BancorpSouth has implemented a shareholders rights plan (which is commonly referred to as a ‘‘poison pill”) under which a common stock purchase right attaches to and trades with each share of BancorpSouth common stock (including shares of BancorpSouth common stock to be issued to City Bancorp shareholders in connection with the merger). Upon the occurrence of certain events, including the acquisition of, or tender offer for, 20% or more of the outstanding shares of BancorpSouth common stock by any person or entity, then the holders of each such purchase right (except those held by the person acquiring the shares or making the tender offer) will be entitled to purchase one share of BancorpSouth common stock at a price equal to 50% of the then current market price.	City Bancorp does not have a shareholders rights plan.
Control Share Acquisitions
Pursuant to the Mississippi Control Share Act, control shares that are the subject of a control share acquisition only have voting rights as determined by the Mississippi Control Share Act. ‘‘Control shares” are shares acquired by a person under certain circumstances which would result in voting power, when added to all other shares owned by such person, that would give that person (i)   one-fifth or more but less than one-third of all voting power, (ii) one-third or more but less than a majority of all voting power, or (iii) a majority or more of all voting power.

In general, the voting rights of control shares are restored if, by reason of subsequent issuance of shares or other

The amended articles of incorporation of City Bancorp provides that Section   351.407 of the General and Business Corporation Law of Missouri regarding control share acquisitions becomes applicable to City Bancorp in the event that City Bancorp becomes an ‘‘issuing public company.”
The General and Business Corporation Law of Missouri Section   351.407 provides that control shares acquired in a control share acquisition have the same voting rights as were accorded the shares before the control share acquisition only to the extent granted by resolution approved by the shareholders. To be approved under this section, the resolution must be approved (i)   by the affirmative vote of

	BancorpSouth	City Bancorp
	Shareholder Rights	Shareholder Rights

	transactions by the ‘‘issuing public corporation,” the voting power of those control shares is reduced to a range of voting power for which approval has been granted or is not required, upon transfer of such shares to certain other persons or upon the expiration of three years after the date that the shareholders failed to approve a resolution according voting rights to those control shares.	a majority of all outstanding shares entitled to vote at such meeting voting by class if required by the terms of such shares, and (ii) by the affirmative vote of a majority of all outstanding shares entitled to vote at such a meeting voting by class if required by the terms of such shares, excluding all interested shares.
The Mississippi Control Share Act excludes any state or national bank or any bank holding company from its definition of ‘‘issuing public company” and, therefore, does not apply to BancorpSouth. BancorpSouth has not elected to be subject to the Mississippi Control Share Act in its restated articles of incorporation.
Votes on Extraordinary Corporate Transactions	The restated articles of incorporation of BancorpSouth provide that the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock is required in the event that the board of directors does not recommend to the shareholders a vote in favor of a merger or consolidation of BancorpSouth with, or a sale, exchange or lease of all or substantially all of the assets of BancorpSouth to, any person or entity. Pursuant to the Mississippi Business Corporation Act, in the case of a merger or share exchange, with some exceptions, BancorpSouth’s board of directors must submit the plan of merger or share exchange to the shareholders for approval and the approval of the plan of merger or share exchange generally requires the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the shares entitled to vote on the plan exists. The Mississippi Business Corporation Act provides that a sale, lease, exchange or other disposition of assets, subject to certain exceptions, requires approval of BancorpSouth’s shareholders if BancorpSouth would leave the corporation without a significant continuing business activity. If BancorpSouth retains a business
The General and Business Corporation Law of Missouri Sections 351.425 and 351.430 provide that, in the case of a merger or consolidation, the plan of merger or plan of consolidation shall be submitted to a vote at either an annual or special meeting of the City Bancorp shareholders. Written or printed notice, or both, stating that the purpose of the meeting is to consider a plan of merger or consolidation, together with a copy of such plan or summary thereof, shall be given to each shareholder record entitled to vote at the meeting. At such a meeting, the plan of merger or consolidation shall be approved upon receiving the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote at such a meeting.

After the board of directors has adopted a resolution recommending a sale, lease, exchange or other disposition of assets of City Bancorp and has submitted the disposition to a shareholder vote at either a special or annual meeting, the General and Business Corporation Law of Missouri Section   351.400 requires the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote at such meeting to authorize the transaction, except that

	BancorpSouth	City Bancorp
	Shareholder Rights	Shareholder Rights

	activity that represented at least 25% of total assets at the end of the most recently completed fiscal year, and 25% of either income from continuing operations before taxes or revenues from continuing operations for that fiscal year, in each case of BancorpSouth and its subsidiaries on a consolidated basis, BancorpSouth will conclusively be deemed to have retained a ‘‘significant continuing business activity.” The board of directors must submit the proposed disposition to the shareholders for their approval and the approval of a disposition by the shareholders shall require the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the shares entitled to vote on the disposition exists.	such a proposed sale, lease or exchange need not be adopted by the board of directors and may be directly submitted to any annual or special meeting of the shareholders.

Votes on Transactions with Certain Shareholders, including Business Combinations Involving Interested Shareholders
The Mississippi Shareholder Protection Act generally provides that in addition to any vote required by law or BancorpSouth’s governing corporate instruments and subject to certain exceptions, certain business combinations with interested shareholders shall be approved by the affirmative vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of BancorpSouth, voting together as a single class, and two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the interested shareholder who is (or whose affiliate or associate is) a party to the business combination or an affiliate or associate of the interested shareholder, voting together as a single class. Pursuant to the Mississippi Shareholder Protection Act, a ‘‘business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities and similar transactions with interested shareholders, and an ‘‘interested shareholder” is generally any person or entity that beneficially owns 20% or more of the voting power of any outstanding class or series of BancorpSouth stock.

The amended articles of incorporation of City Bancorp apply Section   351.459 of the General and Business Corporation Law of Missouri to City Bancorp.

A ‘‘business combination” under Section   351.459 of the General and Business Corporation Law of Missouri means: (i)   a merger or consolidation; (ii) sale or other disposition of 10% or more of City Bancorp to an interested shareholder; (iii)   the issuance or transfer of stock to an interested shareholder with a market value of five percent or more of all outstanding shares; (iv)   the adoption of a plan for liquidation or dissolution proposed by or pursuant to an agreement with an interested shareholder; (v)   a reclassification of securities proposed or pursuant to an agreement with an interested shareholder; (vi)   receipt by an interested shareholder of benefits such as any loans or other financial assistance or any tax credits or advantages, except proportionately as a shareholder. An ‘‘interested shareholder” is a beneficial owner of 20% or more of the outstanding shares of City Bancorp common stock.

Section 351.459.2 of the General and Business Corporation Law of Missouri

BancorpSouth	City Bancorp
Shareholder Rights	Shareholder Rights

The restated articles of incorporation of BancorpSouth provide that the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock of BancorpSouth and the affirmative vote of the holders of not less than 67% of the outstanding shares of voting stock of BancorpSouth not held by a shareholder owning or controlling 20% or more of BancorpSouth’s voting stock at the time of the proposed transaction (which is referred to as a “controlling party”) is required for the approval or authorization of a merger, consolidation, sale, exchange or lease of all or substantially all of BancorpSouth’s assets if the transaction involves any controlling party, with certain exceptions such as approval of the transaction by a majority of the entire board of directors.
provides that City Bancorp shall not engage in any business combination with any interested shareholder for a period of five years following such shareholder becoming an interested shareholder unless such business combination was approved by the board of directors on or prior to the date of becoming an interested shareholder. If a good faith proposal is made in writing to the board of directors regarding a business combination, the board of directors shall accept or revoke the approval in writing. If the board of directors does not accept the offer within 60   days they will be deemed to have rejected the business combination.

Under Section   351.459.3(1) of the General and Business Corporation Law of Missouri, an interested shareholder of City Bancorp may engage in a business combination with City Bancorp if the business combination is approved by the board of directors prior to the shareholder becoming an interested shareholder. Under Section   351.459.3(2), an interested shareholder may also engage in a business combination with City Bancorp if such business combination was approved by the affirmative vote of a majority of the shareholders of City Bancorp at a meeting called for such purpose no earlier than five years after the person became an interested shareholder.

Section 351.459.3(3) of the General and Business Corporation Law of Missouri provides that an interested shareholder of City Bancorp may engage in a business combination with City Bancorp without regard to the date it became an interested shareholder provided that it meets certain conditions including (i) the cash consideration to be paid to shareholders, (ii) the amount of cash consideration to be paid to shareholders compared to what the interested shareholder paid to acquire his stock, (iii) the obligation of the interested shareholder to buy-out all of the beneficial owners of City

	BancorpSouth	City Bancorp
	Shareholder Rights	Shareholder Rights

Bancorp’s stock for cash, and (iv) after becoming an interested shareholder and prior to the consummation of the business combination, the interested shareholder had not become the beneficial owner of any additional shares of City Bancorp.
Consideration of Other Constituencies	The Mississippi Business Corporation Act provides that a BancorpSouth director, in determining what he reasonably believes to be in the best interests of BancorpSouth, shall consider the interests of BancorpSouth’s shareholders and, in his discretion, may consider the interests of BancorpSouth’s employees, suppliers, creditors and customers, the economy of the state and nation, community and societal considerations and the long-term as well as short-term interests of BancorpSouth, including the possibility that such interests may be best served by the continued independence of BancorpSouth.	The General and Business Corporation Law of Missouri Section 351.347 provides that a City Bancorp director, in exercising his or her judgment concerning any acquisition proposal, may consider social, legal and economic effects on employees, suppliers, customers and others having similar relationships with City Bancorp and the communities in which City Bancorp conducts its business.
Restrictions on Transfer	Shares of BancorpSouth common stock to be issued as merger consideration will be freely transferable without restriction by those shareholders who are not deemed to be ‘‘affiliates” of City Bancorp. An ‘‘affiliate” of a company generally includes its executive officers, directors and holders of 10% or more of the company’s voting stock. Under Securities and Exchange Commission rules, affiliates of City Bancorp at the time of the City Bancorp special meeting who are not affiliates of BancorpSouth may sell their shares of BancorpSouth common stock received by them as merger consideration (i) during the one-year period following completion of the merger, subject to limitations on the number of shares that may be sold during any three-month period, the requirement that BancorpSouth maintain current public information and restrictions on the manner in which the shares may be sold, (ii) after one year following completion of the merger, without such limitations and restrictions subject to the requirement that BancorpSouth maintain current public information, and (iii) after two years following	Under Article 16 of the amended articles of incorporation of City Bancorp no shareholder shall transfer or dispose of any shares of City Bancorp common stock unless the shareholder has: (i) first offered the shares to City Bancorp; or (ii) the transfer is a permitted transfer under the amended articles of incorporation. A permitted transfer is a transfer by the shareholder: (i) to a trust controlled by the shareholder; (ii) to a trust established for the benefit of the shareholder, the shareholder’s spouse, and/or descendants of the shareholder; (iii) to an entity controlled by the shareholder; (iv) to the shareholder’s spouse (except pursuant to a dissolution of marriage decree); (v) to the shareholder’s descendants; (vi) to a family owned entity where the shareholder holds at least 50% ownership of the capital and/or voting rights of such entity; or (vii) for the benefit of the shareholder’s spouse or descendants by reason of death of the shareholder.

If City Bancorp does not exercise its right to purchase the selling shareholder’s shares of City Bancorp

BancorpSouth	City Bancorp
Shareholder Rights	Shareholder Rights

completion of the merger, without any restrictions.	common stock, the selling shareholder shall have 50 days to sell the shares of City Bancorp common stock to the third party. If the sale does not occur within such 50- day period, the selling shareholder must again offer the shares of common stock to City Bancorp prior to selling to a third party. If the shareholder’s shares of City Bancorp common stock are passed to a third party upon the death of such shareholder who is not a permitted transferee, City Bancorp shall have the right to purchase such shares of any City Bancorp common stock pursuant to the previous procedures.

The purchase price to be paid by City Bancorp in the case of a transfer to a third party shall be the price offered by the third party purchaser. The purchase price to be paid by City Bancorp in a transfer upon death to a transferee who is not a permitted transferee shall be the fair market value of the shares of City Bancorp common stock as determined pursuant to Article 16 of the amended articles of incorporation.

A pledge of a shareholder’s shares of City Bancorp common stock is not deemed to be a transfer if the pledgee agrees to be bound by Article 16.

WHERE YOU CAN FIND MORE INFORMATION

BancorpSouth has filed with the Securities and Exchange Commission under the Securities Act of 1933 a registration statement on Form S-4 that registers the distribution to City Bancorp shareholders of the shares of BancorpSouth common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about BancorpSouth, City Bancorp and BancorpSouth common stock. The rules and regulations of the Securities and Exchange Commission allow BancorpSouth to omit certain information included in the registration statement from this Proxy Statement/Prospectus.

In addition, BancorpSouth files reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the Securities and Exchange Commission:

Public Reference Room	New York Regional Office	Chicago Regional Office
450 Fifth Street, N.W.	Woolworth Center	Citicorp Center
Room 1024	233 Broadway	500 West Madison Street
Washington, D.C. 20549	New York, New York 10279	Suite 1400
Chicago, Illinois 60661-2511

You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

The Securities and Exchange Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like BancorpSouth, which file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov. The reports and other information filed by BancorpSouth with the Securities and Exchange Commission are also available at BancorpSouth’s Internet world wide web site. The address of the site is http://www.bancorpsouth.com. We have included the web addresses of the Securities and Exchange Commission and BancorpSouth as inactive textual references only. Except as specifically incorporated by reference into this Proxy Statement/Prospectus, information on those web sites is not part of this Proxy Statement/Prospectus.

You can also inspect reports, proxy statements and other information about BancorpSouth at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The Securities and Exchange Commission allows BancorpSouth to “incorporate by reference” information into this Proxy Statement/Prospectus from documents that it has previously filed with the Securities and Exchange Commission. This means that BancorpSouth can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. These documents contain important information about BancorpSouth and its financial condition, operations and business. The information incorporated by reference is considered to be a part of this Proxy Statement/Prospectus, except for any information that is superseded by other information contained directly in this Proxy Statement/Prospectus or in documents filed by BancorpSouth with the Securities and Exchange Commission after the date of this Proxy Statement/Prospectus. Information incorporated from another document is considered to have been disclosed to you whether or not you chose to read the document.

This Proxy Statement/Prospectus incorporates by reference the following documents with respect to BancorpSouth:

•	BancorpSouth’s Annual Report on Form 10-K for the year ended December 31, 2005;

•	BancorpSouth’s Quarterly Report on Form 10-Q for the three months ended March 31, 2006;

•	BancorpSouth’s Quarterly Report on Form 10-Q for the three months ended June 30, 2006;

•	BancorpSouth’s Quarterly Report on Form 10-Q for the three months ended September 30, 2006;

•	BancorpSouth’s Current Report on Form 8-K dated January 23, 2006;

•	BancorpSouth’s Current Report on Form 8-K dated March 2, 2006;

•	BancorpSouth’s Current Report on Form 8-K dated April 21, 2006;

•	BancorpSouth’s Current Report on Form 8-K dated April 27, 2006;

•	BancorpSouth’s Current Report on Form 8-K dated May 1, 2006;

•	BancorpSouth’s Current Report on Form 8-K dated July 26, 2006;

•	BancorpSouth’s Current Report on Form 8-K dated October 20, 2006;

•	BancorpSouth’s Current Report on Form 8-K dated October 31, 2006;

•	BancorpSouth’s Current Report on Form 8-K dated November 14, 2006;

•	BancorpSouth’s Annual Report for the BancorpSouth, Inc. Amended and Restated Salary Deferral — Profit Sharing Employee Stock Ownership Plan on Form 11-K for the year ended December 31, 2005;

•	the description of BancorpSouth common stock contained in BancorpSouth’s Registration Statement on Form 8-A dated May 14, 1997;

•	the description of BancorpSouth common stock purchase rights contained in BancorpSouth’s Registration Statement on Form 8-A dated May 14, 1997; and

•	the description of amendments to BancorpSouth common stock purchase rights contained in an amended Registration Statement on Form 8-A/A dated as of March 28, 2001.

All documents and reports filed by BancorpSouth with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this Proxy Statement/Prospectus and the date of the special meeting of shareholders of City Bancorp are incorporated by reference into this Proxy Statement/Prospectus. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

BancorpSouth has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to BancorpSouth and BancorpSouth Bank.

You can obtain copies of the documents incorporated by reference in this Proxy Statement/Prospectus with respect to BancorpSouth without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this Proxy Statement/Prospectus, by requesting them in writing or by telephone from BancorpSouth at the following:

BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804
(662) 680-2000
Attention: Cathy S. Freeman, Corporate Secretary

If you would like to request documents from BancorpSouth, please do so by February 9, 2007 in order to receive them before the City Bancorp special meeting. You can also obtain copies of these documents from the Securities and Exchange Commission through the Securities and Exchange Commission’s or BancorpSouth’s Internet world wide web site or at the Securities and Exchange Commission’s address described in this section above.

You should rely only on the information contained in or incorporated by reference in this Proxy Statement/Prospectus in considering how to vote your shares. Neither BancorpSouth nor City Bancorp has authorized anyone to provide you with information that is different from the information in this document. This Proxy Statement/Prospectus is dated January 16, 2007. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this Proxy

Statement/Prospectus nor the issuance of BancorpSouth common stock in the merger shall create any implication to the contrary.

2007 ANNUAL SHAREHOLDERS MEETINGS AND SHAREHOLDER PROPOSALS

BancorpSouth

If the merger is completed, those City Bancorp shareholders receiving BancorpSouth common stock as merger consideration will become shareholders of BancorpSouth; however, since it is anticipated that the merger will not occur until later in the first quarter of 2007, City Bancorp shareholders receiving BancorpSouth common stock as merger consideration will not become shareholders of BancorpSouth in time to submit shareholder proposals or nominate directors for BancorpSouth’s board of directors to be considered or voted upon at BancorpSouth’s 2007 annual meeting of shareholders. The dates and instructions as to when shareholder proposals intended to be presented at BancorpSouth’s 2008 annual meeting of shareholders and nominations for BancorpSouth’s board of directors for BancorpSouth’s 2008 annual meeting of shareholders will be set forth in BancorpSouth’s 2007 Proxy Statement prepared in connection with BancorpSouth’s 2007 annual meeting of shareholders.

City Bancorp

City Bancorp will hold a 2007 annual meeting of shareholders only if the merger is not completed before the time of its regularly scheduled annual meeting in 2007.

LEGAL MATTERS

Riley, Caldwell, Cork & Alvis, P.A., Tupelo, Mississippi, counsel to BancorpSouth, will pass upon the validity of the shares of BancorpSouth common stock to be issued in the merger. Waller Lansden Dortch & Davis, LLP, Nashville, Tennessee, special counsel to BancorpSouth, will deliver its opinion to BancorpSouth as to certain tax matters concerning the merger. Polsinelli Shalton Welte Suelthaus PC, St. Louis, Missouri, counsel to City Bancorp, will deliver its opinion to City Bancorp as to certain tax matters concerning the merger.

EXPERTS

The consolidated financial statements of BancorpSouth as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the related registration statement on Form S-4 in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Annex A

AGREEMENT AND PLAN OF MERGER
By and Between
BANCORPSOUTH, INC.
And
CITY BANCORP
Dated as of October 31, 2006

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of October 31, 2006 (“Agreement”), by and among BANCORPSOUTH, INC., a Mississippi corporation (“BancorpSouth”), and CITY BANCORP, a Missouri corporation (“City Bancorp”).

RECITALS:

WHEREAS, BancorpSouth is the parent corporation of BancorpSouth Bank, a Mississippi banking corporation (“BancorpSouth Bank”);

WHEREAS, City Bancorp is the sole shareholder of The Signature Bank, a Missouri banking corporation (“The Signature Bank”);

WHEREAS, BancorpSouth and City Bancorp have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transactions provided for herein in which City Bancorp will merge with and into BancorpSouth (the “Merger”), subject to the terms and conditions set forth herein;

WHEREAS, the parties intend that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

THE MERGER

1.1  The Merger.  Subject to the terms and conditions of this Agreement, in accordance with the Mississippi Business Corporation Act (the “MBCA”) and the General and Business Corporation Law of Missouri (the “GBCLM”), at the Effective Time (as defined in Section 1.2), City Bancorp shall merge with and into BancorpSouth. BancorpSouth shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger, and shall continue its corporate existence under the laws of the State of Mississippi. The name of the Surviving Corporation shall continue to be “BancorpSouth, Inc.” Upon consummation of the Merger, the separate corporate existence of City Bancorp shall terminate.

1.2  Effective Time.

(a) The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) which shall be filed on the Closing Date (as defined in Section 10.1) with the Secretary of State of the State of Mississippi (the “Mississippi Secretary”) and the Secretary of State of the State of Missouri (the “Missouri Secretary”).

(b) The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

1.3  Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in Section 79-4-11.06 of the MBCA and Section 351.458 of the GBCLM.

1.4  Conversion of City Bancorp Common Stock.

(a) At the Effective Time, each share of the common stock, $.067 par value per share, of City Bancorp (the “City Bancorp Common Stock”) issued and outstanding immediately prior to the Effective Time (other than City Bancorp Dissenting Shares (as defined below) and shares of City Bancorp Common Stock held directly or indirectly by BancorpSouth or City Bancorp or any of their respective Subsidiaries as defined in Section 3.2(c) hereof (as adjusted below), other than Trust Account Shares and DPC shares, as such terms are defined in this Section below) shall be converted, at the election of the holder thereof, into the right to receive the following, without interest:

(i) for each share of City Bancorp Common Stock with respect to which an election to receive cash has been made (a “Cash Election”), the right to receive in cash an amount equal to $34.08 (the “Cash Consideration” and, collectively, the “Cash Election Shares”);

(ii) for each share of City Bancorp Common Stock with respect to which an election to receive common stock, par value $2.50 per share, of BancorpSouth (the “BancorpSouth Common Stock”), together with the number of BancorpSouth Rights (as defined in Section 5.2 hereof) associated therewith, has been made (a “Stock Election”), the right to receive from BancorpSouth the number of shares of BancorpSouth Common Stock as is equal to the Exchange Ratio (as defined below) (the “Stock Consideration” and, collectively, the “Stock Election Shares”);

(iii) holders of more than one share of City Bancorp Common Stock may elect a combination of both cash and shares of BancorpSouth Common Stock (with such election referred to as a “Mixed Election”). For purposes of this Agreement, Cash Consideration, Stock Consideration and any combination thereof shall be collectively referred to herein as “Merger Consideration”; and

(iv) for each share of City Bancorp Common Stock other than City Bancorp Dissenting Shares (as defined below) and shares as to which a Cash Election or a Stock Election has been effectively made (collectively, “Non-Election Shares”), the right to receive from BancorpSouth such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 1.4(d).

At the Effective Time, cash in the amount of $1,500,000 multiplied by the Non-Dissenting Percentage and that number of shares of BancorpSouth Common Stock equal to 44,014.08 multiplied by the Exchange Ratio multiplied by the Non-Dissenting Percentage (collectively, such cash and shares being the ‘‘Escrow Fund”) will be deposited in escrow with Enterprise Bank & Trust Company (the “Escrow Agent”), pursuant to the terms of an Escrow Agreement related to certain litigation outstanding on the date hereof and any additional litigation related thereto (including without limitation any amendments, extensions, additional claims or other additional filings, in whatever forum, arising out of the same or related facts or circumstances), in substantially the form attached hereto as Exhibit 1.4 (the “Escrow Agreement”). For purposes of this Section, “Non-Dissenting Percentage” shall equal the quotient obtained by dividing (i) the number of shares of City Bancorp Common Stock with respect to which dissenters’ rights have not been exercised on or before the date of the City Bancorp Shareholders’ Meeting (as defined below) by (ii) the number of shares of City Bancorp Common Stock issued and outstanding as of such date. Such funds will be held in escrow pursuant to the terms of the Escrow Agreement. The Stock Consideration placed into escrow will be legally issued, outstanding and reflected on the books of BancorpSouth as issued and outstanding. Dividends payable on such shares of BancorpSouth Common Stock while such shares are held in escrow will be paid to the Escrow Agent for distribution to the appropriate former holders of City Bancorp Common Stock, and such persons, either individually or through the Co-Representatives appointed pursuant to the terms of the Escrow Agreement, to the extent the Co-Representatives have been granted such authority by such persons, shall have the voting rights associated with their respective portion of such BancorpSouth Common Stock while such shares are held in escrow.

(b) For purposes of this Agreement, the following terms shall have the following meanings:

(i) ‘‘Aggregate BancorpSouth Share Amount” shall be a number of shares of BancorpSouth Common Stock equal to the number of shares of City Bancorp Common Stock outstanding at the time of determination (after cancellation of shares of City Bancorp Common Stock held directly or indirectly by BancorpSouth or City Bancorp or any of their respective Subsidiaries, other than Trust Account Shares and DPC Shares (as defined below) and excluding City Bancorp Dissenting Shares (as defined below)) multiplied by the Exchange Ratio multiplied by 0.50.

(ii) ‘‘Exchange Ratio” shall be equal (rounded to the nearest ten-thousandth) to (x) 1.4908 if the Average BancorpSouth Common Stock Price is less than or equal to $22.86 (the “Lower Price”), (y) 1.2198 if the Average BancorpSouth Common Stock Price is greater than or equal to $27.94 (the “Higher Price”), or (z) if the Average BancorpSouth Common Stock Price is between the Lower Price and the Higher Price, the result obtained by dividing $34.08 by the Average BancorpSouth Common Stock Price. Notwithstanding the foregoing, (i) if the Average BancorpSouth Common Stock Price is less than $20.57 (the “City Bancorp Termination Price”), City Bancorp shall have the right to terminate this Agreement pursuant to Section 9.1(g) hereof (subject to BancorpSouth’s right to adjust the Exchange Ratio as described in such Section); and (ii) if the Average BancorpSouth Common Stock Price is greater than $30.73, the Exchange Ratio shall be decreased to that number which would cause the dollar value of the Stock Consideration valued using the Average BancorpSouth Common Stock Price to be equal to that which would have been payable had the Average BancorpSouth Common Stock Price been equal to $30.73. The “Average BancorpSouth Common Stock Price” means the average of the closing price per share of BancorpSouth Common Stock on the New York Stock Exchange (the “NYSE”) at the end of the regular session as reported on the Consolidated Tape, Network A, for the ten consecutive trading days ending on the date on which the last consent of the applicable federal and state regulatory authorities shall be received (the “Determination Date”).

(c) Fifty percent (50%) of the City Bancorp Common Stock issued and outstanding immediately prior to the Effective Time (other than City Bancorp Dissenting Shares (as defined below) and shares of City Bancorp Common Stock held directly or indirectly by BancorpSouth or City Bancorp or any of their respective Subsidiaries as defined in Section 3.2(c) hereof (as adjusted below), other than Trust Account Shares and DPC Shares), shall be exchanged for BancorpSouth Common Stock. Therefore, the total number of shares of City Bancorp Common Stock to be converted into Stock Consideration (the “Stock Conversion Number”) shall be equal to the quotient obtained by dividing (x) the Aggregate BancorpSouth Share Amount by (y) the Exchange Ratio. All of the other shares of City Bancorp Common Stock shall be Cash Election Shares and shall therefore be converted into Cash Consideration (in each case, excluding shares of City Bancorp Common Stock to be cancelled pursuant to Subsection (e) below).

(d) As promptly as possible after the Election Deadline (as defined below), BancorpSouth shall cause the Exchange Agent (as defined in Section 2.1) to effect the allocation among holders of City Bancorp Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the aggregate number of shares of City Bancorp Common Stock with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration; and

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of

Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration and Cash Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

(e) At the Effective Time, all shares of City Bancorp Common Stock that are owned directly or indirectly by BancorpSouth or City Bancorp or any of their respective Subsidiaries, other than shares of City Bancorp Common Stock (i) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, and shares of BancorpSouth Common Stock which are similarly held, whether held directly or indirectly by BancorpSouth or City Bancorp, as the case may be, being referred to herein as “Trust Account Shares”) and (ii) held by BancorpSouth or City Bancorp or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of City Bancorp Common Stock, and shares of BancorpSouth Common Stock which are similarly held, whether held directly or indirectly by BancorpSouth or City Bancorp, being referred to herein as “DPC Shares”), shall be canceled and shall cease to exist, and no Merger Consideration or other consideration shall be delivered in exchange therefor. All shares of BancorpSouth Common Stock that are owned by City Bancorp or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become authorized but unissued shares of BancorpSouth.

(f) Each share of City Bancorp Common Stock converted into Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate (each a “Certificate”) previously representing any such shares of City Bancorp Common Stock shall thereafter only represent the right to receive (i) the number of whole shares of BancorpSouth Common Stock into which such share is convertible pursuant to Section 1.4(a) and (ii) the cash in lieu of fractional shares into which the shares of City Bancorp Common Stock represented by such Certificate have been converted pursuant to Section 1.4(a) and Section 2.2(f) hereof and (iii) Cash Consideration pursuant to Section 1.4(a) hereof. Certificates previously representing shares of City Bancorp Common Stock shall be exchanged for certificates representing whole shares of BancorpSouth Common Stock and cash in lieu of fractional shares issued in consideration therefor and Cash Consideration upon the surrender of such Certificates in accordance with Section 2.2 hereof, without any interest thereon. If, between the date of this Agreement and the Effective Time, the shares of BancorpSouth Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period (any such event, an “Anti-Dilution Event”), the Exchange Ratio and the Merger Consideration shall be adjusted to result in the same aggregate consideration being delivered to City Bancorp’s shareholders as would have been received had such Anti-Dilution Event not occurred.

(g) Notwithstanding anything in this Agreement to the contrary, shares of City Bancorp Common Stock which are outstanding immediately prior to the Effective Time and with respect to which dissenters’ rights shall have been properly demanded in accordance with Section 351.455 of the GBCLM (the “City Bancorp Dissenting Shares”) shall not be converted into the right to receive, or be exchangeable for, Merger Consideration or cash in lieu of fractional shares but, instead, the holders thereof shall be entitled to payment for the fair value of such City Bancorp Dissenting Shares as determined by a court of competent jurisdiction in accordance with the provisions of the GBCLM; provided, however, that (i) if any holder of City Bancorp Dissenting Shares shall subsequently deliver a written withdrawal of his demand for payment of the fair value of such shares, or (ii) if any holder fails to establish his entitlement to dissenters’ rights as provided in Section 351.455 of the GBCLM, such holder or holders (as the case may be) shall forfeit the right to determination of the fair value of such shares of City Bancorp Common Stock and each of such shares shall be treated as Non-Election Shares and shall thereupon be deemed to have been converted into the right to receive, and to have become exchangeable for, as of the Effective Time, Stock Consideration and/or cash in lieu of fractional shares and/or Cash Consideration, without any interest thereon, as provided in Sections 1.4(a) and 1.4(c) and Article II hereof.

1.5  Stock Options.  At the Effective Time, each option granted by City Bancorp under an Employee Plan (as defined in Section 4.11(a)) to purchase shares of City Bancorp Common Stock which is outstanding and unexercised (each, a “City Bancorp Option”) shall, by virtue of the Merger and without any further action by the holder thereof, cease to represent a right to acquire shares of City Bancorp Common Stock and shall be an option (the “New Option”) to purchase shares of BancorpSouth Common Stock. City Bancorp will timely update Section 4.2(a) of the City Bancorp Disclosure Schedule to identify the City Bancorp Options that are outstanding at the Effective Time. Each holder of a City Bancorp Option at the Effective Time will receive a New Option in substitution thereof in an amount and at an exercise price determined as provided below:

(a) The number of shares of BancorpSouth Common Stock to be subject to the New Option shall be equal to the number of whole shares of BancorpSouth Common Stock to which the holder of the City Bancorp Option would have been entitled under Section 1.4(a) of this Agreement had the City Bancorp Option been exercised in full immediately prior to the Effective Time and had such holder received only Stock Consideration in the Merger (with fractional shares rounded to the nearest whole shares); and

(b) The exercise price per share of BancorpSouth Common Stock under the New Option shall be equal to the aggregate exercise price for the shares of City Bancorp Common Stock otherwise purchasable under the City Bancorp Option divided by the number of shares of BancorpSouth Common Stock issuable under the New Option pursuant to Section 1.5(a); provided, however, the conversion formula shall be adjusted as necessary so it is a substitution that is described in Section 424(a) of the Code. Except as otherwise provided herein, the New Stock Options shall be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) and provide the same rights as were applicable to the corresponding City Bancorp Stock Options immediately prior to the Effective Time (but taking into account any changes thereto, including the acceleration of vesting thereof, provided for in the applicable stock option plan of City Bancorp (the “City Bancorp Stock Option Plan”) or in any award agreement thereunder by reason of this Agreement or the transaction contemplated hereby), all such terms to be set forth in the acknowledgement executed by City Bancorp Option holders as provided in Section 7.6(e).

(c) At the Effective Time, BancorpSouth shall either adopt the City Bancorp Stock Option Plan for the purpose of issuing New Options or, in BancorpSouth’s sole discretion, issue New Options under and subject to an appropriate stock option plan of BancorpSouth. BancorpSouth shall take all corporate action necessary to reserve for issuance a sufficient number of shares of BancorpSouth Common Stock for delivery upon exercise of the New Options. BancorpSouth shall take such action as is necessary to ensure that a registration statement on Form S-8, S-4 or other applicable form is effective to cover the shares of BancorpSouth Common Stock subject to the New Options and shall thereafter use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as such New Options remain exercisable.

1.6  Tax Matters.  Notwithstanding any other provision contained in this Agreement, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code. It is intended that this Agreement shall provide for “fixed consideration” pursuant to Treasury Regulations 1.368-1(e)(2)(iii)(A) and that the continuity of interest requirement under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code be measured by valuing the Merger Consideration on the last business day before the first date this Agreement is a binding contract (the “COI Testing Date”) in accordance with Treasury Regulations Section 1.368-1(e)(2). This Agreement shall be interpreted in a manner consistent with the intentions expressed in this Section 1.6. The parties agree that BancorpSouth may at any time change the method of effecting the combination of BancorpSouth and City Bancorp, including, without limitation, by merging City Bancorp with a direct wholly-owned subsidiary of BancorpSouth, and City Bancorp shall cooperate in such efforts, including by entering into an appropriate amendment to this

Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders hereunder); provided, however, that any such subsidiary shall become a party to, and shall agree to be bound by, the terms of this Agreement, and that any such change shall not (i) alter or change the kind or amount of Merger Consideration to be provided to holders of City Bancorp Common Stock as provided for in this Agreement, (ii) adversely affect the rights of holders of City Bancorp Options (hereinafter defined) or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.7  BancorpSouth Common Stock.  Except for shares of BancorpSouth Common Stock owned by City Bancorp or any of its Subsidiaries (other than Trust Account Shares and DPC Shares), which shall be converted into authorized but unissued stock of BancorpSouth as contemplated by Section 1.4 hereof, and for the issuance of the Stock Consideration, the shares of BancorpSouth Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.

1.8  Articles of Incorporation.  At the Effective Time, the Amended and Restated Articles of Incorporation of BancorpSouth, as in effect at the Effective Time, shall be the articles of incorporation of the Surviving Corporation.

1.9  Bylaws.  At the Effective Time, the Bylaws of BancorpSouth, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law and the articles of incorporation of the Surviving Corporation.

1.10  Directors and Officers.  The directors and officers of BancorpSouth immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

ARTICLE II.

EXCHANGE OF SHARES

2.1  BancorpSouth to Make Shares and Cash Available.  At or prior to the Effective Time, BancorpSouth shall deposit, or shall cause to be deposited, with Computershare Trust Company NA (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, the Cash Consideration, certificates representing the shares of BancorpSouth Common Stock constituting the Stock Consideration and the cash in lieu of fractional shares, other than the Cash Consideration and Stock Consideration that is part of the Escrow Fund (such cash and certificates for shares of BancorpSouth Common Stock being deposited with the Exchange Agent, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of City Bancorp Common Stock. No consideration shall be deposited for any City Bancorp Dissenting Shares except to the extent that, at least five business days prior to the Effective Time, BancorpSouth has received notice that the holder of any City Bancorp Dissenting Shares has delivered a withdrawal of his demand for the payment of the fair value of such shares or has otherwise failed to establish entitlement to dissenters’ rights with respect to such shares, in which case BancorpSouth shall deposit, or cause to be deposited, with the Exchange Agent Merger Consideration for such shares as if they were Non-Election Shares.

2.2  Exchange of Shares; Payment of Cash Consideration.

(a) At the time of the mailing of the Proxy Statement and Prospectus described in Section 7.1 hereof, BancorpSouth will cause the Exchange Agent to send to each holder of record of shares of City Bancorp Common Stock on the record date for the meeting of the shareholders of City Bancorp a letter of transmittal and election form (collectively, the “Election Form”) and other appropriate materials providing for such holder, subject to the provisions of Section 1.4 hereof, to make a Stock Election, Cash Election, Mixed Election or no election. As of the Election Deadline (as defined below), any shares of City Bancorp Common Stock with respect to which there shall not have been such election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed to be Non-Election Shares.

(i) Any Cash Election, Stock Election or Mixed Election shall have been validly made only if the Exchange Agent shall have received an Election Form properly completed on or before 5:00 p.m., Central Time, on the tenth business day immediately following the meeting of shareholders of City Bancorp described in Section 7.1 hereof (the “Election Deadline”). An election by a holder of shares of City Bancorp Common Stock shall be validly made only if the Exchange Agent shall have received an Election Form properly completed and executed (with the signature or signatures thereon guaranteed if required by the Election Form) by such holder of shares of City Bancorp Common Stock. An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and, if required by BancorpSouth, indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of City Bancorp Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. BancorpSouth shall have the right to make reasonable determinations and to establish reasonable procedures (not inconsistent with the terms of this Agreement) in guiding the Exchange Agent in its determination as to the validity of Election Forms and of any revision, revocation or withdrawal thereof.

(ii) Two or more holders of shares of City Bancorp Common Stock who are determined to constructively own shares owned by each other by virtue of Section 318(a) of the Code and who so certify to BancorpSouth’s satisfaction, and any single holder of shares of City Bancorp Common Stock who holds such shares in two or more different names and who so certifies to BancorpSouth’s satisfaction, may submit a joint Election Form covering the aggregate shares of City Bancorp Common Stock owned by all such holders or by such single holder, as the case may be. For all purposes of this Agreement, each such group of holders which, and each such single holder who, submits a joint Election Form shall be treated as a single holder of shares of City Bancorp Common Stock.

(iii) Each holder of record of shares of City Bancorp Common Stock who holds such shares as nominee, trustee or in other representative capacities (each, a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all shares of City Bancorp Common Stock held by that Representative for a particular beneficial owner.

(iv) Any holder of shares of City Bancorp Common Stock who has made an election by submitting an Election Form to the Exchange Agent may, at any time prior to the Election Deadline, change such holder’s election by submitting a revised Election Form, properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline. Any holder of shares of City Bancorp Common Stock may, at any time prior to the Election Deadline, revoke such holder’s election by written notice to the Exchange Agent received at any time prior to the Election Deadline.

(b) As soon as practicable after the Election Deadline (the “Allocation Date”), the Exchange Agent shall effectuate the allocation among the holders of shares of City Bancorp Common Stock of rights to receive the Stock Consideration, the Cash Consideration or a combination of both the Stock Consideration and the Cash Consideration in the Merger in accordance with the terms of this Section. As more fully set forth in Section 1.4 above, the aggregate number of shares of City Bancorp Common Stock to be converted in the Merger into the right to receive Cash Consideration may not exceed 50% of the outstanding shares of City Bancorp Common Stock, and the aggregate number of shares of City Bancorp Common Stock to be converted in the Merger into the right to receive Stock Consideration may not exceed 50% of the total number of outstanding shares of City Bancorp Common Stock.

(c) No dividends or other distributions declared after the Effective Time with respect to BancorpSouth Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender by a record holder of a Certificate in accordance with this Article II, BancorpSouth shall promptly pay the record holder thereof any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of BancorpSouth Common Stock represented by such Certificate.

(d) If any certificate representing shares of BancorpSouth Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes payable by reason of the issuance of a certificate representing shares of BancorpSouth Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of City Bancorp of the shares of City Bancorp Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for certificates representing shares of BancorpSouth Common Stock as provided in this Article II.

(f) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of BancorpSouth Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to BancorpSouth Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of BancorpSouth. In lieu of the issuance of any such fractional share, BancorpSouth shall pay to each former shareholder of City Bancorp who otherwise would be entitled to receive a fractional share of BancorpSouth Common Stock an amount in cash equal to the product of (x) the closing price of BancorpSouth Common stock on the New York Stock Exchange on the Closing Date and (y) the fraction of a share of BancorpSouth Common Stock which such holder would otherwise be entitled to receive pursuant to Article I hereof.

(g) If BancorpSouth receives notice less than five business days prior to the Effective Time that a City Bancorp Dissenting Shareholder has failed to establish his entitlement to dissenters’ rights, such shareholder shall receive Merger Consideration from BancorpSouth directly, rather than out of the Exchange Fund, as if such shares were Non-Election Shares.

(h) Any portion of the Exchange Fund that remains unclaimed by the shareholders of City Bancorp for 12 months after the Effective Time shall be paid to BancorpSouth. Any shareholders of City Bancorp who have not theretofore complied with this Article II shall thereafter look only to BancorpSouth for payment of their portion of the Cash Consideration and their shares of BancorpSouth Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on BancorpSouth Common Stock deliverable in respect of each share of City Bancorp Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon and net of any amounts which were put into the Escrow Fund, to the extent that the Escrow Fund has not been released to shareholders of City Bancorp pursuant to the terms of the Escrow Agreement. Notwithstanding the foregoing, none of BancorpSouth, City Bancorp, the Exchange Agent or any other person shall be liable to any former holder of shares of City Bancorp Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(i) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by BancorpSouth, the posting by such person of a bond in such amount as is customarily required by BancorpSouth and Exchange Agent for other shareholders of BancorpSouth as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of BancorpSouth Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III.

DISCLOSURE SCHEDULES; STANDARDS FOR REPRESENTATIONS AND WARRANTIES

3.1  Disclosure Schedules.  On or prior to the date hereof, each of BancorpSouth and City Bancorp has delivered to the other party a schedule (in the case of City Bancorp, the “City Bancorp Disclosure Schedule,” and in the case of BancorpSouth, the “BancorpSouth Disclosure Schedule,” and, generally, a “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Article IV, in the case of City Bancorp, or Article V, in the case of BancorpSouth, or to one or more of such party’s covenants contained in Article VI; provided, however, that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or could be reasonably expected to have a Material Adverse Effect (as defined in Section 3.2 below) with respect to either City Bancorp or BancorpSouth, respectively.

3.2  Standards.

(a) As used in this Agreement, the term “Material Adverse Effect” means, with respect to City Bancorp, an event affecting or a change with respect to City Bancorp or its Subsidiaries which (i) individually or in the aggregate has resulted or is reasonably expected by BancorpSouth, to result in losses, damages, liabilities, costs, expenses, judgments or fines in an amount of $750,000 or greater; or (ii) is materially adverse to (A) the business, condition, assets, properties, rights or results of operations of City Bancorp and its Subsidiaries taken as a whole (unless otherwise specified) or (B) the ability of City Bancorp and its Subsidiaries to consummate the transactions contemplated hereby; provided that, for purposes of clauses (i) and (ii), Material Adverse Effect shall specifically exclude any adverse effect attributable to or resulting from (1) any change in banking laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (2) any change in generally accepted accounting principles (“GAAP”) or regulatory accounting principles applicable to banks or their holding companies generally, (3) any action or omission of City Bancorp or any Subsidiary of City Bancorp taken with the express prior written consent of BancorpSouth, (4) any out-of-pocket expenses incurred by City Bancorp where such expenses are contemplated by or reasonably incurred in connection with this Agreement or the transactions contemplated hereby, (5) any changes in general economic conditions or changes affecting the banking industry generally, including adverse changes in the banking or financial markets (provided such changes do not affect City Bancorp or The Signature Bank in a materially disproportionate manner to other entities of similar size and scope of operations as City Bancorp or The Signature Bank) or (6) the existence or results of the litigation that is the subject of the Escrow Agreement.

(b) As used in this Agreement, the term “Material Adverse Effect” means, with respect to BancorpSouth, an event affecting BancorpSouth or its Subsidiaries which is materially adverse to (i) the business, condition, assets, properties, rights or results of operations of BancorpSouth and its Subsidiaries taken as a whole or (ii) the ability of BancorpSouth and its Subsidiaries to consummate the transactions contemplated hereby; provided that Material Adverse Effect shall specifically exclude any adverse effect attributable to or resulting from (A) any change in banking laws, rules or regulations of general applicability, (B) any change in GAAP or regulatory accounting principles applicable to banks or their holding companies generally or interpretations thereof by courts or governmental authorities, (C) any action or omission of BancorpSouth or any Subsidiary of BancorpSouth taken with the express prior consent of City Bancorp, (D) any expenses incurred by BancorpSouth where such expenses are contemplated by or reasonably incurred in connection with this Agreement or the transactions contemplated hereby, or (E) any changes in general economic conditions or changes affecting the banking industry generally, including adverse changes in the banking or financial markets (provided such changes do not affect BancorpSouth in a materially disproportionate manner to other entities of similar size and scope of operations as BancorpSouth or BancorpSouth Bank). Changes in the market price of BancorpSouth Common Stock shall not be considered Material Adverse Effects or otherwise considered a material change or circumstance for any purpose.

(c) As used in this Agreement, the word “Subsidiary” when used with respect to any party means any corporation, partnership, limited liability company or other person, entity or organization, whether incorporated or unincorporated, with respect to which such party owns, directly or indirectly, 50% or more of the equity or ownership interests, or an amount of voting securities or ownership interests sufficient to elect at least a majority of its board of directors or other governing body.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF CITY BANCORP

City Bancorp hereby represents and warrants to BancorpSouth as follows:

4.1  Corporate Organization.

(a) City Bancorp is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri. City Bancorp has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. City Bancorp is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to obtain such license or qualification would not have a Material Adverse Effect on City Bancorp. City Bancorp is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Charter and Bylaws of City Bancorp, copies of which have previously been provided to BancorpSouth, are true and correct copies of such documents as currently in effect. City Bancorp has no Subsidiaries other than The Signature Bank. Section 4.1(a) of the City Bancorp Disclosure Schedule includes a list of every entity in which City Bancorp owns, directly or indirectly, any shares of capital stock or any equity securities or ownership interests of any kind, describing the type of entity, its primary business(es) and the percentage ownership interest.

(b) The Signature Bank is a Missouri state bank duly organized, validly existing and in good standing under the laws of the State of Missouri. The deposit accounts of The Signature Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund (the ‘‘BIF”) to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Signature Bank has the corporate power and corporate authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Signature Bank is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to obtain such license or qualification would not have a Material Adverse Effect on The Signature Bank (taken alone). The Charter and Bylaws of The Signature Bank, copies of which have previously been provided to BancorpSouth, are true and correct copies of such documents as currently in effect. The Signature Bank has no Subsidiaries other than Signature Real Estate Holdings, LLC, a Missouri limited liability company (“Real Estate Company”), and does not own beneficially, directly or indirectly, any shares of any equity securities or ownership interests of any kind in any other corporation, partnership, limited liability company or other person, entity or organization, whether incorporated or unincorporated, of any kind. Section 4.1(b) of the City Bancorp Disclosure Schedule includes a list of every entity in which The Signature Bank owns, directly or indirectly, any shares of capital stock or any equity securities or ownership interests of any kind, describing the type of entity, its primary business(es) and the percentage ownership interest.

(c) Real Estate Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Missouri. Real Estate Company is a wholly owned Subsidiary of The Signature Bank and was formed in order to hold title to the real property located at 2620 East Sunshine, Springfield, Missouri 65804. Real Estate Company has the power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Real Estate Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where failure to obtain such license or qualification would not have a Material Adverse Effect on Real Estate Company (taken alone). The governing documents of the Real Estate Company, copies of which have previously been provided to BancorpSouth, are true and correct copies of such documents as currently in effect. Real Estate Company has no Subsidiaries and does not own beneficially, directly or indirectly, any shares of any equity securities or ownership interests of any kind in any other corporation, partnership, limited liability company or other person, entity or organization, whether incorporated or unincorporated, of any kind.

(d) The minute books of City Bancorp and each of its direct and indirect Subsidiaries contain true and correct records of all meetings and other actions held or taken since December 31, 2000 of their respective shareholders or members, as applicable, and Boards of Directors or other governing bodies (including committees of their respective Boards of Directors or other governing bodies).

4.2  Capitalization.

(a) The authorized capital stock of City Bancorp consists of 10,000,000 shares of City Bancorp Common Stock, $.067 par value. There are 4,885,589 shares of City Bancorp Common Stock issued and outstanding and no shares of City Bancorp Common Stock held by City Bancorp as treasury stock. There are 241,678 shares of City Bancorp Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise. All of the issued and outstanding shares of City Bancorp Common Stock have been duly authorized and validly issued and are fully paid, nonassessable, and were issued in compliance with and are currently free of all preemptive rights, with no personal liability attaching to the ownership thereof. Except for the options outstanding to purchase a total of 241,678 shares of City Bancorp Common Stock, City Bancorp does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of City Bancorp Common Stock or any other equity security or capital stock of City Bancorp or any securities representing the right to purchase or otherwise receive any shares of City Bancorp Common Stock or any other equity security or capital stock of City Bancorp. Set forth in Section 4.2(a) of the City Bancorp Disclosure Schedule is a complete and correct list, for each of the outstanding options, of the names of the optionees, the date of grant, the number of shares subject to each such option, the expiration date of each such option, the price at which each such option may be exercised, and the character of each as either an incentive stock option that is qualified under Section 422 of the Code or an option that is not so qualified. Also included in Section 4.2(a) of the City Bancorp Disclosure Schedule is a complete and correct list of all outstanding restricted shares of City Bancorp, including the name of the shareholder and the number of shares held by each shareholder.

(b) The authorized capital stock of The Signature Bank consists of 57,500 shares of The Signature Bank Common Stock, par value $50 per share. Except as set forth in Section 4.2(b) of the City Bancorp Disclosure Schedule, City Bancorp owns, directly or indirectly, all of the issued and outstanding shares of the capital stock of The Signature Bank, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable (except as otherwise provided by applicable federal law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. City Bancorp owns, directly or indirectly, all interests described in Section 4.1(a) of the City Bancorp Disclosure Schedule, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such membership interests are duly authorized and validly issued with no outstanding or future assessments or capital calls and free of preemptive rights, with no personal liability attaching to the ownership thereof. The Signature Bank owns, directly or indirectly, all of the membership interests in Real Estate Company and all interests described in Section 4.1(b) of the City Bancorp Disclosure Schedule, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such membership interests are duly authorized and validly issued with no outstanding or future assessments or capital calls and free of preemptive rights, with no personal liability attaching to the ownership thereof. Neither The Signature Bank nor Real Estate Company is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock, membership interest or any other equity security of any of such entities or any securities representing the right to purchase or otherwise receive any shares of capital stock, membership interest or any other equity security of any of such entities. There are no outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which City Bancorp or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock, membership interests or other equity securities of any of City Bancorp’s Subsidiaries.

4.3  Authority; No Violation.

(a) City Bancorp has full corporate power and corporate authority to execute and deliver this Agreement and, subject to the receipt of requisite approval by the shareholders of City Bancorp of this Agreement, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of City Bancorp. The Board of Directors of City Bancorp has directed that this Agreement and the transactions contemplated hereby be submitted to City Bancorp’s shareholders for approval at a meeting of such shareholders. Except for the adoption of this Agreement by the requisite vote of City Bancorp’s shareholders, no other proceedings on the part of City Bancorp or its Subsidiaries are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by City Bancorp, and (assuming due authorization, execution and delivery by BancorpSouth) this Agreement constitutes a valid and binding obligation of City Bancorp, enforceable against City Bancorp in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement, nor the consummation by City Bancorp of the transactions contemplated hereby, nor compliance by City Bancorp with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Charter or Bylaws of City Bancorp or the charter, articles of organization, bylaws, operating agreement or similar governing documents of any of City Bancorp’s Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to City Bancorp or any of its Subsidiaries, or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of City Bancorp or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which City Bancorp or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected unless, with respect to (ii) above, such violation, conflict, or breach would not have a Material Adverse Effect on City Bancorp.

4.4  Consents and Approvals.  Except for (a) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and the Department of Justice (“DoJ”), and approval of such applications and notices, (b) the filing of such applications, filings, authorizations, orders and approvals as may be required under applicable state law, (c) the filing with, and declaration of effectiveness by, the United States Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (such registration statement and any post-effective amendment thereto relating to this transaction, or any other registration statement on Form S-4 used in connection with the Merger, the “S-4”) in which will be included a prospectus and a proxy statement relating to the meeting of shareholders of City Bancorp to be held in connection with this Agreement and the transactions contemplated herein (the “Proxy Statement”), (d) the approval of this Agreement by the requisite vote of the shareholders of City Bancorp, (e) the filing of the Articles of Merger with the Mississippi Secretary and the Missouri Secretary, (f) the approval for listing of BancorpSouth Common Stock to be issued in the Merger on the NYSE, and (g) any consents, authorizations, approvals or filings in connection with compliance with the applicable provisions of federal and state securities laws and regulations relating to the regulation of registered representatives of broker-dealer firms and of any applicable self-regulating organization, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or with any third party are necessary in connection with (i) the execution and delivery by City Bancorp of this Agreement and (ii) the consummation by City Bancorp of the Merger and the other transactions contemplated hereby.

4.5  Reports.  City Bancorp and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2000 with (i) the Federal Reserve Board, (ii) the FDIC, (iii) any Federal Reserve Bank, (iv) any state banking commissions, including without limitation the Missouri Division or any other state regulatory authority (each a “State Regulator”) and (v) any self-regulatory organization (collectively, the “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of City Bancorp and its Subsidiaries, and except as described in Section 4.5 of the City Bancorp Disclosure Schedule, no Regulatory Agency has initiated any proceeding or, to the knowledge of City Bancorp, investigation into the business or operations of City Bancorp or any of its Subsidiaries since December 31, 2000. There is no unresolved outstanding violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of City Bancorp or any of its Subsidiaries.

4.6  Financial Statements.

(a) The audited consolidated financial statements of City Bancorp and its Subsidiaries for the fiscal years ended December 31, 2005, 2004 and 2003, and the unaudited financial statements of City Bancorp for the three-month period ended March 31, 2006 (collectively, the “City Bancorp Financial Statements”), including consolidated statements of condition, statements of earnings, changes in shareholders’ equity and cash flows and related notes, copies of which have been previously provided to BancorpSouth, fairly present in all material respects the consolidated financial position of City Bancorp and its Subsidiaries as of the respective dates thereof, and fairly present (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the results of the consolidated operations and consolidated financial position of City Bancorp and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such City Bancorp Financial Statements (including the related notes, where applicable) complies with applicable accounting requirements with respect thereto; and each of such City Bancorp Financial Statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto. The books and records of City Bancorp and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

(b) Neither City Bancorp nor any of its Subsidiaries (or any of its or their assets) are subject to any liability or obligation whatsoever, whether absolute, accrued, contingent, known, unknown, matured or unmatured, that is not reflected and adequately reserved against in the most recent balance sheet included in the City Bancorp Financial Statements (i) other than current liabilities incurred in the ordinary course of business since the date of the most recent balance sheet included in the City Bancorp Financial Statements, (ii) compensation payable upon the change in control effected by this Agreement, and (iii) transaction expenses such as legal, accounting and financial advisory fees relating to the transactions contemplated by this Agreement.

4.7  Broker’s Fees.  Other than Stifel Nicolaus & Company, Incorporated (“Stifel”), neither City Bancorp nor any of its Subsidiaries, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

4.8  Absence of Certain Changes or Events.

(a) Except as set forth in Section 4.8(a) of the City Bancorp Disclosure Schedule, since December 31, 2005, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to City Bancorp.

(b) Except as set forth in Section 4.8(b) of the City Bancorp Disclosure Schedule, since December 31, 2005, City Bancorp and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

(c) Section 4.8(c) of the City Bancorp Disclosure Schedule sets forth a true and correct list of all stock options granted since December 31, 2005. Since March 31, 2006, except as set forth in Section 4.8(c) of the City Bancorp Disclosure Schedule, neither City Bancorp nor any of its Subsidiaries has increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of March 31, 2006, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus (except for salary increases and bonus payments made in cash and in the ordinary course of business consistent with past practices) or granted any stock option.

4.9  Legal Proceedings.  Section 4.9 of the City Bancorp Disclosure Schedule lists all pending or, to City Bancorp’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against City Bancorp or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement, other than regularly scheduled examinations and similar routine investigations made by bank regulatory officials in the course of their supervision of City Bancorp or any of its Subsidiaries. Neither City Bancorp nor any of its Subsidiaries is a party to any, and there are no pending or, to City Bancorp’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against City Bancorp or any of its Subsidiaries challenging the validity or propriety of the transactions contemplated by this Agreement, other than regularly scheduled examinations and similar routine investigations made by bank regulatory officials in the course of their supervision of City Bancorp or any of its Subsidiaries, which has had, or could reasonably be expected to have, a Material Adverse Effect with respect to City Bancorp. There is no injunction, order, judgment, decree or regulatory restriction imposed upon City Bancorp or any of its Subsidiaries or the assets of City Bancorp or any of its Subsidiaries.

4.10  Taxes.

(a) (i) Each of City Bancorp and its Subsidiaries have duly and timely filed (including applicable extensions granted) all Tax Returns (as defined in this Section below) that it was required to file, and all such Tax Returns are true, complete and accurate in all material respects; (ii) except as disclosed in Section 4.10(a) of the City Bancorp Disclosure Schedule, City Bancorp and its Subsidiaries have timely paid all Taxes (as defined in this Section below) due and owing (whether or not shown on any Tax Return) and have adequately reserved in the financial statements of City Bancorp in accordance with GAAP for all Taxes (whether or not shown on any Tax Return) that have accrued but are not yet due or owing as of the dates thereof; (iii) there are no pending or, to the knowledge of City Bancorp, threatened audits, examinations, investigations, deficiencies, claims or other proceedings in respect of Taxes relating to City Bancorp or any Subsidiary of City Bancorp; (iv) there are no liens for Taxes upon the assets of City Bancorp or any Subsidiary of City Bancorp, other than liens for current Taxes not yet due; (v) neither City Bancorp nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any taxable year which have not subsequently been filed when due (pursuant to such extension), nor provided or been requested to provide any waivers of the time to assess any Taxes that are pending or outstanding; (vi) with respect to each taxable period of City Bancorp and its Subsidiaries, the federal and state income Tax Returns of City Bancorp and its Subsidiaries have either been audited by the Internal Revenue Service (the “IRS”) or appropriate state tax authorities or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review, except as disclosed in Section 4.10(a) of the City Bancorp Disclosure Schedule; (vii) neither City Bancorp nor any of its Subsidiaries (a) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than with a group the common parent of which was City Bancorp), (b) has ever been a party to any Tax sharing, indemnification or allocation agreement (other than with a group the common parent of which was City Bancorp), (c) has any liability for the Taxes of any person (other than City Bancorp or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or agreement, or otherwise and (d) is a party to any joint venture, partnership or other arrangement that is being treated as a partnership for federal income Tax purposes (other than those entities identified in Section 4.1(a) and Section 4.1(b) of the City Bancorp Disclosure Schedule); (viii) neither City Bancorp nor any of its Subsidiaries has been, at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code; (ix) neither City Bancorp nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger; (x) City Bancorp and each of its Subsidiaries have withheld with respect to its Employees all federal, state and foreign income taxes and social security charges and similar fees, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be withheld, and have timely paid such taxes withheld over to the appropriate authorities; (xi) neither City Bancorp nor any of its Subsidiaries has been a party to any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4(b) and (xii) no Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement.

(b) For the purposes of this Agreement, “Taxes” shall mean (i) all taxes, charges, fees, levies, penalties or other assessments imposed by any federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto and (ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law). For purposes of this Agreement, “Tax Return” shall mean any return, report or similar statement (including any related or supporting information) required to be filed with respect to any Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

4.11  Employees.

(a) Section 4.11(a) of the City Bancorp Disclosure Schedule sets forth a true, complete and correct list (all of which are collectively referred to as the “Employee Plans”) of all “employee benefit plans” as defined by section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder (collectively, “ERISA”), all specified fringe benefit plans as defined in section 6039D of the Code, and all other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit, or welfare plan, or employment, consulting, change in control, independent contractor, professional services, confidentiality, or non-competition agreement or any other similar plan, agreement, policy or understanding (whether written or oral, qualified or nonqualified), and any trust, escrow or other agreement related thereto, which (i) is now or was for the last six (6) years maintained or contributed to by City Bancorp or an ERISA Affiliate (as hereinafter defined), or (ii) with respect to which City Bancorp or any ERISA Affiliate has any obligations to any current or former officer, employee, service provider, or the dependents of any thereof, regardless of whether funded, or (iii) which could result in the imposition of any liability or obligation of any kind or nature, whether accrued, absolute, contingent, direct, indirect, known or unknown, perfected or inchoate or otherwise, and whether or not now due or to become due to City Bancorp or any ERISA Affiliate.

(b) City Bancorp has heretofore provided to BancorpSouth, and with respect to each of the Employee Plans, true and correct copies of each of the following documents, as applicable: (i) the Employee Plan document, (ii) the actuarial report, if any, for such Employee Plan for each of the last three (3) years, (iii) the most recent determination letter from the IRS for such Employee Plan, (iv) the IRS Form 5500 annual reports for such Employee Plan for each of the last three (3) years, (v) all personnel, payroll and employment manuals and policies, and (iv) the most recent summary plan description and related summaries of material modifications.

(c) Neither City Bancorp nor any ERISA Affiliate has been liable at any time for contributions to (i) a plan or program that is, or has been at any time, subject to section 412 of the Code, section 302 of ERISA and/or Title IV of ERISA, or (ii) a “multiemployer plan” (as defined in section 3(37) of ERISA).

(d) Except as described in Section 4.11(d) of the City Bancorp Disclosure Schedule, the form and operation of all Employee Plans is in compliance with the applicable terms of ERISA, the Code, and any other applicable laws, including the Americans with Disabilities Act of 1990, the Family Medical Leave Act of 1993 and the Health Insurance Portability and Accountability Act of 1996, and such Employee Plans have been operated in compliance with such laws and the written Employee Plan documents. Neither City Bancorp nor any fiduciary of an Employee Plan has violated the requirements of section 404 of ERISA. All required reports and descriptions of the Employee Plans (including Internal Revenue Service Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions and Summaries of Material Modifications) have been (when required, subject to applicable extensions) timely filed with the IRS and the United States Department of Labor (the “DOL”) and distributed as required to all participants and beneficiaries, and all notices required by ERISA or the Code with respect to the Employee Plans have been appropriately given. There have been no prohibited transactions with respect to the Employee Plans. Any contributions, including salary deferrals, required to be made under the terms of any of the Employee Plans as of the Effective Time has been timely made.

(e) Each Employee Plan that is intended to be qualified under section 401(a) of the Code has received a favorable determination letter from the IRS, and neither City Bancorp nor ERISA Affiliate has any knowledge of any circumstances that will or could result in revocation of any such favorable determination letter. Each trust created under any Employee Plan has been determined to be exempt from taxation under section 501(a) of the Code, and City Bancorp is not aware of any circumstance that will or could result in a revocation of such exemption. Each Employee Plan that is an employee welfare benefit plan (as defined in section 3(1) of ERISA) that utilizes a funding vehicle described in section 501(c)(9) of the Code or is subject to the provisions of section 505 of the Code has been the subject of a notification by the IRS that such funding vehicle qualifies for tax-exempt status under section 501(c)(9) of the Code or that the Employee Plan complies with section 505 of the Code, unless the IRS does not, as a matter of policy, issue such notification with respect to the particular type of plan. With respect to each Employee Plan, no event has occurred or condition exists that will or could give rise to a loss of any intended tax consequence or to any tax under section 511 of the Code.

(f) There are no pending claims, lawsuits or actions relating to any Employee Plan (other than ordinary course claims for benefits) and, to the knowledge of City Bancorp, none are threatened

(g) Except as described in Section 4.11(g) of the City Bancorp Disclosure Schedule, no written or oral representations have been made to any Employee or former Employee of City Bancorp or The Signature Bank or any ERISA Affiliate promising or guaranteeing any employer payment or funding, and no Employee Plans provide, for the continuation of medical, dental, life or disability insurance coverage for any period of time beyond the earlier of (i) the end of the current plan year, or (ii) the termination of employment (except to the extent of coverage required under Title I, Part 6, of ERISA).

(h) Except for the possibility of full vesting of Code section 401(a) plan account balances which may be necessitated by Code section 411(d)(3) in order for tax-qualified status to be retained and except as set forth in Section 4.11(h) of the City Bancorp Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not accelerate the time of vesting, of payment, or increase the amount, of compensation to any Employee, officer, former Employee or former officer of City Bancorp or any ERISA Affiliate. Except as set forth in Section 4.11(h) of the City Bancorp Disclosure Schedule, no wages, salaries, compensation, bonus, pension or other payments to any employee, affiliate, officer, director or broker of City Bancorp or The Signature Bank will be triggered by or result from the consummation of the transactions contemplated by this Agreement. No Employee Plan or other contracts or arrangements, including those contemplated in this Agreement, provide for payments or other benefits that would be triggered by the consummation of the transactions contemplated by this Agreement that would subject any person to excise tax under section 4999 of the Code (i.e., “golden parachute” taxes), and no action otherwise has been taken to accelerate payments or vesting and no agreement entered into by City Bancorp within the prior 12 months that would be treated as a parachute payment as defined in section 280G of the Code. All compensation amounts that have been paid or are payable are or will become deductible by City Bancorp or BancorpSouth pursuant to section 162 of the Code.

(i) City Bancorp and each ERISA Affiliate have at all times complied and currently comply in all material respects with the applicable continuation requirements for their welfare benefit plans, including (1) section 4980B of the Code and sections 601 through 608, inclusive, of ERISA, which provisions are hereinafter referred to collectively as “COBRA” and (2) any applicable state statutes mandating health insurance continuation coverage for employees. Section 4.11(i) of the City Bancorp Disclosure Schedule lists all of the former employees of City Bancorp or any ERISA Affiliate and their beneficiaries who have elected or are eligible to elect COBRA continuation of health insurance coverage under any Employee Plan offering health insurance or medical benefits.

(j) Neither City Bancorp nor any ERISA Affiliate has incurred any liability to the DOL, the Pension Benefit Guaranty Corporation (the ‘‘PBGC”) or the IRS in connection with any of the Employee Plans, and, to the best knowledge of City Bancorp, no condition exists that presents a risk to City Bancorp or any ERISA Affiliate of incurring any liability to the DOL, the PBGC or the IRS.

(k) For the purpose of this Section 4.11, the term “ERISA Affiliate” shall mean (i) any related company or trade or business that is required to be aggregated with City Bancorp under Code sections 414(b), (c), (m) or (o); (ii) any other company, entity or trade or business that has adopted or has ever participated in any Employee Plan; and (iii) any predecessor or successor company or trade or business of City Bancorp or any entity described in 4.11(k)(i) and (k)(ii). Each of the Employee Plans, City Bancorp and its ERISA Affiliates have properly classified individuals providing services to City Bancorp as independent contractors or employees, as the case may be.

(l) For the purpose of this Section 4.11, the term ‘‘Employee” shall be considered to include common law employees of City Bancorp or any ERISA Affiliate, individuals rendering personal services to City Bancorp or any ERISA Affiliate as independent contractors and leased employees of City Bancorp or any ERISA Affiliate as defined in Code section 414(n) and the regulations promulgated pursuant thereto.

(m) No lien, security interests or other encumbrances exist with respect to any of the assets of City Bancorp or any ERISA Affiliate which were imposed pursuant to the terms of the Code or ERISA and, to the knowledge of City Bancorp, no condition exists or could occur that would result in the imposition of such liens, security interests or encumbrances arising from or relating to the Employee Plans.

(n) Section 4.11(n) of the City Bancorp Disclosure Schedule contains a list of all participants in City Bancorp’s 401(k) Plan, Deferred Compensation Plan, Employee Stock Purchase Plan and stock incentive plans and the accrued benefits for each participant. Section 4.11(n) of the City Bancorp Disclosure Schedule also contains the name of each employee or service provider who is or may become entitled to severance benefits as a result of the Merger and the approximate value of such severance benefits.

(o) No Employee Plan provides for continuation of health benefits following termination of employment or retirement for any period following the expiration of COBRA.

(p) As of the date hereof, (i) there is no pending or, to City Bancorp’s knowledge, threatened employee strike, work stoppage or labor dispute, (ii) to City Bancorp’s knowledge, no union representation question exists respecting any employees of City Bancorp, no demand has been made for recognition by a labor organization by or with respect to any employees of City Bancorp, no union organizing activities by or with respect to any employees of City Bancorp are taking place, and none of the employees of City Bancorp are represented by any labor union or organization, (iii) no collective bargaining agreement exists or is currently being negotiated by City Bancorp, (iv) there is no pending or threatened unfair labor practice claim against City Bancorp before the National Labor Relations Board, or any strike, dispute, slowdown, or stoppage pending or, to City Bancorp’s knowledge, threatened against or involving any City Bancorp and none has occurred and (v) there are no pending or, to City Bancorp’s knowledge, threatened complaints or charges before any governmental entity regarding employment discrimination, safety or other employment-related charges or complaints, wage and hour claims, unemployment compensation claims, workers’ compensation claims or the like. City Bancorp is in compliance in all material respects with all federal, state and local laws regarding employment and employment practices, terms and conditions of employment, wages and hours, labor relations, and safety and health. City Bancorp has complied in all material respects with all requirements of the Immigration and Reform Control Act of 1986.

(q) Section 4.11(q) of the City Bancorp Disclosure Schedule contains a list of all of the employees of City Bancorp, their current salary or wage rates, bonus and other compensation, including stock options and stock grants, benefit arrangements, accrued sick days, vacation days and holidays, period of service, department and a job title or other summary of the responsibilities of such employees. Section 4.11(q) of the City Bancorp Disclosure Schedule also indicates whether such employees are part-time, full-time or on a leave of absence and the type of leave. All employees are employees at-will, unless otherwise specified in Section 4.11(q) of the City Bancorp Disclosure Schedule. Section 4.11(q) of the City Bancorp Disclosure Schedule lists all written agreements with employees of City Bancorp or The Signature Bank. Except as disclosed on Section 4.11(q) of the City Bancorp Disclosure Schedule, City Bancorp is not a party to any oral (express or implied) or written (i) employment agreement, (ii) material consulting agreement, or (iii) material independent contractor agreement with any individual or entity.

(r) City Bancorp is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or any other amounts required to be reimbursed to such employees (including accrued paid time off, accrued vacation, accrued sick leave and other benefits) or in the payment to the appropriate governmental authority of all required taxes, insurance, social security and withholding thereon.

(s) With respect to City Bancorp Options described in Section 4.2(a) of the City Bancorp Disclosure Schedule, all necessary corporate actions for awards to be effective occurred in a timely manner so that such awards were validly issued with an exercise price that was no less than the fair market value of City Bancorp Common Stock represented thereby and in the manner that is reflected on the records of City Bancorp and in Section 4.2(a) of the City Bancorp Disclosure Schedule.

4.12  City Bancorp Information.  The information relating to City Bancorp and its Subsidiaries which is provided to BancorpSouth by City Bancorp or its representatives for inclusion in the Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The S-4 and the Proxy Statement (except for such portions thereof that relate only to BancorpSouth or any of its Subsidiaries) will comply with the provisions of the Securities Act of 1933 (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations thereunder.

4.13  Compliance with Applicable Law.  City Bancorp and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied in all material respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to City Bancorp or any of its Subsidiaries, and neither City Bancorp nor any of its Subsidiaries knows of, or has received notice of any violations of any of the above.

4.14  Certain Contracts.

(a) Set forth in Section 4.14(a) of the City Bancorp Disclosure Schedule is a list of any contract or agreement (whether written or oral) to which City Bancorp or any of its Subsidiaries is a party to or bound by any contract or agreement (whether written or oral) (i) with respect to the employment of any employees, officers, directors or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from BancorpSouth, City Bancorp, the Surviving Corporation or any of their respective Subsidiaries to any employee, officer, director or consultant thereof, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which is not terminable on 90 days or less notice involving the payment of more than $100,000 per annum (per individual contract) or $500,000 in the aggregate (for all such contracts), (v) which requires the consent of a third party with respect to the transactions contemplated by this Agreement or pursuant to which such transactions trigger a default, termination right or termination fee, or (vi) which restricts the conduct of any line of business by City Bancorp or any of its Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a) is referred to herein as a “City Bancorp Contract.” City Bancorp has previously provided to BancorpSouth true and correct copies of each City Bancorp Contract.

(b) Each City Bancorp Contract described in clause (iii) of Section 4.14(a) is valid and binding and in full force and effect with respect to the obligations of City Bancorp or its Subsidiaries and, to the knowledge of City Bancorp, is valid and binding and in full force and effect with respect to the obligations of the counterparties thereto. City Bancorp and each of its Subsidiaries has performed all obligations required to be performed by it to date under each City Bancorp Contract described in clause (iii) of Section 4.14(a). Except as set forth in Section 4.14(b) of the City Bancorp Disclosure Schedule, no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of City Bancorp or any of its Subsidiaries under any City Bancorp Contract described in clause (iii) of Section 4.14(a). No other party to any City Bancorp Contract described in clause (iii) of Section 4.14(a) is, to the knowledge of City Bancorp, in default in any respect thereunder.

4.15  Agreements with Regulatory Agencies.  Neither City Bancorp nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, a “Regulatory Agreement”) any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has City Bancorp or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

4.16  Business Combination Provision; Takeover Laws.  City Bancorp, its Subsidiaries, and this Agreement and the transactions contemplated hereby, are not subject to or are exempt from the requirements of any “moratorium,” “control share,” “fair price” or other anti-takeover laws and regulations.

4.17  Environmental Matters.

(a) Except as disclosed in Section 4.17(a) of the City Bancorp Disclosure Schedule, each of City Bancorp and its Subsidiaries and, to the knowledge of City Bancorp, each of the Participation Facilities and the Loan Properties (each as defined below), are in compliance with all applicable federal, state and local laws, including common law, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the discharge of, or exposure to, Hazardous Materials (as hereinafter defined) in the environment or workplace (“Environmental Laws”);

(b) There is no suit, claim, action or proceeding, pending or, to the knowledge of City Bancorp, threatened, before any Governmental Entity or other forum in which City Bancorp, any of its Subsidiaries, or, to the knowledge of City Bancorp, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (ii) relating to the release, threatened release or exposure to any Hazardous Material occurring at or on a site owned, leased or operated by City Bancorp or any of its Subsidiaries, any Participation Facility or any Loan Property;

(c) Except as disclosed in Section 4.17(c) of the City Bancorp Disclosure Schedule, to the knowledge of City Bancorp, during the period of (i) City Bancorp’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former real properties, (ii) City Bancorp’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (iii) City Bancorp’s or any of its Subsidiaries’ interest in a

Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of City Bancorp, prior to the period of (i) City Bancorp’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (ii) City Bancorp’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (iii) City Bancorp’s or any of its Subsidiaries’ interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property; and

(d) The following definitions apply for purposes of this Section 4.17: (i) “Hazardous Materials” means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials, (ii) “Loan Property” means any property in which City Bancorp or any of its Subsidiaries holds a security interest as contemplated by 42 U.S.C. Û9601(20), and, where required by the context, said term means the owner or operator of such property; and (iii) “Participation Facility” means any facility in which City Bancorp or any of its Subsidiaries participates in the management as contemplated by 41 U.S.C. §9601(20) and, where required by the context, said term means the owner or operator of such property.

4.18  Insurance.  City Bancorp and its Subsidiaries are insured with reputable insurers against such risks customarily insured against by bank holding companies and their subsidiaries comparable in size and scope of operations to City Bancorp and its Subsidiaries and in such amounts as City Bancorp’s management reasonably has determined to be prudent in accordance with industry practices. All of such policies are in full force and effect; City Bancorp and its Subsidiaries are not in material default thereunder; and all claims thereunder for which a basis is known, or reasonably should be known, by City Bancorp have been filed in due and timely fashion.

4.19  Loan Portfolio.

(a) Except for matters disclosed in Section 4.19 of the City Bancorp Disclosure Schedule, The Signature Bank is not a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of September 30, 2006, over 90 days delinquent in payment of principal or interest or in default of any other provision of such Loan, or (ii) as of September 30, 2006, Loan with any director, executive officer or five percent (5%) or greater shareholder of City Bancorp, or to the knowledge of City Bancorp, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 4.19 of the City Bancorp Disclosure Schedule sets forth (i) all of the Loans of The Signature Bank that, as of September 30, 2006, were classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of The Signature Bank that, as of September 30, 2006, were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category and (iii) each asset of The Signature Bank that, as of September 30, 2006, was classified as “Other Real Estate Owned” and the book value thereof.

(b) Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) to the knowledge of City Bancorp, is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

4.20  Property.  City Bancorp has good and marketable title, free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests, to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the statement of financial condition of City Bancorp as of December 31, 2005 or acquired after such date, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date of this Agreement, (iv) dispositions and encumbrances of, or on, such properties or assets in the ordinary course of business or (v) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar liens and encumbrances arising in the ordinary course of business. All leases pursuant to which City Bancorp or any of its Subsidiaries as lessee leases real or personal property are valid and enforceable in accordance with their respective terms, and neither City Bancorp nor any of its Subsidiaries is, nor to the knowledge of City Bancorp, is any other party thereto, in default thereunder.

4.21  Certain Transactions.

(a) Except as set forth in Section 4.21 of the City Bancorp Disclosure Schedules, neither City Bancorp nor any of its Subsidiaries has provided, maintained, extended or renewed any loan or other credit that would have violated Section 13(k) of the Exchange Act had City Bancorp been an “issuer” as defined therein at the time such loan or other credit was provided, maintained, extended, or renewed.

(b) Except as set forth in Section 4.21 of the City Bancorp Disclosure Schedules and except for loans to shareholders in the ordinary course of business, neither City Bancorp nor any of its Subsidiaries is involved in any contract, commitment or transaction or other business affiliation, directly or indirectly, with any of their officers, directors, affiliates or shareholders, including direct or indirect interest in the business of competitors, suppliers or customers of City Bancorp or its Subsidiaries, other than employment arrangements disclosed hereunder.

4.22  Business and Relationships.

(a) No customer or group of customers of City Bancorp or The Signature Bank has, since March 31, 2006, canceled or otherwise terminated or provided any notice of intent to cancel or otherwise terminate its or their relationship with City Bancorp or The Signature Bank, except for cancellations or terminations that would not have a Material Adverse Effect on City Bancorp.

(b) City Bancorp or The Signature Bank beneficially holds all assets, properties and rights used by City Bancorp or The Signature Bank in the conduct of the business of City Bancorp and The Signature Bank as conducted since December 31, 2005.

4.23  Books and Records.  Each of City Bancorp and The Signature Bank maintains accurate books and records reflecting their assets and liabilities and each of City Bancorp and The Signature Bank maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of City Bancorp and its Subsidiaries and to maintain accountability for the assets of City Bancorp and its Subsidiaries; (iii) access to the assets of City Bancorp and its Subsidiaries is permitted only in accordance with management’s authorization; (iv) the reporting of the assets of City Bancorp and its Subsidiaries is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely bases. The records, systems, controls, data and information of City Bancorp and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of City Bancorp or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described below. City Bancorp (x) has implemented and maintains disclosure controls and procedures to ensure that material information relating to City Bancorp, including its consolidated Subsidiaries, is made known to the senior management of City Bancorp by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to City Bancorp’s outside auditors and the audit committee of City Bancorp’s board of directors, (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect City Bancorp’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in City Bancorp’s internal controls over financial reporting. These disclosures were made in writing by management to City Bancorp’s auditors and a copy has previously been made available to BancorpSouth.

4.24  Reorganization.  City Bancorp has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

4.25  Securities Brokerage.

(a) Each registered representative of a broker-dealer firm that is a member of the National Association of Securities Dealers, Inc. and also an employee of City Bancorp or any of its Subsidiaries is duly registered, licensed or qualified as a registered representative under, and in compliance in all material respects with, the applicable laws and regulations of all jurisdictions in which he or she is required to be so registered and each such registration, license or qualification is in full force and effect and in good standing. Section 4.25 of the City Bancorp Disclosure Schedule lists all of the jurisdictions in which such registered representatives are registered, licensed or qualified to transact a securities business. Except as described in Section 4.25 of the City Bancorp Disclosure Schedule, there is no action, suit, proceeding or investigation pending or, to the knowledge of City Bancorp, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications.

(b) City Bancorp has made available to BancorpSouth true, correct and complete copies of the Uniform Application for Securities Industry Registration or Transfer on Form U-4 filed since September 2, 2005, reflecting all amendments thereto filed through the CRD system to the date hereof (each, a “Form U-4”) for each employee of City Bancorp or any of its Subsidiaries who is also a registered representative. The Forms U-4 of these registered representatives are in compliance in all material respects with the applicable requirements of the Exchange Act and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Except as described in Section 4.25 of the City Bancorp Disclosure Schedule, none of the registered representatives who are “associated persons” of a member of the National Association of Securities Dealers is subject to a (i) “statutory disqualification” as such term is defined in the Exchange Act, or (ii) disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any registered representative.

(d) Subject to the foregoing, none of City Bancorp, its Subsidiaries or employees of either who are registered representatives of a broker-dealer firm is required to be registered as a clearing or introducing broker-dealer, commodity trading advisor, commodity pool operator or futures commission merchant under any laws or regulations.

4.26  Risk Management Instruments.

(a) ‘‘Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions; provided that, for the avoidance of doubt, the term ‘Derivative Transactions” shall not include any City Bancorp Option.

(b) All Derivative Transactions, whether entered into for the account of City Bancorp or any of its Subsidiaries or for the account of a customer of City Bancorp or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Agencies and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by City Bancorp and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of City Bancorp or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. City Bancorp and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to City Bancorp’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.27 Investment Securities and Commodities.

(a) Except as would not reasonably be expected to have a Material Adverse Effect on City Bancorp, each of City Bancorp and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of City Bancorp or its Subsidiaries. Such securities and commodities are valued on the books of City Bancorp in accordance with GAAP in all material respects.

(b) City Bancorp and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) which City Bancorp believes are prudent and reasonable in the context of such businesses. Prior to the date hereof, City Bancorp has made available to BancorpSouth in writing the material Policies, Practices and Procedures.

4.28 Accuracy of Statements.  Nothing contained in this Agreement, or in any information furnished or to be furnished by City Bancorp or The Signature Bank pursuant hereto, contains or will contain an untrue statement of material fact or an omission of a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which made, not misleading.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF BANCORPSOUTH

BancorpSouth hereby represents and warrants to City Bancorp as follows:

5.1  Corporate Organization.

(a) BancorpSouth is a corporation duly organized, validly existing and in good standing under the laws of the State of Mississippi. BancorpSouth has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. BancorpSouth is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where failure to obtain such license or qualification would not have a Material Adverse Effect on BancorpSouth. BancorpSouth is duly registered as a bank holding company under the BHC Act and has made a financial holding company election. The Amended and Restated Articles of Incorporation and Bylaws of BancorpSouth (the “BancorpSouth Governing Documents”) are true and correct copies of such documents as in effect as of the date of this Agreement.

(b) BancorpSouth Bank is a Mississippi state bank validly existing and in good standing. The deposit accounts of BancorpSouth Bank are insured by the FDIC through the BIF or Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due. BancorpSouth Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each Subsidiary of BancorpSouth is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where failure to obtain such license or qualification would not have a Material Adverse Effect on BancorpSouth. The Amended and Restated Articles of Incorporation and Bylaws of BancorpSouth Bank (the “BancorpSouth Bank Governing Documents”) are true and correct copies of such documents as in effect as of the date of this Agreement.

5.2  Capitalization.

(a) The authorized capital stock of BancorpSouth consists of 500,000,000 shares of BancorpSouth Common Stock. As of September 1, 2006, 79,129,256 shares of BancorpSouth Common Stock were issued and outstanding. As of the date of this Agreement, no shares of BancorpSouth Common Stock were reserved for issuance, except 5,823,818 shares reserved for issuance pursuant to employee benefit plans, stock option plans and BancorpSouth’s shareholder rights plan pursuant to which holders of BancorpSouth Common Stock are granted certain attached rights that are exercisable under certain circumstances (the ‘‘BancorpSouth Rights”). All of the issued and outstanding shares of BancorpSouth Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for the plans and arrangements referred to above with respect to reserved shares and BancorpSouth’s dividend reinvestment plan, BancorpSouth does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of BancorpSouth Common Stock or any other equity securities of BancorpSouth or any securities representing the right to purchase or otherwise receive any shares of BancorpSouth Common Stock. The shares of BancorpSouth Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) Exhibit 21 to BancorpSouth’s Annual Report on Form 10-K for the year ended December 31, 2005 sets forth a true and correct list of all material Subsidiaries of BancorpSouth as of the date of this Agreement. BancorpSouth owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each such Subsidiary of BancorpSouth, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party that is not a direct or indirect Subsidiary of BancorpSouth calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

5.3  Authority; No Violation.

(a) BancorpSouth has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. No corporate proceedings on the part of BancorpSouth that have not already occurred are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by BancorpSouth and constitutes a valid and binding obligation of BancorpSouth, enforceable against BancorpSouth in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by BancorpSouth, nor the consummation by BancorpSouth of the transactions contemplated hereby, nor compliance by BancorpSouth with any of the terms or provisions hereof or thereof, will (i) violate any provision of the BancorpSouth Governing Documents, or (ii) unless such violation, conflict or breach would not have a Material Adverse Effect on BancorpSouth and its Subsidiaries taken as a whole and assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to BancorpSouth or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of BancorpSouth or any of its Subsidiaries under, any of the terms, conditions or provisions of any “material” contract, as such term is defined in Regulation S-K of the SEC.

5.4  Consents and Approvals.  Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and the DOJ, and approval of such applications and notices, (b) the filing of such applications, filings, authorizations, orders and approvals as may be required under applicable state law, (c) the filing with, and declaration of effectiveness by, the SEC of the S-4, (d) the filing of the Articles of Merger with the Mississippi Secretary and the Missouri Secretary, and (e) approval for listing of the BancorpSouth Common Stock to be issued in the Merger on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (i) the execution and delivery by BancorpSouth of this Agreement and (ii) the consummation by BancorpSouth of the Merger and the other transactions contemplated hereby.

5.5  Reports.  BancorpSouth and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2000 with any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith.

5.6  Reorganization.  BancorpSouth has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

5.7  Financial Statements; SEC Reports.

(a) The consolidated financial statements of BancorpSouth and its Subsidiaries (the “BancorpSouth Financial Statements”), including consolidated statements of condition, statements of earnings, changes in shareholders’ equity and cash flows and related notes, included in the BancorpSouth SEC Reports (as defined in this Section below) fairly present in all material respects the consolidated financial position of BancorpSouth and its Subsidiaries as of the respective date thereof, and fairly present in all material respects (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount) the results of the consolidated operations and consolidated financial position of BancorpSouth and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such BancorpSouth Financial Statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such BancorpSouth Financial Statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by SEC Form 10-Q.

(b) BancorpSouth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and all other reports, registration statements, definitive proxy statements or information statements filed by BancorpSouth or any of its Subsidiaries subsequent to December 31, 2005 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, or under the securities regulations of the SEC, in the form filed (collectively, the “BancorpSouth SEC Reports”) with the SEC as of the date filed, (i) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

5.8  Absence of Certain Changes or Events.

(a) Since December 31, 2005, there has been no change or development or combination of changes or developments which individually or in the aggregate has had a Material Adverse Effect on BancorpSouth and its Subsidiaries taken as a whole.

(b) Except as disclosed in any BancorpSouth SEC Report filed with the SEC prior to the date of this Agreement, BancorpSouth and its Subsidiaries have carried on their respective businesses in the ordinary course of business consistent with their past practices.

5.9  Legal Proceedings.  BancorpSouth has provided City Bancorp with access to complete information with respect to any pending legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against BancorpSouth or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement, other than regularly scheduled examinations and similar routine investigations made by bank regulatory officials in the course of their supervision of BancorpSouth or any of its Subsidiaries, which has had, or could reasonably be expected to have, a Material Adverse Effect with respect to BancorpSouth. There is no injunction, order, judgment or decree imposed upon BancorpSouth or any of its Subsidiaries or the assets of BancorpSouth or any of its Subsidiaries.

5.10  BancorpSouth Information.  The information relating to BancorpSouth and its Subsidiaries to be contained in the Proxy Statement and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The S-4 and the Proxy Statement (except for such portions thereof that relate only to City Bancorp or any of its Subsidiaries) will comply with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

5.11  Compliance with Applicable Law.  BancorpSouth and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses. BancorpSouth has provided City Bancorp with access to complete information with respect to any notices of material violations of any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to BancorpSouth or any of its Subsidiaries and any related Regulatory Agreement.

5.12  Insurance.  BancorpSouth and its Subsidiaries are insured with reputable insurers against such risks customarily insured against by bank holding companies and their subsidiaries comparable in size and scope of operations to BancorpSouth and its Subsidiaries and in such amounts as BancorpSouth’s management reasonably has determined to be prudent in accordance with industry practices. All of such policies are in full force and effect; BancorpSouth and its Subsidiaries are not in material default thereunder; and all claims thereunder for which a basis is known, or reasonably should be known, by BancorpSouth have been filed in due and timely fashion.

5.13  Property.  BancorpSouth has good and marketable title, free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests, to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the BancorpSouth Financial Statements, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date of this Agreement, (iv) dispositions and encumbrances of, or on, such properties or assets in the ordinary course of business or (v) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar liens and encumbrances arising in the ordinary course of business.

ARTICLE VI.

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1  Covenants of City Bancorp.  During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior express written consent of BancorpSouth, City Bancorp and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in Section 6.1 of the City Bancorp Disclosure Schedule or as otherwise contemplated by this Agreement or as expressly consented to in writing in advance by BancorpSouth, City Bancorp shall not, and shall not permit any of its Subsidiaries to:

(a) declare or pay any dividends on, or make other distributions in respect of, any of its capital stock during any period, other than dividends or distributions by a Subsidiary of City Bancorp to City Bancorp; provided, however, that City Bancorp may declare and pay regular annual cash dividends in accordance with its past practice not in excess of thirty percent (30%) of its net income as of the end of the most recent calendar year and may declare and pay pro rata dividends as of the Closing Date, calculated based on thirty percent (30%) of net income for the previous calendar year, divided by the number of full months that have elapsed in the calendar year in which the Closing occurs as of the Closing Date;

(b) (i) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares, as such terms are defined in Section 1.4(e) hereof) any shares of the capital stock of City Bancorp or any Subsidiary of City Bancorp, or any securities convertible into or exercisable for any shares of the capital stock of City Bancorp or any Subsidiary of City Bancorp, except for the acceptance of shares of City Bancorp Common Stock as payment of the exercise price of City Bancorp Stock Options to the extent such acceptance is consistent with past practices, (ii) split, combine or reclassify any shares of its capital stock, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, except, in the case of clauses (ii) and (iii), for the issuance of City Bancorp Common Stock upon the exercise or fulfillment of rights or options issued or existing pursuant to the City Bancorp Options all to the extent outstanding and in existence on the date of this Agreement and in accordance with their current terms;

(c) amend its Charter, Bylaws or other similar governing documents;

(d) directly or indirectly, (i) solicit, initiate, encourage, facilitate, entertain or accept any Acquisition Proposal (as defined in this subsection below), or (ii) participate or engage in any discussions or negotiations with any person or entity other than BancorpSouth or BancorpSouth Bank relating or with respect to any Acquisition Proposal, or (iii) provide any nonpublic information to any person or entity other than BancorpSouth or BancorpSouth Bank relating or with respect to any Acquisition Proposal, or (iv) make any Acquisition Proposal to any person or entity other than BancorpSouth and BancorpSouth Bank, or (v) enter into any agreement with respect to any Acquisition Proposal, or (vi) otherwise participate in any effort or attempt to make an Acquisition Proposal, or (vii) authorize or permit any of its officers, directors, employees, representatives or agents to do any of the foregoing; provided, however, that in response to an unsolicited, bona-fide written Acquisition Proposal, City Bancorp, after giving notice of such to BancorpSouth, may do the following if the Board of Directors of City Bancorp determines in good faith that it must do so to comply with its fiduciary duties: (i) communicate information about such Acquisition Proposal to City Bancorp’s shareholders, and (ii) authorize and permit its officers, directors, employees, representatives, investment bankers, attorneys, accountants, financial advisors, or agents to (A) participate or engage in such discussions or negotiations, or (B) provide or cause to be provided nonpublic information and/or (iii) take such other actions as it reasonably believes are required in order to fulfill its fiduciary duties. City Bancorp will immediately cease and cause to be terminated as of the date of this Agreement any existing activities, discussions or negotiations previously or currently conducted with any persons or entities other than BancorpSouth and BancorpSouth Bank with respect to any Acquisition Proposal or any of the foregoing. City Bancorp will notify BancorpSouth immediately if any Acquisition Proposal is received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, City Bancorp, and City Bancorp will promptly (within 24 hours) inform BancorpSouth in writing of all of the relevant details with respect to the foregoing, including the material terms and conditions of such request or Acquisition Proposal and the identity of the person or group making such request or proposal. City Bancorp will keep BancorpSouth fully informed of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal. Notwithstanding the foregoing, City Bancorp must submit the Merger contemplated by this Agreement to its shareholders for approval prior to the submission of any other Acquisition Proposal; provided, however that City Bancorp shall not be required to hold the City Bancorp Shareholders’ Meeting if this Agreement has been terminated before such meeting is held or if City Bancorp’s Board of Directors believes that the holding of such meeting is not in the best interests of City Bancorp’s shareholders. For purposes of this Agreement, “Acquisition Proposal” shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving City Bancorp or The Signature Bank or any proposal, inquiry or offer to acquire in any manner all or 10% or greater equity interest in, or all or a substantial portion of the assets of, City Bancorp or The Signature Bank, other than the transactions contemplated or permitted by this Agreement;

(e) make any capital expenditures other than those which are (i) set forth in Section 6.1 of the City Bancorp Disclosure Schedule or (ii) are made in the ordinary course of business or are necessary to maintain existing assets in good repair, and in any event are in an amount of no more than $150,000 per individual expenditure or $600,000 in the aggregate, or except as necessary to comply with applicable regulatory guidelines or requirements;

(f) enter into any new line of business;

(g) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, association or other business organization or entity or division thereof, or otherwise acquire any assets, which would be material, individually or in the aggregate, to City Bancorp, or which could reasonably be expected to impede or delay consummation of the Merger, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices;

(h) except as contemplated by Article III hereof or this Article VI, take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(i) change its methods of accounting in effect at December 31, 2005, except as required by changes in GAAP or regulatory accounting principles as concurred to by City Bancorp’s independent auditors;

(j) except as set forth in Section 7.6 hereof, as required by applicable law or as required to maintain qualification pursuant to the Code, (i) adopt, amend, or terminate any employee benefit plan (including, without limitation, any Employee Plan) or any agreement, arrangement, plan or policy between City Bancorp or any Subsidiary of City Bancorp and one or more of its current or former directors, officers or employees, (ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the cash compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Employee Plan or agreement as in effect as of the date hereof, or (iii) grant or award any stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares;

(k) other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

(l) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(m) file any application to relocate or terminate the operations of any banking office of it or any of its Subsidiaries;

(n) enter into, create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any contract, agreement or lease for goods, services or office space to which City Bancorp or any of its Subsidiaries is a party or by which City Bancorp or any of its Subsidiaries or their respective properties is bound involving payment obligations in excess of $100,000, other than the renewal in the ordinary course of business of any lease the term of which expires prior to the Closing Date, or amend or waive the provisions of any confidentiality or standstill agreement to which City Bancorp or any of its affiliates is a party as of the date hereof;

(o) take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c)); or

(p) agree or commit to do any of the foregoing.

6.2  Covenants of BancorpSouth.  During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior express consent of City Bancorp, BancorpSouth and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, except as otherwise contemplated by this Agreement or as expressly consented to in advance by City Bancorp, BancorpSouth shall not, and shall not permit any of its Subsidiaries to:

(a) except as contemplated by Article III hereof, take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(b) change its methods of accounting in effect at December 31, 2005, except in accordance with changes in GAAP or regulatory accounting principles as concurred to by BancorpSouth’s independent auditors;

(c) take any action that could reasonably be expected to jeopardize the receipt of any Required Regulatory Approval (as defined in Section 8.1(c)); or

(d) agree or commit to do any of the foregoing.

6.3  Additional Covenants of City Bancorp.  City Bancorp and its Subsidiaries shall provide notice promptly after entering or committing to enter into any new loans outside their ordinary course of business, consistent with past practice, or in an original principal amount in excess of $2,000,000, or renewing, or committing to renew, any existing loans in a principal amount in excess of $2,000,000, or enter into new loan transactions subject to the requirements of Regulation O of the Federal Reserve Board, 12 C.F.R. §215 (or the equivalent) in excess of $200,000 in the aggregate (each, an “Insider Loan”). City Bancorp shall give prompt notice of any event or circumstance that could cause any of its representations or warranties to be false or misleading in any material respect after the date hereof (except for representations that expressly speak only as of the date hereof) or that may cause any condition set forth in Article VIII to not be satisfied as of the anticipated Closing Date.

6.4  Additional Covenant of BancorpSouth.  BancorpSouth shall give prompt notice of any event or circumstance that could cause any of its representations or warranties to be false or misleading in any material respect after the date hereof (except for representations that expressly speak only as of the date hereof) or that may cause any condition set forth in Article VIII to not be satisfied as of the anticipated Closing Date.

ARTICLE VII.

ADDITIONAL AGREEMENTS

7.1  Regulatory Matters.

(a) BancorpSouth and City Bancorp shall promptly prepare and file with the SEC the Proxy Statement, and BancorpSouth shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of City Bancorp and BancorpSouth shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and City Bancorp shall thereafter mail the Proxy Statement to its shareholders as promptly as practicable. Each of City Bancorp and BancorpSouth will use all reasonable efforts to respond to any comments made by the SEC with respect to the Proxy Statement and the S-4, and to cause the S-4 to become effective as promptly as practicable. Prior to the effective date of the S-4, BancorpSouth shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of BancorpSouth Common Stock in the Merger. If at any time prior to the Effective Time any information relating to either of the parties, or their respective affiliates, officers or directors, should be discovered by either party which should be set forth in an amendment or supplement to any of the S-4 or the Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the shareholders of City Bancorp.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger).

(c) City Bancorp shall, upon request, furnish BancorpSouth with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the S-4 or any other statement, filing, notice or application made by or on behalf of BancorpSouth or any of its Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

7.2  Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, City Bancorp shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, attorneys, financial advisors and other representatives (each, a “Representative”) of BancorpSouth, access during normal business hours during the period prior to the Effective Time to all of its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, it shall, and shall cause its Subsidiaries to, make available to BancorpSouth all information concerning its business, properties and personnel as BancorpSouth may reasonably request. In addition, City Bancorp and each of its Subsidiaries shall permit a Representative of BancorpSouth to have access to the premises and observe the operations of City Bancorp or any of its Subsidiaries, as the case may be, to attend each meeting of their respective Boards of Directors and committees thereof (other than during discussions regarding this Agreement and the transactions contemplated hereby or any Acquisition Proposal that may be brought to its attention) and to meet, during normal business hours, with the officers of City Bancorp and its Subsidiaries responsible for the Financial Statements, the internal controls of City Bancorp and its Subsidiaries and the disclosure controls and procedures of City Bancorp and its Subsidiaries to discuss such matters as BancorpSouth may deem reasonably necessary or appropriate for BancorpSouth to satisfy its obligations under the Sarbanes-Oxley Act of 2002 and any rules and regulations relating thereto. Neither City Bancorp nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would reasonably violate the rights of its customers, may reasonably be expected to jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. City Bancorp shall identify the nature of any such limitation on access and disclosure, and the parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) BancorpSouth agrees that it will not use Confidential Information related to City Bancorp or its Subsidiaries or their predecessor entities, subsidiaries or affiliates for any purpose other than assisting BancorpSouth in consummating the transactions contemplated hereby. BancorpSouth agrees not to disclose or allow disclosure to others of any such Confidential Information, except that BancorpSouth may disclose Confidential Information to its directors, officers, employees, partners, affiliates, agents, advisors or representatives (collectively, “BancorpSouth Representatives”), to the extent necessary to permit such BancorpSouth

Representatives to assist BancorpSouth in consummating the transactions contemplated hereby; provided, however, that BancorpSouth shall require each such BancorpSouth Representative to be bound by the terms of this Section to the same extent as if they were parties hereto, and BancorpSouth shall be responsible for any breach of this Section by any of the BancorpSouth Representatives. In addition, BancorpSouth agrees that it will not make any disclosure that it is having or has had discussions concerning the transactions contemplated hereby or any terms which have been or are being discussed, that it has received Confidential Information or that it is considering the transactions contemplated hereby; provided that it may make such disclosure if it has received the written opinion of its counsel that such disclosure must be made by it in order that it not commit a violation of law and, prior to such disclosure, it promptly advises and consults with City Bancorp and its legal counsel concerning the information it proposes to disclose. In the event that BancorpSouth or anyone to whom BancorpSouth transmits any Confidential Information in accordance with this Section is requested or required (by deposition, interrogatories, requests for information or documents in legal proceedings, subpoenas, civil investigative demand or similar process), in connection with any proceeding, to disclose any Confidential Information, BancorpSouth will give City Bancorp prompt written notice of such request or requirement so that City Bancorp may seek an appropriate protective order or other remedy and/or waive compliance with the provisions of this Section, and BancorpSouth will cooperate with City Bancorp to obtain such protective order. In the event that such protective order or other remedy is not obtained or City Bancorp waives compliance with the relevant provisions of this Section, BancorpSouth (or such other persons to whom such request is directed) will furnish only that portion of the Confidential Information which, in the written opinion of BancorpSouth’s counsel, is legally required to be disclosed and, upon City Bancorp’s request, will use BancorpSouth’s best efforts to obtain assurances that confidential treatment will be accorded to such information.

(c) City Bancorp and its Subsidiaries agree that they will not use Confidential Information related to BancorpSouth or its Subsidiaries or their predecessor entities, subsidiaries or affiliates for any purpose other than assisting City Bancorp in consummating the transactions contemplated hereby. City Bancorp and its Subsidiaries agree not to disclose or allow disclosure to others of any such Confidential Information, except that City Bancorp may disclose Confidential Information to its directors, officers, employees, partners, affiliates, agents, advisors or representatives (collectively, “City Bancorp Representatives”) only upon obtaining the prior written consent of BancorpSouth with respect to any disclosure of such information to a particular City Bancorp Representative, to the extent necessary to permit such City Bancorp Representatives to assist City Bancorp in consummating the transactions contemplated hereby; provided, however, that City Bancorp shall require each such City Bancorp Representative to be bound by the terms of this Section to the same extent as if they were parties hereto, and City Bancorp shall be responsible for any breach of this Section by any of the City Bancorp Representatives. In addition, City Bancorp and their Subsidiaries agree that they will not make any disclosure that they are having or have had discussions concerning the transactions contemplated hereby or any terms which have been or are being discussed, that they have received Confidential Information or that they are considering the transactions contemplated hereby; provided that they may make such disclosure if they have received the written opinion of their counsel that such disclosure must be made by them in order that they not commit a violation of law and, prior to such disclosure, they promptly advise and consult with BancorpSouth and its legal counsel concerning the information they propose to disclose. In the event that City Bancorp or one of its Subsidiaries or anyone to whom City Bancorp or one of its Subsidiaries transmits any Confidential Information in accordance with this Section is requested or required (by deposition, interrogatories, requests for information or documents in legal proceedings, subpoenas, civil investigative demand or similar process), in connection with any proceeding, to disclose any Confidential Information, City Bancorp will give BancorpSouth prompt written notice of such request or requirement so that BancorpSouth may seek an appropriate protective order or other remedy and/or waive compliance with the provisions of this Section, and City Bancorp will cooperate with BancorpSouth to obtain such protective order. In the event that such protective order or other remedy is not obtained or BancorpSouth waives compliance with the relevant provisions of this Section, City Bancorp (or such other persons to whom such request is directed) will furnish only that portion of the Confidential Information which, in the written opinion of City Bancorp’s counsel, is legally required to be disclosed and, upon BancorpSouth’s request, will use City Bancorp’s best efforts to obtain assurances that confidential treatment will be accorded to such information.

(d) For purposes of this Section, “Confidential Information” will be deemed to include: (a) any information (including any technology, know-how, patent application, test result, research study, business plan, budget, forecast or projection) relating directly or indirectly to the business of City Bancorp or BancorpSouth, respectively, any predecessor entity or any subsidiary or other affiliate of City Bancorp or BancorpSouth (whether prepared by City Bancorp or BancorpSouth or by any other person and whether or not in written form) that is, has been or will be made available to another party hereto or its Representative by or on behalf of City Bancorp or BancorpSouth or any Representative of City Bancorp or BancorpSouth; (b) any memorandum, analysis, compilation, summary, interpretation, study, report or other document, record or material that is, has been or will be prepared by or for City Bancorp or BancorpSouth or any Representative of City Bancorp or BancorpSouth and that contains, reflects, interprets or is based directly or indirectly upon any information of the type referred to in clause (a) of this sentence; (c) the existence and terms of this Agreement and the proposed terms of any other agreement contemplated hereby and the fact that information of the type referred to in clause (a) of this sentence has been made available to City Bancorp or BancorpSouth or any of their respective Representatives; and (d) the fact that discussions or negotiations are or may be taking place with respect to a possible transaction involving City Bancorp and BancorpSouth and the proposed terms of any such transaction. “Confidential Information” will not be deemed to include: (i) any information that is or becomes generally available to the public other than as a direct or indirect result of the disclosure of any of such information by either a party hereto or by any of such party’s Representatives in violation of the terms hereof; (ii) any information that was in a disclosing party’s possession prior to the time it was first made available to such party or any of such party’s Representatives by or on behalf of the other parties hereto or any of the other party’s Representatives, provided that the source of such information was not and is not bound by any contractual or other obligation of confidentiality to the person to whom such information relates or any other person with respect to any of such information; or (iii) any information that becomes available on a non-confidential basis from a source other than the other parties hereto, provided that such source is not bound by any contractual or other obligation of confidentiality to the party to whom the information relates or any other person with respect to any of such information.

(e) If the transactions contemplated hereby are not consummated or if, at any time, either City Bancorp or BancorpSouth (each a “Requesting Party”) requests, the other party and its Representatives will promptly deliver to the Requesting Party any Confidential Information (and all copies thereof) obtained or possessed by such other party or any of its Representatives. Notwithstanding the delivery to the Requesting Party of Confidential Information pursuant to this Section, the parties and their Representatives will continue to be bound by their confidentiality obligations and other obligations under this Section.

(f) Notwithstanding anything in any other agreement to the contrary, no investigation by BancorpSouth or its Representatives shall affect the representations, warranties, covenants or agreements of City Bancorp set forth herein, and the parties shall remain responsible to the extent provided herein.

(g) The parties agree that the provisions of this Section 7.2 shall supersede any prior agreements between the parties with respect to the subject matter hereof; provided, however, that, notwithstanding the foregoing, the provisions of Section 9 of the letter agreement, dated as of June 12, 2006, by and between BancorpSouth and Stifel, shall remain in full force and effect.

7.3  Shareholder Meeting.  City Bancorp shall take all steps in accordance with applicable law necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “City Bancorp Shareholder’s Meeting”) to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval and adoption of this Agreement. City Bancorp will, through its Board of Directors (but only if and to the extent it reasonably believes such action is consistent with the fulfillment of its fiduciary duties), recommend to its shareholders approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its shareholders in connection with this Agreement.

7.4  Affiliates.  City Bancorp shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of such party to deliver to BancorpSouth, as soon as practicable after the date of this Agreement, a written agreement, in the form of Exhibit 7.4.

7.5  NYSE Listing.  BancorpSouth shall make all filings required of it to cause the shares of BancorpSouth Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as of the Effective Time.

7.6  Employee Benefit Plans; Existing Agreements.

(a) As soon as administratively feasible after the Effective Time, to the extent permissible under the terms of the BancorpSouth Plans, the employees of City Bancorp and its Subsidiaries (the “City Bancorp Employees”) shall be eligible to participate in BancorpSouth’s employee benefit plans in which similarly situated employees of BancorpSouth or BancorpSouth Bank participate, to the same extent as similarly situated employees of BancorpSouth or BancorpSouth Bank (it being understood that inclusion of City Bancorp Employees in BancorpSouth’s employee benefit plans may occur at different times with respect to different plans) except as provided below; provided however, that City Bancorp Employees shall not be eligible for participation in the BancorpSouth defined benefit pension plan.

(b) With respect to each BancorpSouth Plan that is an “employee benefit plan,” as defined in section 3(3) of ERISA, for purposes of determining eligibility to participate, vesting and entitlement to benefits, including for severance benefits and vacation entitlement, service with City Bancorp shall be treated as service with BancorpSouth; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication or increase of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each BancorpSouth Plan shall waive pre-existing condition limitations to the same extent waived under the applicable City Bancorp Plan. City Bancorp employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the BancorpSouth Plan.

(c) As of the Effective Time, except as otherwise agreed and as described in Section 8.2(g) below, BancorpSouth shall assume and honor and shall cause the appropriate Subsidiaries to assume and to honor, in accordance with their terms, all employment, severance and other compensation agreements and arrangements existing prior to the execution of this Agreement which are between City Bancorp or any of its Subsidiaries and any director, officer or employee thereof and which have been disclosed in the City Bancorp Disclosure Schedule.

(d) If requested by BancorpSouth, prior to the Effective Time, City Bancorp shall freeze, amend, spin-off, merge or take other action with respect to any Employee Plan (including terminating such plans immediately prior to and conditioned upon the occurrence of the Effective Time) that BancorpSouth, in its sole discretion, deems advisable and not inconsistent with this Agreement (together, the “Designated Plans”), and provide all required notices to participants and appropriate governmental agencies. With respect to those Designated Plans that are maintained by City Bancorp as qualified under section 401(a) of the Code, BancorpSouth will take appropriate actions to provide for the rollover of distributions therefrom into the appropriate tax-qualified retirement plan of BancorpSouth, provided that the acceptance of rollovers would not jeopardize the tax-qualified status of any BancorpSouth Plan. Prior to the Effective Time, City Bancorp shall amend the Designated Plans to eliminate any benefit, right, subsidy, payment or accrual that would otherwise result from the transactions contemplated by this Agreement or any other change in the control of City Bancorp. City Bancorp will take appropriate action to terminate the City Bancorp Stock Purchase Plan prior to the Closing and to refund all amounts withheld from participants thereunder that have not previously been applied to the purchase of City Bancorp common stock.

(e) Notwithstanding anything herein to the contrary, City Bancorp shall obtain the consent prior to the Merger of all holders of a City Bancorp Option to the conversion of City Bancorp Options into New Options, as provided under the terms of Section 1.5. Such consent shall be in writing and in a form approved by

BancorpSouth and shall include an acknowledgement of the correctness of the conversion and acceptance thereof without claims, sufficient to serve as a release and waiver of any claims against City Bancorp.

(f) On or before December 31, 2006, City Bancorp shall pay all performance bonuses earned in 2006 for all employees who have employment agreements, as identified in Section 4.11(q) of the City Bancorp Disclosure Schedule.

7.7  Consents and Approvals.  City Bancorp shall use its reasonable best efforts to obtain all third-party consents required under City Bancorp Contracts.

7.8  Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by BancorpSouth.

7.9  Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, each of BancorpSouth and City Bancorp agrees (subject to any fiduciary duties of the City Bancorp Board of Directors) to use its respective reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

7.10  Tax-Free Qualification.  Each of BancorpSouth and City Bancorp shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its Subsidiaries to, take any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

7.11  Indemnification of City Bancorp Directors and Officers.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, other than the litigation which is the subject of the Escrow Agreement and any related claims, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of City Bancorp or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of City Bancorp, any of the Subsidiaries of City Bancorp or any of their respective predecessors or affiliates or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that, after the Effective Time, BancorpSouth shall indemnify and hold harmless, subject in all respects to any limitations imposed by any statute, rule, regulation, administrative interpretation, or other law, including any procedural requirements or other conditions, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation. In the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with BancorpSouth; provided, however, that (1) BancorpSouth shall have the right to assume the defense thereof and, upon such assumption, BancorpSouth shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if BancorpSouth elects not to assume such defense or if counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between BancorpSouth and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with BancorpSouth, and BancorpSouth shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties,

(2) BancorpSouth shall in all cases be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties (unless an ethical conflict of interest arises for such firm of counsel in representing all Indemnified Parties), (3) BancorpSouth shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) BancorpSouth shall have no obligation hereunder to any Indemnified Party if that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by any statute, rule, regulation, administrative interpretation, or other law. Any Indemnified Party wishing to claim Indemnification under this Section 7.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify BancorpSouth thereof; provided that the failure to so notify shall not affect the obligations of BancorpSouth under this Section 7.11 except to he extent such failure to notify materially prejudices BancorpSouth. BancorpSouth’s obligations under this Section 7.11 shall continue in full force and effect without time limit from and after the Effective Time.

(b) Until the merger of The Signature Bank with and into BancorpSouth Bank (the “Bank Merger”), City Bancorp prior to the Merger and BancorpSouth after the Merger shall maintain City Bancorp’s current directors’ and officers’ liability insurance policy to cover the officers and directors of The Signature Bank serving in such capacities immediately prior to the Effective Time. Prior to the Merger, City Bancorp shall purchase insurance and after the Merger BancorpSouth shall maintain insurance to cover the officers and directors of City Bancorp or its Subsidiaries (including The Signature Bank, with such insurance for The Signature Bank’s officers and directors to be purchased after the Bank Merger) serving in such capacities immediately prior to the Effective Time for a period of five (5) years from the Effective Time, to the extent reasonably necessary to provide the same coverage in effect prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such, with the cost of any such insurance to be approved by BancorpSouth, in its sole discretion. Prior to the Merger, City Bancorp shall purchase tail insurance coverage for all other claims made policies of City Bancorp in effect prior to the Effective Time for a period of five (5) years from the Effective Time, to the extent reasonably necessary to provide the same coverage in effect prior to the Effective Time, with the cost of any such insurance to be approved by BancorpSouth, in its sole discretion.

(c) In the event BancorpSouth or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of BancorpSouth assume the obligations set forth in this Section.

(d) The provisions of this Section 7.11 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

7.12  Trust Preferred Securities.  Each of BancorpSouth and City Bancorp will use commercially reasonable efforts to cause BancorpSouth to succeed to City Bancorp’s rights, interests and obligations pursuant to the indentures, dated as of September 25, 2003 and December 21, 2004, regarding certain floating rate junior subordinated debt securities (collectively, the ‘‘Indentures”), including the execution of supplemental indentures and other necessary documentation, getting necessary consents and obtaining any required legal opinions, and to take all necessary steps to cause the current Administrators (the “Predecessor Administrators”) to resign and to appoint successor Administrators acceptable to BancorpSouth, in its sole discretion (the “Successor Administrators”).

ARTICLE VIII.

CONDITIONS PRECEDENT

8.1  Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval.  This Agreement shall have been approved and adopted by the requisite votes of the shareholders of City Bancorp under applicable law.

(b) Listing of Shares.  The shares of BancorpSouth Common Stock which shall be issued to the shareholders of City Bancorp upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Other Approvals.  All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the ‘‘Requisite Regulatory Approvals”).

(d) S-4.  The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

8.2  Conditions to Obligations of BancorpSouth.  The obligation of BancorpSouth to effect the Merger is also subject to the satisfaction or waiver by BancorpSouth at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.  The representations and warranties of City Bancorp set forth in Article IV of this Agreement, to the extent qualified as to “materiality” or “Material Adverse Effect”, shall be true and correct in all respects, subject to such qualifications, and those set forth in Article IV of this Agreement that are not qualified as to “materiality” or “Material Adverse Effect”, shall be true and correct in all material respects (with respect to City Bancorp and its Subsidiaries, taken as a whole), in each case as of the date of this Agreement and (except to the extent such representations and warranties speak only as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that Section 4.2 (Capitalization) shall be true and correct without qualification. BancorpSouth shall have received a certificate signed on behalf of City Bancorp by the Chief Executive Officer and the Chief Financial Officer of City Bancorp to the foregoing effect.

(b) Performance of Obligations of City Bancorp.  All obligations of City Bancorp under this Agreement that are to be performed prior to the Closing, to the extent qualified as to materiality or a Material Adverse Effect, shall have been performed in all respects, and to the extent not so qualified, shall have been performed in all material respects, and BancorpSouth shall have received a certificate signed by the Chief Executive Officer of City Bancorp to such effect.

(c) No Pending Governmental Actions.  No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(d) Dissenters’ Rights.  The holders no more than 7% of the total outstanding shares of City Bancorp Common Stock shall have exercised dissenters’ rights with respect to the transactions contemplated by this Agreement.

(e) Federal Tax Opinion.  BancorpSouth shall have received an opinion from Waller Lansden Dortch & Davis, LLP, counsel to BancorpSouth (“BancorpSouth’s Counsel”), in form and substance reasonably satisfactory to BancorpSouth, dated the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that BancorpSouth and City Bancorp will each be a party to that reorganization. In rendering such opinion, BancorpSouth’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of BancorpSouth, City Bancorp and others, reasonably satisfactory in form and substance to such counsel. BancorpSouth and

City Bancorp will cooperate with each other and BancorpSouth’s Counsel in executing and delivering to BancorpSouth’s Counsel customary representations letters in connection with such opinion.

(f) Consent of Option Holders.  BancorpSouth shall have received all consents pursuant to Section 7.6(e) of this Agreement.

(g) Employment Agreements.  BancorpSouth shall have received executed amended and restated employment agreements for the employees identified in Section 4.11(q) of the City Bancorp Disclosure Schedule, in form and substance satisfactory to BancorpSouth.

(h) Consents to Transaction.  BancorpSouth shall have received a signed consent to the transaction contemplated by this Agreement for each contract requiring consent as listed in Section 4.14(a) of City Bancorp Disclosure Schedule, in each case in form and substance satisfactory to BancorpSouth.

(i) Tail Insurance.  City Bancorp shall have, at its sole expense, amended, modified or obtained tail coverage to provide continuing coverage under its existing insurance policies on terms and in form and substance satisfactory to BancorpSouth.

(j) Release of Liens.  City Bancorp shall have secured the release of the liens set forth in Section 4.2(b) of the City Bancorp Disclosure Schedule and all additional liens set forth in Section 8.2(j) of the City Bancorp Disclosure Schedule and a termination of any loan or credit agreements or similar documents related to all such liens.

(k) Escrow Agreement.  BancorpSouth shall have received an executed copy of the Escrow Agreement from the Escrow Agent and City Bancorp.

(l) Indentures.  BancorpSouth shall have taken all actions necessary for it to succeed to City Bancorp’s rights, interests and obligations pursuant to the Indentures, and the Predecessor Administrators shall have been replaced by the Successor Administrators.

8.3  Conditions to Obligations of City Bancorp.  The obligation of City Bancorp to effect the Merger is also subject to the satisfaction or waiver by City Bancorp at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.  The representations and warranties of BancorpSouth set forth in Article V of this Agreement, to the extent qualified as to “materiality” or “Material Adverse Effect”, shall be true and correct in all respects, subject to such qualifications, and those set forth in Article V of this Agreement that are not qualified as to “materiality” or “Material Adverse Effect”, shall be true and correct in all material respects (with regard to BancorpSouth and its Subsidiaries, taken as a whole), in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. City Bancorp shall have received a certificate signed on behalf of BancorpSouth by the Chief Executive Officer and the Chief Financial Officer of BancorpSouth to the foregoing effect.

(b) Performance of Obligations of BancorpSouth.  All obligations of BancorpSouth under this Agreement that are to be performed prior to the Closing, to the extent qualified as to materiality or a Material Adverse Effect, shall have been performed in all respects, and to the extent not so qualified, shall have been performed in all material respects, and City Bancorp shall have received a certificate signed by the Chief Executive Officer of BancorpSouth to such effect.

(c) No Pending Governmental Actions.  No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(d) Federal Tax Opinion.  City Bancorp shall have received an opinion from Polsinelli Shalton Welte Suelthaus PC (“City Bancorp’s Counsel”), or other counsel reasonably satisfactory to City Bancorp, in form and substance reasonably satisfactory to City Bancorp, dated the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that BancorpSouth and City

Bancorp will each be a party to that reorganization. In rendering such opinion, City Bancorp’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of BancorpSouth, City Bancorp and others, reasonably satisfactory in form and substance to such counsel. BancorpSouth and City Bancorp will cooperate with each other and City Bancorp’s Counsel in executing and delivering to City Bancorp’s Counsel customary representations letters in connection with such opinion.

(e) Escrow Agreement.  City Bancorp shall have received an executed copy of the Escrow Agreement from the Escrow Agent and BancorpSouth.

ARTICLE IX.

TERMINATION AND AMENDMENT

9.1  Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of City Bancorp:

(a) By mutual consent of City Bancorp and BancorpSouth in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) By either BancorpSouth or City Bancorp upon written notice to the other party (i) 60 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

(c) By BancorpSouth or City Bancorp upon written notice to the other party if the Merger shall not have been consummated on or before June 1, 2007, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) By BancorpSouth or City Bancorp upon written notice to the other party if any approval of the shareholders of City Bancorp required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at the City Bancorp Shareholders’ Meeting or at any adjournment or postponement thereof;

(e) By either BancorpSouth or City Bancorp upon written notice to the other party (provided that the terminating party is not then in material breach of any representation or warranty or material breach of any covenant or other agreement contained herein) in the event of either: (i) if any of the representations or warranties set forth in this Agreement on the part of the other party hereto shall be or become materially untrue or incorrect, and such representation is either incapable, by its nature, of being cured or is not cured within 30 calendar days following the giving of written notice thereof to the party making such representation; or (ii) a material breach by the other party of any of the covenants or agreements contained in this Agreement, and such breach is either incapable, by its nature, of being cured or is not cured within 30 calendar days following the giving of written notice thereof to such other party; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 8.2(a) (in the case of a breach of representation or warranty by City Bancorp) or Section 8.3(a) (in the case of a breach of a representation or warranty by BancorpSouth);

(f) By BancorpSouth upon written notice to City Bancorp if City Bancorp’s Board of Directors shall have failed to recommend in the Proxy Statement that City Bancorp’s shareholders approve and adopt this Agreement, or City Bancorp’s Board of Directors shall have withdrawn, modified or changed, in a manner adverse to BancorpSouth, its approval or recommendation of this Agreement and the transactions contemplated hereby, or if City Bancorp or The Signature Bank enters into any letter of intent, agreement in principle, or acquisition or similar agreement related or with respect to any Acquisition Proposal; or

(g) By the Board of Directors of City Bancorp, if it determines by a vote of a majority of the members of its entire Board, at any time during the 10-day period commencing two days after the Determination Date, if the Average BancorpSouth Common Stock Price is less than the City Bancorp Termination Price;

subject, however, to the following: If the City Bancorp Board of Directors elects to so terminate this Agreement pursuant to this Section 9.1(g), it shall give written notice thereof to BancorpSouth immediately following such vote. During the five-day period commencing with its receipt of such notice, BancorpSouth shall have the option to elect to increase the Exchange Ratio to that number which would cause the dollar value of the Stock Consideration valued using the Average BancorpSouth Common Stock Price to be equal to that which would have been payable had the Average BancorpSouth Common Stock Price been equal to the Lower Price. If BancorpSouth makes an election contemplated by the preceding sentence within such five-day period (the “Adjustment Period”), it shall give prompt written notice to City Bancorp of such election (the “Adjustment Notice”) pursuant to this Section 9.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 9.1(g). Notwithstanding the foregoing, if BancorpSouth does not provide the Adjustment Notice within the Adjustment Period or notifies City Bancorp that it does not intend to increase the Exchange Ratio as described above, City Bancorp may withdraw its notice of election to terminate this Agreement pursuant to this Section at any time prior to the expiration of three business days after expiration of the Adjustment Period.

9.2  Effect of Termination.  In the event of termination of this Agreement by either BancorpSouth or City Bancorp as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 9.2, 9.3, 10.3, 10.4 and 10.12 shall survive any termination of this Agreement (ii) that notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its breach of any provision of this Agreement, and City Bancorp shall not be relieved or released from any obligation to make payment to BancorpSouth pursuant to Section 9.3 hereof.

9.3  Termination Fee.  City Bancorp shall pay to BancorpSouth, upon demand, by wire transfer of immediately available funds, the sum of $4,500,000 (the “Termination Fee”) if (A) this Agreement is terminated (1) by BancorpSouth pursuant to (i) Section 9.1(f), or (ii) Section 9.1(e), other than as a result of circumstances beyond the control of City Bancorp, or (2) terminated by City Bancorp or BancorpSouth pursuant to Section 9.1(d) and (B) an Acquisition Proposal has been made or is made at any time within a nine (9) month period after such termination of this Agreement and actions have been taken or are taken by the board of directors of City Bancorp to pursue further discussions or negotiations regarding such Acquisition Proposal within such nine (9) month period.

9.4  Amendment.  Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of City Bancorp; provided, however, that after any approval of the transactions contemplated by this Agreement by City Bancorp’s shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to such shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.5  Extension; Waiver.  At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X.

GENERAL PROVISIONS

10.1  Closing.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. (Central Time) on the next business day (or such later date as the parties hereto shall mutually agree) following the later of (i) the City Bancorp Shareholders’ Meeting or (ii) the first business day after the satisfaction or waiver (subject to applicable law) of the last to occur of the conditions set forth in Article VIII hereof (other than those conditions which relate to actions to be taken at the Closing) (the “Closing Date”), at City Bancorp, 4039 S. Kansas Expressway, Springfield, Missouri 65807, or at such other time, date and place as is agreed to by the parties hereto.

10.2  Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than Section 10.3 hereof) shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time, which include, without limitation, the covenants set forth in Section 7.11 hereof.

10.3  Expenses.  All costs and expenses, including legal, accounting and financial advisory fees and expenses, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

10.4  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to BancorpSouth, to:

BancorpSouth, Inc.
One Mississippi Plaza
Tupelo, Mississippi 38804
Attention: Chief Executive Officer
Facsimile: (662) 680-2006

with a copy (which shall not constitute notice) to:

Waller Lansden Dortch & Davis, LLP
511 Union Street, Suite 2700
Nashville, Tennessee 37219
Attention: Ralph W. Davis, Esq.
Facsimile: (615) 244-6804

and

(b) if to City Bancorp, to:

City Bancorp
4039 S. Kansas Expressway
Springfield, Missouri 65807
Attention: David A. Kunze
Facsimile: (417) 889-0751

with a copy (which shall not constitute notice) to:

Polsinelli Shalton Welte Suelthaus PC
7733 Forsyth Boulevard, 12th Floor
St. Louis, Missouri 63105
Attention: Kenneth H. Suelthaus
Facsimile: (314) 727-7166

10.5  Interpretation.

(a) In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and (ii) when a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article, Section of or Exhibit or Schedule to this Agreement, as applicable. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to October 31, 2006. Unless the context otherwise requires, when used in this Agreement, (i) the singular shall include the plural, the plural shall include the singular, and all nouns, pronouns and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, as the identity of the person or persons may require, and (ii) the term “or” shall mean “and/or.” For purposes of this Agreement, “knowledge” means, with respect to an individual, such individual is actually aware, after reasonable inquiry, of the particular fact, matter, circumstance or other item, and, with respect to any party, entity or other person other than an individual, any individual who is serving as a director, chairman, chief executive officer, president, chief operating officer, chief financial officer, chief accounting officer, controller, chief credit officer, general counsel, senior or executive vice president, or regional chairman of such party, entity or other person or other officer, regardless of title, thereof charged with or responsible for the oversight of a particular area, department or function to which the subject matter relates, has or at any time had “knowledge” of such fact, matter, circumstance or other item. References to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced by the parties from time to time. References to any party to this Agreement shall include references to its respective successors and permitted assigns. References to law are references to that law as amended, consolidated, supplemented or replaced from time to time, and shall include references to any constitutional provision, treaty, decree, convention, statute, act, regulation, rule, ordinance, subordinate legislation, rule of common law and of equity and judgment and shall include the requirements of any applicable stock exchange. References to a judgment shall include references to any order, injunction, decree, determination or award of any court or tribunal. References to any Governmental Entity or Regulatory Agency include any successor to that Governmental Entity or Regulatory Agency.

(b) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The parties hereto have each negotiated the terms hereof, reviewed this Agreement carefully, and discussed it with their respective legal counsel. It is the intent of the parties that each word, phrase and sentence and other part hereof shall be given its plain meaning. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

10.6  Defined Terms.  Certain terms used in this Agreement have the meanings ascribed thereto herein, and shall be applicable to the singular and the plural forms of such terms, except as otherwise provided herein.

10.7  Counterparts.  This Agreement may be executed in counterparts, all of which shall be considered one and the same instrument and shall become effective when counterparts have been signed by each of the parties and delivered to the other party hereto, it being understood that all parties need not sign the same counterpart.

10.8  Entire Agreement.  This Agreement (including the schedules, exhibits, documents and instruments referred to herein) constitutes the entire agreement and, except as specifically provided herein, supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

10.9  Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Mississippi, without regard to the conflicts of laws principles of any jurisdiction.

10.10  Enforcement of Agreement.  The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, without having to post bond therefor or prove actual damages, this being in addition to any other remedy to which they are entitled at law or in equity.

10.11  Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.12  Publicity.  Except as otherwise required by law or the rules of the NYSE, so long as this Agreement is in effect, neither BancorpSouth nor City Bancorp shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which such consent shall not be unreasonably withheld or delayed.

10.13  Assignment; Successors; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except for the Indemnified Parties, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

10.14  Waiver of Jury Trial.  EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS IT MAY HAVE TO DEMAND THAT ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR THE RELATIONSHIPS OF THE PARTIES HERETO BE TRIED BY JURY. THIS WAIVER EXTENDS TO ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY ARISING FROM ANY SOURCE INCLUDING, BUT NOT LIMITED TO, THE CONSTITUTION OF THE UNITED STATES OR ANY STATE THEREIN, COMMON LAW OR ANY APPLICABLE STATUTE OR REGULATIONS. EACH PARTY HERETO ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY WAIVING ITS RIGHT TO DEMAND TRIAL BY JURY.

10.15  Consent to Jurisdiction.  Each party consents to non-exclusive jurisdiction for any action or proceeding for the enforcement of any right, remedy, obligation or liability arising under or in connection with this Agreement in the state courts located in Tupelo, Mississippi or the federal courts located in Aberdeen, Mississippi.

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written for themselves and their respective Subsidiaries.

BANCORPSOUTH, INC.

By:	/s/ AUBREY B. PATTERSON
Aubrey B. Patterson
Chairman and Chief Executive Officer

CITY BANCORP

By:	/s/ DAVID A. KUNZE
David A. Kunze
Chairman and Chief Executive Officer

ANNEX B

V.A.M.S. 351.455

Vernon’s Annotated Missouri Statutes
Title XXIII. Corporations, Associations and Partnerships
General and Business Corporations
Merger and Consolidation

351.455. Dissenting shareholder, entitlement to appraisal, when — payment upon surrender of shares, fair value — notice of meeting of shareholders to vote on merger or consolidation

1. Any shareholder shall be deemed a dissenting shareholder and entitled to appraisal under this section if such shareholder:

(1) Owns stock of a corporation which is a party to a merger or consolidation as of the record date for the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote;

(2) Files with the corporation before or at such meeting a written objection to such plan of merger or consolidation;

(3) Does not vote in favor thereof if the shareholder owns voting stock as of such record date; and

(4) Makes written demand on the surviving or new corporation within twenty days after the merger or consolidation is effected for payment of the fair value of such shareholder’s shares as of the day before the date on which the vote was taken approving the merger or consolidation.

2. The surviving or new corporation shall pay to each such dissenting shareholder, upon surrender of his or her certificate or certificates representing said shares in the case of certificated shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder who:

(1) Fails to file a written objection prior to or at such meeting;

(2) Fails to make demand within the twenty-day period; or

(3) In the case of a shareholder owning voting stock as of such record date, votes in favor of the merger or consolidation;

shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof and shall not be deemed to be a dissenting shareholder.

3. Notwithstanding the provisions of subsection 1 of section 351.230, notice under the provisions of subsection 1 of section 351.230 stating the purpose for which the meeting is called shall be given to each shareholder owning stock as of the record date for the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, whether or not such shareholder is entitled to vote.

4. If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his or her certificate or certificates representing said shares in the case of certificated shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

5. If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty-day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with

B-1

interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporation of the certificate or certificates representing said shares in the case of certificated shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under such shareholder shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

6. The right of a dissenting shareholder to be paid the fair value of such shareholder’s shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

7. When the remedy provided for in this section is available with respect to a transaction, such remedy shall be the exclusive remedy of the shareholder as to that transaction, except in the case of fraud or lack of authorization for the transaction.

B-2

Annex C

STIFEL
  NICOLAUS

October 30, 2006

Board of Directors
City Bancorp
4039 S. Kansas Expressway
Springfield, MO 65807

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that City Bancorp (“City” or the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with BancorpSouth, Inc. (“BancorpSouth”) pursuant to which City will be merged (the “Merger”) with and into BancorpSouth, and each issued and outstanding share of common stock, $0.067 par value per share, of City (other than City Bancorp Dissenting Shares (as defined in the Merger Agreement) and shares of City’s common stock held directly or indirectly by BancorpSouth or City or any of their respective Subsidiaries (as defined in the Merger Agreement), other than Trust Account Shares (as defined in the Merger Agreement) and DPC Shares (as defined in the Merger Agreement), each a “Share”) will be converted, at the election of the holder thereof, into the right to receive (i) an amount in cash equal to $34.08, (ii) a number of shares of BancorpSouth’s common stock equal to the Exchange Ratio (as defined in the Merger Agreement), or (iii) a combination thereof, subject to adjustment and on terms and conditions more fully set forth in the Merger Agreement (the “Per Share Consideration”).

You have requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Shares, of the Per Share Consideration to be received by such holders of Shares from BancorpSouth in the Merger pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i) reviewed and analyzed a draft copy of the Merger Agreement provided to us on October 19, 2006;

(ii) reviewed and analyzed the audited consolidated financial statements of City for the two years ended December 31, 2005, the annual valuation for the year end 2005 for City; the audited consolidated financial statements of Signature Bancshares, Inc. for the three years ended December 31, 2003, unaudited financial statements of City contained in its quarterly report for the quarter ended June 30, 2006, and consolidated financial statements prepared by City for the quarter ended June 30, 2006;

(iii) reviewed and analyzed the audited consolidated financial statements of BancorpSouth included in its Annual Reports on Form 10-K for the five years ended December 31, 2005, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and its quarterly earnings press release on Form 8-K dated October 19, 2006 for the quarter ended September 30, 2006;

(iv) reviewed the reported prices and trading activity of the publicly traded common equity securities of BancorpSouth and the historical prices and trading volume of the common stock of City;

(v) reviewed and analyzed certain other publicly available information concerning City and BancorpSouth;

(vi) held discussions with BancorpSouth’s senior management, including estimates of certain cost savings, operating synergies, and merger charges;

Stifel, Nicolaus & Company, Incorporated
ONE FINANCIAL PLAZA 501 NORTH BROADWAY ST. LOUIS, MISSOURI 63102 (800) 467-2139 WWW.STIFEL.COM
MEMBER SIRC AND DIVSE

(vii) reviewed certain non-publicly available information concerning City, including internal financial analyses and forecasts prepared by its management and held discussion with City’s senior management regarding the financial forecasts and recent developments;

(viii) participated in certain discussions and negotiations between representatives of City and BancorpSouth;

(ix) analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(x) reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(xi) conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and

(xii) took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the banking industry generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel, by or on behalf of City and BancorpSouth, or that was otherwise reviewed by Stifel and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by City and BancorpSouth (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), we have assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of City and BancorpSouth as to the future operating and financial performance of City and BancorpSouth, that cost saving and operating synergies would be realized in the amounts and time periods estimated by BancorpSouth and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either City or BancorpSouth since the date of the last financial statements made available to us. We have also assumed, without independent verification and with your consent, that the aggregate allowances for loan losses set forth in the financial statements of City and BancorpSouth are in the aggregate adequate to cover all such losses. We were not requested to make, and did not make, review or obtain any independent evaluation, appraisal or physical inspection of City’s or BancorpSouth’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did we review loan or credit files of City or BancorpSouth. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy. We relied on advice of City’s counsel as to certain legal matters with respect to City, the Merger Agreement and the Merger and other transactions and other matters contained or contemplated therein. We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the Company or BancorpSouth.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It is understood that subsequent developments may affect the conclusions reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion except in accordance with the terms and conditions of Stifel’s engagement letter agreement with City. Our Opinion is solely for the information of, and directed to, the Board of Directors of City (the “Board”) for its information and assistance in connection with its consideration of the financial terms of the Merger and is not to be relied upon by any shareholder of the Company or any other person or entity. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or to any shareholder of City or BancorpSouth as to how any such shareholder should vote at any shareholders’ meeting at which the Merger is considered, or whether or not any City shareholder should elect to receive cash or shares of BancorpSouth’s common stock (or any combination thereof) as Per Share Consideration in connection with the Merger. Nor have we expressed any estimate or opinion as to the prices, trading ranges or volumes at which any securities of City or BancorpSouth might trade in the future. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transaction or business strategy which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Merger. The Opinion also does not address or opine on: (a) the tax or accounting consequences of the Merger to City or the holders of Shares; (b) any related merger, acquisition or similar transaction involving The Signature Bank and BancorpSouth Bank; or (c) the fairness of any consideration received by holders of any securities of the Company other than the Shares.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to City in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Merger (the “Advisory Fee”). We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger (the “Opinion Fee”), provided that such Opinion Fee is creditable against any Advisory Fee. In addition, City has agreed to indemnify us for certain liabilities arising out of our engagement. In the past, Stifel has provided investment banking services to City and BancorpSouth from time to time for which we have received customary fees and we may provide investment banking and other brokerage services to BancorpSouth in the future. In the ordinary course of its business, Stifel actively trades BancorpSouth’s equity securities for its own account and for the accounts of its customers and, accordingly, we or our affiliates may at any time hold a long or short position in such securities.

Except as required by applicable law, including without limitation federal securities laws, our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent; provided that this Opinion may be included in its entirety in any proxy statement or registration statement filed by BancorpSouth with the Securities and Exchange Commission with respect to the Merger in accordance with the terms and conditions of Stifel’s engagement letter agreement with City.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Per Share Consideration to be received by holders of Shares from BancorpSouth in the Merger pursuant to the Merger Agreement is fair to such holders of Shares, from a financial point of view.

Very truly yours,

/s/  STIFEL, NICOLAUS & COMPANY, INCORPORATED

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Annex D

www.mercercapital.com

Headquarters 5860 Ridgeway Center Parkway Suite 400 Memphis, Tennessee 38120
October 30, 2006	901.685.2120 Fax 901.685.2199
The Board of Directors of City Bancorp c/o Mr. David Kunze Chairman and Chief Executive Officer City Bancorp 4039 S. Kansas Expressway Springfield, Missouri 65807	Midwest Office 511 South 5th Street, Suite 206 Louisville, Kentucky 40202 502.585.6340 Fax 502.585.6345

Dear Directors:

Mercer Capital Management, Inc. (“Mercer Capital”) has been retained by the Board of Directors of City Bancorp (“City”) as its financial advisor to render an opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, of the proposed merger between City and BancorpSouth, Inc. (“BancorpSouth” or “BXS”). This Fairness Opinion is issued from the perspective of City’s shareholders. We have not been asked to opine as to, and our opinion does not in any manner address, City’s underlying business decision to proceed with the transaction. Our advisory services, as defined in the engagement letter between Mercer Capital and City, relate only to the provision of the requested Fairness Opinion and supporting documentation.

We were not authorized to, and did not, solicit any expressions of interest from any other parties with respect to the sale of all or any part of City or any alternative transaction. Consequently, we express no opinion as to whether any alternative transaction might produce consideration for City’s shareholders in any amount exceeding that contemplated in the merger.

Mercer Capital, as part of its investment banking and general valuation businesses, is engaged to assist financial institutions and businesses in merging with and acquiring other entities and to value businesses and their securities in connection with mergers and acquisitions, private placements, corporate reorganizations, income and estate tax matters, and other purposes.

Business Valuation • Investment Banking

OVERVIEW OF THE TRANSACTION

The draft Agreement and Plan of Merger (the “Agreement”) by and between City Bancorp and BancorpSouth, Inc., dated as of October 27, 2006, provides as follows. The following summary of the Agreement is qualified in its entirety by reference to the Agreement.

•	Structure. City will be merged with and into BancorpSouth. The name of the surviving corporation will be BancorpSouth, Inc. Upon consummation of the merger, City’s separate corporate existence will cease.

•	Consideration. Fifty percent (50%) of the outstanding shares of City will be converted into cash with the remaining fifty percent (50%) exchanged for shares of BancorpSouth.

•	Purchase Price. The merger consideration represents the sum of the following:

i) $34.08 per share in cash, multiplied by the number of shares converted into cash; and,

ii) Shares of BancorpSouth common stock based upon a formula as defined in the Agreement (the “Exchange Ratio”). The Exchange Ratio is subject to adjustment, as described subsequently. The Exchange Ratio will be finalized as of the Determination Date, as defined in the Agreement.

According to the Agreement, no more than 50% of City’s shares can be exchanged for BancorpSouth stock and no more than 50% of City’s shares can be converted into cash.

Assuming that the Average BancorpSouth Common Stock Price (as defined in the Agreement) remains within a certain range specified in the Agreement, the transaction consideration will equal $34.08 per City share, which equates to a total deal value of $170 million. The total consideration of $170 million is divided among City’s common shareholders ($166,500,873 of the total consideration) and City’s optionholders ($3,499,497 of the total consideration), as indicated in the following table:

Consideration per Share(1)	$34.08	< > prior to funding escrow
x City Shares Outstanding	4,885,589	< > per Agreement

= Consideration to Common Shareholders	166,500,873
+ “Moneyness” of City Options	3,499,497	< > see calculation below

Total Deal Value	$170,000,371

Options
Consideration per Share	$34.08
− Average Strike Price of Options	(19.60)	< > per management

= “Moneyness” of Options	$14.48
x Options Outstanding	241,678	< > per Agreement

= Aggregate “Moneyness” of Options	$3,499,497

(1)	The Agreement specifies that the Average BancorpSouth stock price (as defined in the Agreement) can vary within a certain range without affecting the overall deal value (i.e., the Exchange Ratio changes as BXS’ stock price fluctuates). The “consideration per share” in the table assumes that BXS’s share price remains within this specified range.

BancorpSouth and City further agreed to establish an escrow account related to certain litigation, which will hold approximately $3,000,000 of the merger consideration. The following table indicates the computation

Mercer Capital

of the merger price, assuming both (a) a full recovery of the escrowed funds and (b) no recovery of the escrowed funds.

	100% Escrow	No Escrow
	Recovery	Recovery

Total Deal Value	$170,000,371	$170,000,371
− “Moneyness” of Options	(3,499,497)	(3,499,497)

= Consideration to Common Shareholders	$166,500,873	$166,500,873
– Escrow Agreement	0	(3,000,000)

= Net Consideration to Common Shareholders	$166,500,873	$163,500,873
÷ Common Shares Outstanding	4,885,589	4,885,589

= Consideration per Share	$34.08	$33.47

The preceding tables do not consider any dividends that may be paid by City prior to closing.

•	Conversion of City Common Stock. Each shareholder, except those becoming dissenting shareholders, can elect to receive cash, stock, or a mixed consideration of both cash and stock. Shares of City common stock for which no election is made (“Non-Election Shares”) will receive cash or stock according to the terms of the Agreement.

•	Conversion Procedure. The Agreement ensures that 50% of City’s outstanding shares will be exchanged for BancorpSouth shares. If the total number of shares exchanged for stock (the “Stock Election Shares”) differs from 50% of City’s outstanding shares, then the Agreement contains the following provisions to ensure that 50% of City’s shares are converted into BancorpSouth shares.

IF STOCK ELECTION SHARES > 50% of City’s Outstanding Shares THEN:

1.) All Cash Election Shares and Non-Election Shares will be converted into the right to receive $34.08 per share.

2.) All Stock Election Shares will be converted into the right to receive the stock consideration according to the following formula:

Individual S/H Stock Election Shares	x	(City’s Shares O/S * 0.5) Total Number of Stock Election Shares

IF STOCK ELECTION SHARES < 50% of City’s Outstanding Shares THEN:

1.) All stock election shares will be converted into the right to receive the stock consideration and Non-Election and Cash Election shares will be treated as follows:

A.) If the shortfall number is less than or equal to the Non-Election Shares, then all Cash Election Shares will be converted to cash and the Non-Election Shares will be converted into stock according to this formula:

Individual S/H Non-Election Shares	x	Shortfall Number Total Number of Non-Election Shares
WHERE: SHORTFALL NUMBER = (50% of City’s Outstanding Shares − Stock Election Shares)

B.) If the shortfall number is greater than the Non-Election Shares, then all Non-Election Shares will be converted into stock consideration and all Cash Election shares will be converted according to the following formula:

Individual S/H Cash Election Shares	x	(Shortfall Number − Non-Election Shares) Total Number of Cash Election Shares
WHERE: SHORTFALL NUMBER = (50% of City’s Outstanding Shares — Stock Election Shares)

Mercer Capital

•	Exchange Ratio. The Exchange Ratio will vary depending on the Average BancorpSouth Common Stock Price at the date on which City and BancorpSouth receive final regulatory approval of the transaction (the “Determination Date”), relative to certain ranges indicated in the Agreement. These ranges were set in the Agreement based on a pre-signing price of $25.40 per share, which equals BancorpSouth’s closing stock price at the end of trading on October 27, 2006. The Average BancorpSouth Common Stock Price is defined as the average closing price per share of BXS on the New York Stock Exchange for the ten consecutive trading days ending on the Determination Date. The Exchange Ratio is calculated according to the following procedures set forth in the Agreement (as rounded to the nearest ten-thousandth):

SCENARIO 1: AVERAGE BXS COMMON STOCK PRICE INCREASES MORE THAN 10%

If the Average BancorpSouth Common Stock Price moves 10% or more ABOVE the pre-signing BXS Price, then the Exchange Ratio becomes fixed and shall be determined according to the following formula:

	EXCHANGE RATIO	=	$34.08 (Total Cash Consideration Per Share) HIGHER PRICE
WHERE:	HIGHER PRICE	=	[ Pre-Signing BXS Price x 1.1 ]

Note:

1.) The total stock consideration per share will be greater than or equal to $34.08 (i.e. the stock consideration per share will generally exceed the cash consideration per share).

2.) If the Average BancorpSouth Common Stock Price is greater than 110% of the Higher Price, then the Exchange Ratio VARIES so that the dollar value of the Stock Consideration (as defined in the Agreement) remains equivalent to the dollar value of the Stock Consideration that would have been paid had the Average BancorpSouth Common Stock Price been 110% of the Higher Price.

SCENARIO 2: AVERAGE BXS COMMON STOCK PRICE DECREASES MORE THAN 10%

If the Average BancorpSouth Common Stock Price moves 10% or more BELOW the pre-signing BXS Price, then the Exchange Ratio becomes fixed and shall be determined according to the following formula:

	EXCHANGE RATIO	=	$34.08 (Total Cash Consideration Per Share) LOWER PRICE
WHERE:	LOWER PRICE	=	[ Pre-Signing BXS Price x 0.9 ]

Note:

1.) The total stock consideration per share will be less than or equal to $34.08 (i.e. the stock consideration per share will generally fall below the cash consideration per share).

2.) City Bancorp has the right to terminate the agreement if the Average BancorpSouth Common Stock Price moves 10% or more below the Lower Price.

SCENARIO 3: AVERAGE BXS COMMON STOCK PRICE REMAINS WITHIN 10% OF PRE-SIGNING PRICE

If the Average BancorpSouth Common Stock Price remains within 10% ABOVE or BELOW the pre-signing BXS Price, then the Exchange Ratio varies and is determined according to the following formula:

EXCHANGE RATIO	=	$34.08 (Total Cash Consideration Per Share) Average BancorpSouth Common Stock Price

Note:

1.) The total stock consideration per share will equal $34.08.

Mercer Capital

•	Restrictions on Transfer of BancorpSouth Shares. The shares of BancorpSouth stock will be listed on the New York Stock Exchange and will have no restrictions on transfer.

•	City Options. Each unexercised City stock option under an Employee Plan (as defined in the Agreement) outstanding at the effective date of the merger will be converted into BancorpSouth stock options. The City stock options will be converted into a number BancorpSouth options equal to the amount that the City option holder would have been entitled to had the City option been exercised in full prior to the effective date and received only stock consideration in the merger. The exercise price under the New Option (as defined in the Agreement) will equal the aggregate exercise price for the options on City stock divided by the number of BancorpSouth shares issuable under the New Option.

•	Escrow Account. Approximately $3,000,000 of the merger consideration, comprised of $1,500,000 in cash and shares of BancorpSouth common stock equal to 44,014.08 shares of City multiplied by the Exchange Ratio multiplied by the Non-Dissenting Percentage (as defined in the Agreement), will be deposited in escrow solely for any expenses related to certain litigation. In the event that any part of the escrow deposit is not used, the remaining balance will be returned to City’s shareholders.

•	Tax Treatment. The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Tax Code. Taxes are expected to be deferred on the stock consideration.

•	Termination. City will pay BancorpSouth $4,500,000 if the acquisition is terminated by either BancorpSouth or City for the specific reasons listed in the Agreement.

•	Dividends. City is allowed to pay annual cash dividends in accordance with past practice, not to exceed 30% of net income in the most recent calendar year. According to the Agreement, City may also pay pro rata dividends through the closing date. Such dividends do not result in an adjustment to the purchase price.

•	Approvals. The Agreement requires customary shareholder and regulatory approvals. Additionally, the Agreement requires that BancorpSouth has received executed amendments to all employment agreements in form and substance satisfactory to BancorpSouth.

MATERIALS EXAMINED AND DUE DILIGENCE PERFORMED

In conjunction with the preparation of this fairness opinion, representatives of Mercer Capital visited with City and BancorpSouth management in Tupelo, Mississippi and held further discussions with members of City’s management team by telephone. Further, Mercer Capital reviewed the process leading to the pending transaction with representatives of Stifel, Nicolaus & Company, Inc., City’s financial advisor, in St. Louis, Missouri. These discussions provided important perspective to our understanding of the information reviewed and analyzed in preparation of this opinion of fairness.

Mercer Capital obtained and reviewed information from the following sources to prepare this opinion:

1. The terms of successive drafts of the Agreement and Plan of Merger, including the Agreement as of October 27, 2006;

2. The terms of successive drafts of the Escrow Agreement, including the Escrow Agreement dated as of October 26, 2006;

3. Minutes of City’s September 19, 2006 Board of Directors’ meeting;

4. Forms FRY-9C for City Bancorp and BancorpSouth, Inc. for the period ended June 30, 2006;

5. Form 10-K for BancorpSouth, Inc. for the period ended December 31, 2005;

6. Form 10-Q for BancorpSouth, Inc. for the period ended June 30, 2006;

7. Proxy Statement for BancorpSouth, Inc. dated March 24, 2006;

Mercer Capital

8. Transcripts of conference calls held by BancorpSouth management to discuss earnings for the first, second, and third quarters of 2006 and third and fourth quarters of 2005 as provided by SNL Financial, LC;

9. Confidential Memorandum regarding City Bancorp, Inc. as prepared by Stifel, Nicolaus & Company, Inc. dated June 12, 2006;

10. Offers received by other parties interested in acquiring City;

11. Summary of Proposals prepared by Stifel, Nicolaus & Company, Inc.;

12. Acquiror Overview Presentation prepared by Stifel, Nicolaus & Company, Inc. dated September 11, 2006;

13. Audited financial statements for City prepared by BKD, LLP for the year ended December 31, 2005;

14. City’s budget and business plan for 2006;

15. City’s 2006 Strategic Plan;

16. City’s five year pro forma financial projections for the fiscal years ended December 31, 2006 through 2010 as prepared by City’s management;

17. Research reports regarding BancorpSouth for the second quarter of 2006 prepared by FTN Midwest Securities Corp. and Sterne Agee & Leach, Inc.;

18. Financial data and public market and bank acquisition pricing information supplied by SNL Financial, LC;

19. Minutes of certain meetings of the BancorpSouth Board of Directors; and,

20. Certain other materials provided by management or otherwise obtained by Mercer Capital deemed relevant to prepare this opinion.

In all cases we relied upon the referenced information without independent verification. This opinion is, therefore, dependent upon the information provided. A material change in critical information relied upon in this opinion and the underlying analysis performed would necessitate a reassessment to determine the effect, if any, upon our opinion. We have furthermore assumed that the financial projections used in our analysis reflect a reasonable assessment of City’s future operating and financial performance and are in accord with management’s current best estimates of future performance. BancorpSouth’s management confirmed to Mercer Capital that the published analysts’ estimates of its 2006 and 2007 earnings per share reasonably reflect management’s estimates of earnings per share in each such period. Mercer Capital does not express any opinion as to the assumptions underlying such forecasts, nor do we represent or warrant that the projections will be achieved. We have not examined the loan portfolio of City or BancorpSouth. Direct examination is beyond the scope of this engagement.

OVERVIEW OF THE ANALYSIS

In reaching its opinion, Mercer considered the following factors, which are not necessarily meant to be exhaustive:

1. The process undertaken by the Board of Directors leading to the execution of the Agreement;

2. An analysis of the implications of changes in the transaction consideration arising from changes in the Exchange Ratio;

3. The offers made by other potential acquirors of City;

4. The financial position and outlook for City and The Signature Bank;

Mercer Capital

5. The financial position and outlook for BancorpSouth;

6. The value of the BancorpSouth merger in relation to other comparable change of control transactions;

7. The value of the BancorpSouth merger in relation to values determined based upon management’s expectations regarding City’s future financial performance;

8. An analysis of the estimated pro forma change in earnings per share, book value per share, and dividends per share from the perspective of City’s shareholders;

9. Relative advantages and disadvantages presented by the transaction;

10. The pricing of BancorpSouth’s common stock in relation to other publicly traded bank holding companies; and,

11. The liquidity of BancorpSouth’s common stock received by City’s shareholders as a result of the transaction.

OPINION OF FAIRNESS

Consistent with Mercer Capital’s engagement letter with you, we are providing this Fairness Opinion in connection with the Merger and will receive a fee for such services, which is not contingent upon the conclusion of our analysis.

Based upon and subject to the foregoing, as outlined in the foregoing paragraphs and based upon such matters as we considered relevant, it is our opinion as of the date hereof that the consideration to be paid by BancorpSouth in the Merger is fair, from a financial point of view, to the stockholders of City.

Our opinion does not constitute a recommendation with respect to how any shareholder should vote on the proposed transaction. Mercer Capital has not expressed an opinion as to the price at which any security of BancorpSouth or City may trade in the future. The opinion is necessarily based upon economic, market, financial, and other conditions as they exist, and the information made available to us, as of the date of this letter.

Sincerely yours,

MERCER CAPITAL MANAGEMENT, INC.

Z. Christopher Mercer, ASA, CFA
Chief Executive Officer

Mercer Capital